Form 10-K, Exhibit 13
SYNCOR INTERNATIONAL CORP /DE/
filed 1995-03-31
CIK 202763

EXHIBIT 13
                     SYNCOR INTERNATIONAL CORPORATION
                       ANNUAL REPORT TO SHAREHOLDERS
               FOR THE TWELVE MONTH TRANSITION PERIOD ENDED
                             DECEMBER 31, 1994


CORPORATE PROFILE

Syncor International Corporation operates an expanding network of 117 domestic and six international nuclear pharmacy service centers. The Company compounds and dispenses patient-specific unit dose radiopharmaceutical prescriptions, as well as distributing bulk radiopharmaceutical products, for use in diagnostic imaging and provides a complete range of advanced pharmacy services. Syncor services over 7,000 customers and is the only national pharmacy network of its kind that provides a combination of diagnostic and information services to hospitals and alternate site markets.

SYNCOR'S MISSION

Syncor's mission is to be the premier provider of prepared time-critical pharmaceuticals and comprehensive value-added pharmacy services which meet the needs of the professional health care community and their patients.


                                           SELECTED FINANCIAL DATA

                                          Twelve               Seven                              Twelve
                                          Months               Months                             Months
                                          Ended                Ended                               Ended
In thousands, except per share         December 31,          December 31,                         May 31,
and other data                       1994         1993           1993          1993          1992         1991          1990
______________________________     ______________________      ________      __________________________________________________
                                               (unaudited)
Net sales                          $319,994      $241,289      $142,237      $230,949      $195,989      $145,139      $118,929

Gross profit                         66,026        78,926        45,187        77,306        67,451        49,501        37,161

Income:

  Continuing operations(1)            1,213         6,633         1,684        10,191         7,709         5,870         3,216

  Discontinued operations, net            -           120             -          (379)         (810)       (1,115)            -

  Extraordinary item                      -             -             -             -             -             -           334

  Cumulative effect of
    accounting change                     -         1,020         1,020             -             -             -             -

Net income(1)                        $1,213        $7,773        $2,704        $9,812        $6,899         $4,755       $3,596

Earnings per share:

  Continuing operations(1)               $.11          $.62          $.16          $.95          $.70           $.57         $.32

  Discontinued operations, net             -           .01             -          (.03)         (.07)          (.11)           -

  Extraordinary item                       -             -             -             -             -              -         (.03)

  Cumulative effect of
    accounting change                     -           .09           .09             -             -              -            -
                                    _________     _________      _________     _________     _________       _________

Net income per share(1)                $.11          $.72          $.25          $.92          $.63           $.46         $.35

Cash, cash equivalents and
  investments                        $19,201       $18,700       $18,700       $20,937        $9,970         $9,309       $9,609

Working capital                      26,616        27,121        27,121        27,430        20,279         20,220       17,324

Total assets                        128,684       114,586       114,586       103,953        90,847         74,591       65,744

Long-term debt                        5,154         6,837         6,837         4,515         6,008          7,881        8,475

Stockholders' equity                $73,850       $71,181       $71,181       $65,784       $52,359        $42,790      $35,805

Current ratio                          1.54          1.74          1.74          1.82          1.64           1.89         1.85

Weighted average shares
  outstanding                         10,889        10,779        10,762        10,708        10,865         10,246        10,140

Number of domestic
  radiopharmacies                        117           109           109           100            95             87            83

Days sales outstanding                   55            52            52            52            59             68            62

(1) Seven months ended December 31, 1993 includes a charge for alliance development costs of $4,500.
/TABLE

PHARMACY LOCATIONS
__________________

Corporate Headquarters: Chatsworth, California
Domestic Radiopharmacies: Akron, Ohio ; Albany, New
York ; Albuquerque, New Mexico ; Allentown, Pennsylvania ; Altoona, Pennsylvania ; Amarillo, Texas ; Appleton, Wisconsin ; Atlanta, Georgia ; Augusta, Georgia ; Austin, Texas ; Bakersfield, California ; Baltimore, Maryland ; Beaumont, Texas ; Berkeley, California ; Birmingham, Alabama ; Boston, Massachusetts ; Bristol, Pennsylvania ; Bronx, New York ; Buffalo, New York ; Charlotte, North Carolina
; Chattanooga, Tennessee ; Chicago, Illinois ; Cincinnati, Ohio ; Cleveland, Ohio ; Colorado Springs, Colorado ; Colton, California ; Columbia, South Carolina ; Columbus, Georgia ; Columbus, Ohio ; Corpus Christi, Texas ;
Dallas, Texas ; North Dallas, Texas ; Dayton, Ohio ; Denver, Colorado ; Des Moines, Iowa ; Des Plaines, Illinois ; Detroit, Michigan ; El Paso, Texas ; Fargo, North Dakota ; Flint, Michigan ; Fort Lauderdale, Florida ; Fort
Myers, Florida ; Fort Wayne, Indiana ; Fort Worth, Texas ; Fresno, California
; Gainesville, Florida ; Grand Rapids, Michigan ; Greensboro, North Carolina
; Gulfport, Mississippi ; Harrisburg, Pennsylvania ; Hartford, Connecticut ; Houston, Texas ; Huntington, West Virginia ; Indianapolis, Indiana ; Jackson, Mississippi ; Jacksonville, Florida ; Kansas City, Missouri ; Knoxville, Tennessee ; Las Vegas, Nevada ; Lexington, Kentucky ; Lincoln, Nebraska ;
Little Rock, Arkansas ; Long Island,
New York ; Louisville, Kentucky ; Lubbock, Texas ; Manchester, New Hampshire ; Memphis, Tennessee ; Mesa, Arizona ; Miami, Florida ; Milwaukee, Wisconsin ; Mobile, Alabama ; Modesto, California ; Munster, Indiana ; Nashville, Tennessee ; Newburgh, New York ; New Orleans, Louisiana ; Newark, New Jersey ; Oklahoma City, Oklahoma ; Omaha, Nebraska ; Orange, California ; Orlando, Florida ; Palm Beach, Florida ; Pensacola, Florida ; Philadelphia, Pennsylvania ; Phoenix, Arizona ; Pittsburgh, Pennsylvania ; Portland, Oregon ; Reno, Nevada ; Richmond, Virginia ; Rochester, New York ; Sacramento, California ; Saint Louis, Missouri ; Saint Paul, Minnesota ; Saint Petersburg, Florida ; San Antonio, Texas ; San Diego, California ; San Francisco, California ; San Jose, California ; Seaford, Delaware ; Seattle, Washington ; Spokane, Washington ; Springfield, Illinois ; Stamford, Connecticut ; Syracuse, New York ; Tampa, Florida ; Toledo, Ohio ; Torrance, California ; Tucson, Arizona ; Tulsa, Oklahoma ; Van Nuys, California ; Virginia Beach, Virginia ; Washington, District of Columbia ; West Lafayette, Indiana ; Wichita, Kansas ; Youngstown, Ohio ; International Radiopharmacies:
Beijing, Republic of China ; Kowloon, Hong Kong ; Kaoshiung, Taiwan ; Manila, Philippines ; Shanghai, Republic of China ; Taipei, Taiwan ; Positron Emission Tomography Pharmacies: Los Angeles, California ; Omaha, Nebraska ; Phoenix, Arizona ; Sacramento, California

SYNCOR'S VISION:
________________

Making a difference in people's lives through service.

                      LETTER TO SHAREHOLDERS

Dear Shareholder,

1994 was a year of significant highs and lows for our Company.

The year commenced with Syncor's twentieth anniversary. In January 1974, the founders of Syncor International Corporation introduced a new service concept to the nuclear medicine community: the delivery of time-critical unit dose pharmaceuticals through centralized radiopharmacies. Twenty years later, Syncor International Corporation is an established, international leader in the distribution of high-tech pharmacy services. Today, we are a $320 million corporation with a national network of 117 domestic and six international radiopharmacies.

In February 1994, we launched our alliance with the Radiopharmaceutical Division of The DuPont Merck Pharmaceutical Company ("DuPont Merck"). This alliance positioned Syncor as the primary distribution channel for DuPont Merck's radiopharmaceutical products in the United States, adding $64 million in incremental sales in 1994.

We had high expectations for our performance; however, health care reform initiatives led to severe price erosion and intense competition throughout the year. While we were able to report a substantial 32.6% increase in net sales for the year, our profit margins deteriorated significantly, and we reported losses for the third and fourth quarters of 1994, though we maintained overall profitability for the year.

We believe we have made substantial progress toward identifying and implementing profit improvement programs which should improve our operating performance. We are dedicated to revitalizing our Company and will be focusing on the following key objectives during 1995:

. Maintaining a strong financial position: We must achieve an acceptable profit level for enhanced shareholder value.

. Diversifying our core business: We must broaden the foundation of our core business in order to adapt to the ever changing needs of the marketplace.

. Building effective partnerships: We will continue to improve the nature of the DuPont Merck Alliance to foster the best interests of both companies. We demonstrated our commitment to this partnership when we announced the successful joint review of this agreement, effective January 1995. We will continue to explore similar arrangements with other quality companies.

. Strengthening our marketing strategy: We must develop creative and innovative marketing approaches which will provide Syncor with a competitive advantage in a changing and demanding health care market.

Syncor International Corporation's net sales in 1994 increased 32.6 percent to $320 million, up from $241.3 million in 1993. Net income from continuing operations in 1994 totaled $1.2 million or $.11 per share compared to net income of $6.6 million or $.62 per share in 1993.

Despite the financial challenges of 1994, our balance sheet remained strong. At December 31, 1994, cash, cash equivalents and investments totaled $19.2 million and working capital totaled $26.6 million. The current ratio stands at 1.54:1.00.

We initiated several programs in 1994 to mitigate the negative market factors that depressed our profit performance:

. We significantly reduced our corporate overhead.

. We reassessed our marketing strategy and placed greater emphasis on adding profitable business.

. We reorganized our field organization to obtain greater focus on teamwork and new product conversions.

. We postponed scheduled salary increases.


Throughout 1994, Syncor's management met with representatives from DuPont Merck in order to reassess and review the original terms of the alliance. In January, 1995, Syncor and DuPont Merck successfully concluded this joint review and modified the agreement accordingly. The resulting changes will help both companies achieve the long-term full potential of this alliance; that being to grow the nuclear medicine market so it may fully realize its potential of contributing to affordable, quality health care. The expected financial impact of the modified agreement on the Company for 1995 is to improve margins and cash flow.
During the past year, our national pharmacy network continued its accelerated expansion program, with the addition of eight radiopharmacies. This brings our domestic total to 117. Our international radiopharmacy presence also increased. In 1994, we accelerated our international market expansion program and opened radiopharmacies in Beijing and Shanghai in the Republic of China, a second pharmacy in Taiwan and, in January 1995, a pharmacy in the Philippines. In 1995, we look forward to additional international openings in Mexico and Thailand. We are truly an "International" company and will continue to pursue business opportunities in foreign markets.

Despite all our difficulties, challenges and organizational changes, our employees never lost focus on servicing our customers. They dealt with the reductions in staffing and the lack of salary increases, and they continued to provide the highest level of quality service to our customers. In fact, an independent market research audit documented that Syncor's customer service continued to improve in 1994 while competing companies' performance declined or stayed the same.

We would like to personally commend all of our 2,000-plus employees for their professionalism and dedication to our Customer Value:

  OUR CUSTOMERS ARE NUMBER ONE. WE ARE DEDICATED TO PROVIDING
  QUALITY SERVICE WHICH EXCEEDS THEIR EXPECTATIONS AND MAINTAINS
  THEIR TRUST.

We expect to continue to be challenged in 1995. The market-based initiatives stimulated by health care reform will continue. Cost effective medicine is becoming a reality in the private sector. Competition will continue to be intense. However, we are optimistic that Syncor's performance should improve in spite of these obstacles. Our optimism is based on four factors:

1.The health care market overreaction to health care reform initiatives will diminish. Nuclear medicine departments will expand and order new equipment. New products should be approved by the FDA. Market penetration and market expansion of existing products will continue.

2.We have successfully completed the implementation phase of our alliance with DuPont Merck. Both companies can now concentrate on expanding the nuclear medicine market by demonstrating that nuclear medicine is superior clinically and is cost-effective versus other modalities. Both companies are now focused on profitably converting customers to Syncor's unit dose system, which is more efficient than purchasing in bulk. Both companies are now focused on increasing penetration and conversion of DuPont Merck's Cardiolite(R), the cardiac imaging product, and Neurolite(R), the new brain imaging agent.

3.We have streamlined our corporate and field organizations. Our entire organization is focused on profit improvement as our primary objective in 1995. All of our incentive programs are based on achieving our profit goals.

4.Our people continue to demonstrate their ability to deliver quality cost-effective services to our customers. We are convinced that quality, cost effective services will be rewarded in the long run by the majority of customers.

We would be remiss if we did not recognize our shareholders for their understanding, patience and support in 1994. The strategies and plans we have initiated should continue to earn your support. We remain committed to exceeding the expectations of our customers and rewarding our employees and shareholders for their continued dedication to our Vision, Values and Mission.

Sincerely,


Gene R. McGrevin
President & Chief Executive Officer



Monty Fu
Chairman of the Board

FINANCIAL CONTENTS
__________________

Management's Discussion and Analysis                        8

Consolidated Balance Sheets                                13

Consolidated Statements of Income                          14

Consolidated Statements of Stockholders' Equity            15

Consolidated Statements of Cash Flows                      16

Notes to Consolidated Financial Statements                 17

Selected Quarterly Results of Operations                   27

Independent Auditors' Report                               28

Officers and Directors                                     29

                 MANAGEMENT'S DISCUSSION & ANALYSIS OF
              FINANCIAL CONDITION & RESULTS OF OPERATIONS


RESULTS OF OPERATIONS CALENDAR YEARS 1994 AND 1993

NET SALES:
Consolidated net sales in 1994 totaled $320 million, an increase of 32.6%, or $78.7 million, over 1993. The Company's net sales growth is primarily the result of activity associated with the strategic alliance that the Company entered into with its principal supplier of radiopharmaceutical products, as discussed in
Note 6 of Notes to Consolidated Financial Statements. Sales in the cardiology sector of the business continue to be the driving force in nuclear medicine and the Company's sales growth. Cardiology sales represent approximately 56% of the Company's net sales. Other favorable factors affecting sales growth include the addition of significant sales volume due to the expansion of certain large managed care contracts, plus the opening and acquisition of eight new pharmacies during 1994. Sales growth was negatively affected by recent trends in national health care economics, primarily aggressive price competition, plus the strategic decision made during the first quarter of this year to reduce the price of the Company's leading cardiology product.

GROSS PROFIT:
The Company's gross profit as a percentage of net sales decreased to 20.6% in 1994 compared to 32.7% in 1993. The decline in gross profit percentage is the result of a variety of factors. These factors include general price reductions across most of Syncor's product line including the Cardiology area, in response to competitive market pressures, in addition to the acquisition of several large managed care contracts that traditionally have lower profit margins. The Company also experienced a decline in the volume of some of its core (non-cardiology) products, due to changes in certain physician practice patterns. Material costs, as a percentage of pharmacy sales, have been rising due to price increases from suppliers, while the current government focus on cost containment and managed care has made it difficult to recover these material cost increases through price increases to customers. Beginning in 1995, the Company believes pricing is stabilizing in the marketplace. In early January 1995, the Company concluded a joint review and modification of the strategic alliance agreement with the Radiopharmaceutical Division of the (DuPont Merck). The resulting changes are anticipated to improve the gross margin as a percentage of sales in early 1995 and the Company expects this trend to continue.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES:
Operating, selling and administrative expenses decreased $1.9 million in 1994 compared to 1993, despite a significant increase in net sales, and decreased as a percentage of net sales from 23.1% to 16.8%. The decline was a direct result of several programs initiated by the Company in 1994 to reduce losses, reduce certain overhead, and improve control over radiopharmacy expenditures. The Company continues, as a part of its business strategy, to invest in developmental business opportunities. These opportunities require ongoing resources in the area of operating, selling and administrative expenses. The Company does not believe there will be a significant increase in the level of operating, selling and administrative expenditures during 1995.

DEPRECIATION AND AMORTIZATION:
Depreciation and amortization in 1994 increased to $10.6 million or 24 percent over $8.5 million in 1993. The increase is due to the opening or acquiring of eight new radiopharmacies since December 31, 1993, and an extensive remodeling and relocation program of the Company's facilities which was initiated in prior years.

ALLIANCE DEVELOPMENT COSTS:
On December 3, 1993, the Company entered into a long-term supplier distribution agreement with its principal supplier of radiopharmaceutical products, DuPont Merck. The agreement, which became effective February 1, 1994, replaced an existing supply agreement between the companies which had been in place since 1988. Under the terms of the new agreement, DuPont Merck will rely upon the Company as the primary distribution channel for its radiopharmaceutical products in the United States.
In connection with this agreement, the Company established a reserve for alliance development costs of $4.5 million during the seven months ended December 31,
1993. These costs, which resulted in cash outlays, included $2.8 million related to launch and implementation of the strategic alliance program, $1.1 million of employee-related expenses associated with the consolidation, relocation and reorganization of certain sales and service operations, and $.6 million for incremental accounting, legal and regulatory fees. Accrued alliance development costs of $4.1 million at December 31, 1993, were fully utilized in 1994 as the strategic alliance with DuPont Merck was implemented.

PROVISION FOR INCOME TAXES:
The provision for income taxes as a percentage of income before taxes increased to 41.8 percent in 1994 from 39.7 percent in 1993. The increase in the effective tax rate is due to an increase in goodwill amortization and other non-tax deductible expenses as a percentage of pre-tax book income.

..............................................................................

RESULTS OF OPERATIONS SEVEN MONTH TRANSITION PERIOD ENDED DECEMBER 31, 1993 AND 1992

NET SALES:
Consolidated net sales for the seven month transition period ended December 31, 1993, increased 7.8 percent to $142.2 million or $10.3 million over net sales for the comparable 1992 period. This steady growth was attributed to continued expansion in the cardiology market, which constitutes a significant portion of the Company's net sales, and from incremental revenue growth associated with the acquisition and start-up of new radiopharmacies.

Despite the increased growth in net sales described above, the Company believes that the uncertainty surrounding health care reform will continue to impact companies providing health care related products and services. Current government focus on health care cost containment has made it difficult to cover rising costs and expenses through price increases. This has created pressure on the selling prices of several major products in the diagnostic imaging market. Management believes the Company's 1994 revenue growth will continue to be impacted by these forces. The Company is responding to these challenges by developing health care alliances which will concentrate resources, expand the Nuclear Medicine market as a whole and deliver increased value to the customer. In addition, the Company is focusing its marketing efforts on attracting and retaining national accounts, which currently represent a significant portion of the Company's annual net sales.

GROSS PROFIT:
The Company's gross profit increased to $45.2 million, an increase of 3.7 percent over the seven months ended December 31, 1992. However, the Company experienced a continued decline in its gross profit as a percentage of net sales from 33.0 percent to 31.8 percent for the seven months ended December 31, 1992, and 1993, respectively. The decrease is due to a combination of competitive pricing pressures in several key markets, material cost increases and initial lower margins for start up radiopharmacies. Material costs, as a percentage of pharmacy net sales, have been rising consistently in recent periods. In addition, as the cardiology marketplace expands and the strategic alliance, as discussed below, is implemented, the Company's traditional net sales mix continues to change. This changing mix delivers a higher volume of dollars to the gross profit line, but at a lesser rate as a percentage of net sales when compared to the Company's traditional radiopharmaceutical margins.

In addition to those factors mentioned above, the Company's management will continue to be challenged by the competitive marketplace and uncertainty in health care reform.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES:
Although operating, selling and administrative expenses as a percentage of net sales decreased slightly from 23.6 percent for the seven months ended December 31, 1992, to 23.2 percent for the seven months ended December 31, 1993, the components of operating, selling and administrative expenses were somewhat different in each of the periods. The increase of $1.8 million for the seven months ended December 31, 1993, over the comparable 1992 period was attributable to several factors including increases in administrative staff, recruitment of additional sales and pharmacy personnel, and continued commitment to a number of long-term strategic management programs. During the seven months ended December 31, 1993, the Company's nationwide network increased from 100 to 109 radiopharmacies. Six of these radiopharmacies were new openings and three were acquisitions. See Note 2 of Notes to Consolidated Financial Statements.

The Company continues, as a part of its overall business strategy, to invest in developmental business opportunities. These opportunities require ongoing resources in the areas of operating, selling and administrative expenses.

DEPRECIATION AND AMORTIZATION:
Depreciation and amortization increased by $1.4 million in the seven month period ended December 31, 1993, from the same period in 1992. The increased dollar amount reflects additional expense in 1993 for the remodeling and relocation program of the Company's field facilities and costs associated with acquisitions and start-up of new radiopharmacies.

ALLIANCE DEVELOPMENT COSTS:
As stated on page eight under "Alliance Development Costs", the Company entered into a long-term supplier distribution agreement with its principal supplier of radiopharmaceutical products, DuPont Merck. The agreement, which became effective February 1, 1994, replaced an existing supply agreement between the companies which had been in place since 1988.

In connection with this agreement, the Company established a reserve for alliance development costs of $4.5 million. These costs, which are expected to result in cash outlays, include $2.8 million related to launch and implementation of the strategic alliance program, $1.1 million of employee-related expenses associated with the consolidation, relocation and reorganization of certain sales and service operations, and $.6 million for incremental accounting, legal and regulatory fees.

PROVISION FOR INCOME TAXES:
The provision for income taxes as a percentage of income before taxes decreased to 39.3 percent for the seven months ended December 31,1993, from
39.5 percent for the comparable 1992 period. The decrease in the effective tax rate is due to the continued benefit from state tax planning strategies implemented in 1992.

In February 1992, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109) was issued. This Statement required changes in accounting for income taxes from the deferred method
(APB 11) to an asset and liability method. The Company adopted the provisions of Statement 109 in the seven months ended December 31, 1993, which increased net income by approximately $1 million for the cumulative effect of a change in method of accounting for income taxes.

..............................................................................

RESULTS OF OPERATIONS FISCAL YEARS 1993 AND 1992

NET SALES:
Consolidated net sales increased to $230.9 million in fiscal 1993, up from $196.0 million in fiscal 1992, an increase of 17.8 percent. This revenue growth is being fueled primarily by the continued growth in the cardiology market and, to a much smaller extent, by price increases to customers. Cardiology revenue growth is related to the overall penetration of the marketplace by the new cardiology imaging agents introduced two years ago and by new protocols resulting from use of these new products. The Company maintains exclusive distribution rights to these new cardiology imaging agents through its commercial radiopharmacies. Fiscal 1993 reflects a slowing in the rate of net sales growth (from 35 percent in 1992 to 17.8 percent in 1993) due to the penetration of new cardiac imaging agents. Cardiac imaging now constitutes a significant portion of the Company's net sales.

In addition to the growth from cardiology, the Company has also benefited from the full year incremental revenue growth associated with the acquisition and start-up of new radiopharmacies in fiscal 1992, the acquisition of three new radiopharmacies in fiscal 1993 and, to a lesser extent, moderate price increases. The Company expects to continue to acquire and start-up new radiopharmacies in the future.

Uncertainty surrounding health care reform has impacted companies providing health care related products and services. Management believes the Company's fiscal 1994 revenue growth may also be impacted by these forces.

GROSS PROFIT:
The Company's gross profit in fiscal 1993 increased to $77.3 million, an increase of 14.6 percent when compared to fiscal 1992; however, as a percentage of net sales, gross profit declined to 33.5 percent of net sales in the current fiscal year from 34.4 percent of net sales in the prior fiscal year. This decline is attributable to a number of factors. The Company was unable to pass along all of the price increases received from its suppliers due to strong price-based competition. In addition, as the cardiology marketplace expands, the Company's traditional net sales mix is changing. This changing mix delivers a higher volume of dollars to the gross profit line, but at a lesser rate as a percentage of net sales when compared to the Company's traditional radiopharmaceutical margins.

In addition to those factors mentioned above, the Company's management will continue to be challenged by the competitive marketplace and uncertainty in health care reform.

The Company continues to implement meaningful new programs designed to improve productivity, efficiency and contain direct costs. Programs designed to improve material utilization and reduce delivery costs figure prominently in the near and longer term strategic focus of the Company. The Company is also focused on contracting with national buying groups in order to stabilize margins and secure business on a longer term basis. Contracts with national buying groups currently represent a significant portion of the Company's annual net sales.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES:
Operating, selling and administrative expenses increased 7.7 percent in fiscal 1993 compared to fiscal 1992, but decreased as a percentage of net sales from 25.5 percent to 23.3 percent of net sales. In prior years, the Company made significant investments in infrastructure to improve efficiencies. These investments included additional sales and pharmacy personnel, management at all levels of the organization, training, education and development costs, systems that added value and improved customer service, information and management systems, and the continued upgrading of the pharmacies. All of these investments were designed to support a much larger organization than existed at the time of these investments. With the Company's infrastructure in place, the current year's net sales growth did not require the same level of expenditures.

Certain strategic management programs were expanded in fiscal 1993. Shortages of qualified professional pharmacists, coupled with the need for a competitive compensation structure, will continue to impact the Company and necessitate the continuation of extensive recruiting efforts. Focused sales and marketing efforts and the continued improvement of management and information systems will continue to be a priority. The Company considers these programs to be of long-term strategic importance and will require the continued commitment of resources in order to maintain a competitive advantage.

The Company continues, as a part of its overall business strategy, to invest in developmental business opportunities. These opportunities require ongoing resources in the areas of operating, selling and administrative expenses.

DEPRECIATION AND AMORTIZATION:
Depreciation and amortization in fiscal 1993 increased to $7.2 million or 51.2 percent over $4.7 million in fiscal 1992. The increase is due to a number of factors, although it primarily results from the extensive remodeling and relocation program of the Company's facilities which was initiated in prior years and is expected to continue. The cost of this remodeling and relocation program includes both the physical surroundings and the related furniture and equipment. To a lesser extent, costs associated with acquisitions and start-up of facilities also impacted this category during fiscal 1993.

PROVISION FOR INCOME TAXES:
The provision for income taxes as a percentage of income before taxes decreased to 39.7 percent in fiscal 1993 from 40.6 percent in fiscal 1992. The decrease in the effective tax rate is due to a slight reduction in state taxes brought about by various state tax planning strategies.

RECENT ACCOUNTING PRONOUNCEMENTS:
In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). This Statement supersedes Statement No. 12, "Accounting for Certain Marketable Securities." Statement 115 addresses the accounting and reporting for certain investments in debt and equity securities, and expands the use of fair value accounting for these securities. Statement 115 retains the use of the cost method for investments in debt securities when there is intent and ability to hold these securities to maturity.

Statement 115 is effective for fiscal years beginning after December 15, 1993. Upon adoption in the first quarter of 1994, the Company applied the provisions of the statement without restating prior years' consolidated financial statements. The implementation of this new standard did not have a material effect on the Company's consolidated financial position for the year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES:
In 1994, total cash and investments, which includes cash and cash equivalents and short and long-term investments, increased to $19.2 million from $18.7 million at December 31, 1993. The Company's debt position of $7.4 million at December 31, 1994 was $2.7 million lower than the debt position at December 31, 1993. Working Capital decreased from $27.1 million in 1993 to $26.6 million in 1994.This change reflects continued expenditures for alliance implementation, including the financing of bulk radiopharmaceutical products, acquisition of independent radiopharmacies, the start-up of new radiopharmacies, and the re-equipping of existing radiopharmacies and information technology for both internal and customer systems.

Days Sales Outstanding were 55 days at December 31, 1994 compared to 52 days at December 31, 1993. This increase results from the Company's expanded customer base associated with implementing the strategic alliance with DuPont Merck.

The nature of the Company's business is not capital intensive and, as new products become available, the capital requirements to accommodate these products will be minimal. The Company believes sufficient internal and external capital sources exist to fund operations and future expansion programs. At December 31, 1994, the Company has unused lines of credit of pproximately $16.2 million to fund short-term needs.

                           SYNCOR INTERNATIONAL CORPORATION AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS
                                 (in thousands, except per share data)

                                                    December 31,   December 31,
                                                       1994           1993
                                                 ______________________________
ASSETS
Current assets:
 Cash and cash equivalents                             $ 17,761      $ 15,110
 Short-term investments                                     230         3,590
 Accounts receivable, less allowance for doubtful
    accounts of $1,154, and $1,200, respectively         49,972        35,052
 Inventory                                                5,369         4,522
 Prepaid taxes                                            1,191         3,198
 Other current assets                                     1,773         2,217
                                                       ________      ________

      Total current assets                               76,296        63,689

Marketable investment securities                          1,210             -
Property and equipment, net                              26,766        25,122
Excess of purchase price over net assets
 acquired, net of accumulated amortization of
     $3,810 and $3,373, respectively                     13,874        14,123
Other                                                    10,538        11,652
                                                       ________      ________

                                                       $128,684      $114,586
                                                       ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                      $ 39,105      $ 20,817
 Accrued alliance development costs                           -         4,066
 Accrued liabilities                                      2,928         3,073
 Accrued wages and related costs                          5,494         5,332
 Current maturities of long-term debt                     2,153         3,280
                                                       ________      ________

   Total current liabilities                             49,680        36,568
                                                       ________      ________

Long-term debt, net of current maturities                 5,154         6,837
Stockholders' equity:
 Common stock, $.05 par value; authorized 20,000
   shares, issued, 10,320 and 10,355 shares at
       December 31, 1994 and 1993, respectively             529           518
 Additional paid-in capital                              46,508        43,786
 Unrealized loss on investments                             (52)            -
 Employee savings and stock ownership loan guarantee     (1,934)       (2,970)
 Foreign currency translation adjustment                    133           131
 Retained earnings                                       30,929        29,716
 Treasury stock, at cost; 250 shares at
   December 31, 1994                                     (2,263)            -
                                                       _________     ________

   Net stockholders' equity                              73,850        71,181
                                                        ________      ________

                                                       $128,684      $114,586
                                                        ========      ========

See accompanying Notes to Consolidated Financial Statements.
/TABLE

                           SYNCOR INTERNATIONAL CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENT OF INCOME

                                           Twelve Months Ended           Seven Months Ended            Twelve Months Ended
                                               December 31,                 December 31,                     May 31,
In thousands, except per share data        1994           1993           1993          1992            1993           1992
___________________________________      _______________________       _______________________       _______________________
                                                      (unaudited)                   (unaudited)
Net sales                                $319,994       $241,289       $142,237       $131,897       $230,949       $195,989
Cost of sales                             253,968        162,363         97,050         88,330        153,643        128,538
                                         ________       ________       ________       ________       ________       ________

      Gross profit                         66,026         78,926         45,187         43,567         77,306         67,451

Operating, selling and
  administrative expenses                   53,802         55,696         32,949         31,132         53,879         50,047
Depreciation and amortization              10,592          8,548          5,248          3,856          7,156          4,734
Alliance development costs                      -          4,500          4,500              -              -              -
                                         ________       ________       ________       ________       ________       ________

      Operating income                      1,632         10,182          2,490          8,579         16,271         12,670

Other income (expense):

    Interest income                           658            804            450            260            614            651
    Interest expense                         (747)          (528)          (311)          (396)          (613)          (842)
    Other, net                                542            546            145            221            622            510
                                         ________       ________       ________       ________       ________       ________

Other income, net                             453            822            284             85            623            319

Income from continuing operations
  before income taxes and cumulative
  effect of accounting change                2,085         11,004          2,774          8,664         16,894         12,989
Provision for income taxes                    872          4,371          1,090          3,422          6,703          5,280
                                         ________       ________       ________       ________       ________       ________

Income from continuing operations
  before cumulative effect of
  accounting change                          1,213          6,633          1,684          5,242         10,191          7,709

Discontinued operations:
    Discontinued operations,
      net of taxes                              -           (162)             -           (499)          (661)          (810)
    Gain on sale of discontinued
      operations, net of taxes                  -            282              -              -            282              -
Cumulative effect of change in
  method of accounting for income
  taxes                                         -          1,020          1,020              -              -              -
                                         ________       ________       ________       ________       ________       ________

Net income                                 $1,213         $7,773         $2,704         $4,743         $9,812         $6,899
                                         ========       ========       =========      ========       ========       ========

Net income per share:
    Income from continuing
      operations                             $.11           $.62           $.16           $.49           $.95           $.70
    Discontinued operations:
        Discontinued operations, net            -              -              -           (.05)          (.06)          (.07)
        Gain on sale of discontinued
          operations                            -            .01              -              -            .03              -
        Cumulative effect of change in
          method of accounting for
          income taxes                          -            .09            .09              -              -              -
                                         ________       ________       ________       ________       ________       ________

Net income per share                         $.11           $.72           $.25           $.44           $.92           $.63
                                         ========       ========       =========      ========       ========       ========

Weighted average shares outstanding        10,889         10,779         10,762         10,668         10,708         10,865
                                         ========       ========       =========      ========       ========       ========

See accompanying Notes to Consolidated Financial Statements.
/TABLE

                           SYNCOR INTERNATIONAL CORPORATION AND SUBSIDIARIES
                            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                                          Employee
                                                                          Savings &
                                                                            Stock     Foreign
                                                  Additional Unrealized   Ownership   Currency                           Total
                                   Common Stock     Paid-In    Loss on      Loan     Translation  Retained  Treasury  Stockholders'
In thousands                      Shares  Amount    Capital  Investments  Guarantee  Adjustment   Earnings    Stock      Equity
_____________________________     ________________________________________________________________________________________________
BALANCE AT JUNE 1, 1991           9,846    $492     $37,048        -       $(5,270)     $219      $10,301       -       $42,790
Issuance of common stock            133       7         847
Tax benefit from the exercise
  of stock options                                      794                                                                 794
Foreign currency translation
  adjustment                                                                             102                                102
Amortization of loan guarantee                                                 920                                          920
Net income                                                                                          6,899                 6,899
__________________________________________________________________________________________________________________________________

BALANCE AT MAY 31, 1992           9,979     499      38,689        -        (4,350)      321       17,200       -        52,359
Issuance of common stock            212      11       1,659                                                               1,670
Tax benefit from the exercise
  of stock options                                    1,205                                                               1,205
Foreign currency translation
  adjustment                                                                            (182)                              (182)
Amortization of loan guarantee                                                 920                                          920
Net income                                                                                          9,812                 9,812
_________________________________________________________________________________________________________________________________

BALANCE AT MAY 31, 1993          10,191     510      41,553        -        (3,430)      139       27,012        -       65,784
Issuance of common stock            164       8       1,615                                                               1,623
Tax benefit from the exercise
  of stock options                                      618                                                                 618
Foreign currency translation
  adjustment                                                                              (8)                                (8)
Amortization of loan guarantee                                                 460                                          460
Net income                                                                                          2,704                 2,704
________________________________________________________________________________________________________________________________

BALANCE AT DECEMBER 31, 1993     10,355     518      43,786        -        (2,970)      131       29,716        -       71,181
Issuance of common stock            215      11       1,827                                                               1,838
Tax benefit from the exercise
  of stock options                                      895                                                                 895
Unrealized loss on
  investments                                                    (52)                                                       (52)
Foreign currency translation
  adjustment                                                                               2                                  2
Amortization of loan guarantee                                               1,036                                        1,036
Reacquisition of common
  stock for treasury                                                                                          (2,263)    (2,263)
Net income                                                                                          1,213                 1,213
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994     10,570    $529     $46,508     $(52)      $(1,934)     $133       $30,929    $(2,263)  $73,850
                                =======  =======    =======    =======     ========   =======      =======    ========  =======

See accompanying Notes to Consolidated Financial Statements.
/TABLE

                           SYNCOR INTERNATIONAL CORPORATION AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          Twelve Months Ended         Seven Months Ended         Twelve Months Ended
                                              December 31,                December 31,                  May 31,
In thousands                               1994         1993           1993         1992           1993         1992
_____________________________________     ____________________        ____________________        ____________________
                                                     (unaudited)                 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                $ 1,213      $ 7,773        $ 2,704      $ 4,743        $ 9,812      $ 6,899
Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
    Depreciation and amortization          10,592        8,548          5,248        3,856          7,156        4,734
    Provision for losses on
      receivables                             (46)        (530)          (302)          49           (179)        (390)
    Amortization of loan guarantee          1,036          920            460          460            920          920
    Net gain on assets from
      discontinued operations                  -          (282)            -            -            (282)           -
    Loss on discontinued operations             -          162             -           499            661          810
    Cumulative effect of change in
      method of accounting for
      income taxes                              -        1,020          1,020            -              -            -
    Decrease (increase) in:
        Accounts receivable               (14,874)         (54)           (372)         477            795       (6,724)
        Inventory                            (874)         529             47       (1,441)          (951)        (885)
        Prepaid taxes                       2,902       (2,580)        (2,580)           -              -            -
        Other current assets                  444        1,492         (1,370)      (2,140)          (713)          54
        Other assets                       (1,328)     (10,577)        (5,885)        (770)        (1,266)      (1,798)
    Increase (decrease) in:
        Accounts payable                   18,288        4,379            959       (3,310)           110        6,500
        Accrued alliance
          development costs                (4,066)       4,066          4,066            -              -            -
        Accrued liabilities                  (145)      (1,898)           418        2,063           (253)         696
        Accrued wages and
          related costs                       162         (116)        (3,140)      (1,413)         1,611        1,036
        Federal and state taxes
          payable                               -       (1,459)          (619)       1,459          1,824          769
      Deferred income taxes                     -       (1,632)        (1,373)        (116)          (375)        (577)
      Foreign currency
        translation adjustment                  2          (89)            (8)        (101)          (182)         102
                                           _______      ________       ________      _______        _______      _______

    Net cash provided by (used in)
      operating activities                 13,333         9,672          (727)       4,315         18,688       12,146

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and
      equipment, net                       (9,209)      (7,292)        (5,538)      (6,546)       (10,646)     (11,220)
    Payments for acquisitions                (336)      (1,500)        (1,500)        (140)          (563)        (176)
    Net decrease (increase) in
      short-term investments                3,343          691         (1,746)         789          3,226        1,620
    Net decrease (increase) in
      long-term investments                (1,245)           -              -            -              -            -
    Proceeds from sales of
      discontinued operations                   -        9,100              -            -          9,100            -
    Disposition of assets from
      discontinued operations                   -       (4,618)             -            -         (4,618)           -
                                           _______      ________       ________      _______        _______      _______

    Net cash used in investing
      activities                           (7,447)      (3,619)        (8,784)      (5,897)        (3,501)      (9,776)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                1,838        3,111          1,623        1,387          1,670          854
    Reacquisition of common stock          (2,263)           -
    Proceeds from (repayment of)
      short-term debt                           -       (1,094)             -          (10)         1,000       (1,000)
    Proceeds from (repayment of)
      long-term debt                       (2,810)       2,932          3,905         (587)        (1,664)      (1,943)
                                           _______      ________       ________      _______        _______      _______

    Net cash provided by (used in)
      financing activities                 (3,235)       4,949          5,528          790           (994)         (89)
                                           _______      ________       ________      _______        _______      _______

    Net increase (decrease) in cash
      and cash equivalents                  2,651       11,002         (3,983)        (792)        14,193        2,281

    Cash and cash equivalents at
      beginning of period                  15,110        4,108         19,093        4,900          4,900        2,619
                                           _______      ________       ________      _______        _______      _______

    Cash and cash equivalents at
      end of period                       $17,761      $15,110        $15,110       $4,108        $19,093       $4,900
                                          =======      ========       ========      =======       ========      =======

See accompanying Notes to Consolidated Financial Statements.
/TABLE

                           SYNCOR INTERNATIONAL CORPORATION
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Dollars in Thousands, Except Per Share Data


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements of Syncor International Corporation include the assets, liabilities and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's business is primarily compounding, dispensing and distributing radiopharmaceuticals to hospitals and clinics.

GENERAL:
The unaudited operating results have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation for the periods.

CHANGE IN FISCAL YEAR:
The Company changed its fiscal year-end to December 31 from May 31, beginning with the seven month transition period ended December 31, 1993.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist principally of time deposits and tax-exempt municipal securities and are carried at cost, which approximates market value.

FINANCIAL INSTRUMENTS:
The carrying value of financial instruments such as cash and cash equivalents, trade receivables, payables and floating rate short and long-term debt, approximate their fair value.

INVENTORY:
Inventories, consisting of purchased products, are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT:
Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives ranging from two to 15 years.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED:
The cost in excess of net assets of acquired businesses is being amortized on a straight-line basis over a period of 15 to 40 years. The Company periodically evaluates the carrying value of these assets and, accordingly, considers the ability to generate positive cash flow through undiscounted future operating cash flows of the acquired operation as the key factor in determining whether the assets have been impaired. The Company has not experienced an impairment of value of any of its intangible assets as of December 31, 1994.

MARKETABLE INVESTMENT SECURITIES:
Marketable investment securities are carried at cost, and consist primarily of corporate debt and United States government obligations. In the first quarter 1994, the Company adopted the provisions of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115) on a prospective basis. Under Statement 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available- for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the

Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

FOREIGN CURRENCY TRANSLATION:
Assets and liabilities of foreign operations are translated into U.S. dollars based upon the prevailing exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from these translations are included as a separate component of stockholders' equity. Actual gains or losses incurred on currency transactions in other than the country's functional currency are included in net income currently.

NET INCOME PER SHARE:
Income per share amounts are based upon the weighted average number of shares outstanding during each period adjusted for common stock equivalents.

RECLASSIFICATIONS:
Certain items in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109:
Effective June 1, 1993, the Company adopted the Financial Accounting Standard Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," (Statement 109) and has reported the cumulative effect of that change in the method of accounting for income taxes in the consolidated statement of income for the seven months ended December 31, 1993.

Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pursuant to the deferred method under APB Opinion 11, which was applied in the fiscal year ended May 31, 1993, and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

PRE-OPENING COSTS:
Costs, included in "Other" in the consolidated balance sheets relating to the opening of new radiopharmacies, are deferred and amortized ratably over a 24 month period commencing at the date of opening.

NOTE 2: ACQUISITIONS:
In 1993, the Company acquired certain net assets of three existing radiopharmacies in Florida and Nebraska for total consideration of approximately $4.9 million. The consideration consisted of $1.5 million in cash and $3.4 million in promissory notes payable over a three- to five-year period.

These acquisitions have been accounted for as purchases and the purchase price was allocated to fixed assets, non-compete and consulting agreements and goodwill. The results of these operations are included in the Company's consolidated financial statements at December 31, 1993, from the effective date of the acquisition. Pro forma information is not presented since the acquisitions are not material to the accompanying consolidated financial statements.

NOTE 3: DISPOSITION OF BUSINESS:
On May 31, 1993, the Company divested itself of nine home infusion sites for $9.1 million in cash and closed four remaining sites. Accordingly, this business segment was classified as a discontinued operation in the consolidated financial statements. All prior periods have been restated to conform to this presentation. Net sales for the home infusion business were $14,116 and $14,229 for the years ended May 31, 1993 and 1992 respectively.

The net loss from discontinued operations for the year ended May 31, 1993, included losses from operations up to the measurement date, losses during the phase-out period of $1,212 and expenses associated with sale and closure of facilities offset by a net gain on disposal of assets. Net ax benefits of $247 and $555 for the years ended May 31, 1993 and 1992 respectively were recognized as a result. The remaining net assets are not material.

NOTE 4: PROPERTY AND EQUIPMENT, NET:
Depreciation and amortization are provided at rates based on the estimated useful lives of the various assets, principally utilizing the straight-line method. The major classes of property and equipment are:

                                                  December 31,     December 31,
                                                      1994             1993
                                                ________________________________
Land and buildings                              $      3,089      $     3,089
Furniture and equipment                               41,674           34,923
Leasehold improvements                                13,822           11,364
                                               _____________      ___________

                                                      58,585           49,376

Less accumulated depreciation and amortization        31,819           24,254
                                               _____________      ___________

                                                $     26,766      $    25,122
                                               =============      ===========
/TABLE

NOTE 5: MARKETABLE INVESTMENT SECURITIES:
Marketable investment securities consists of:

                                                              December 31,
                                                                 1994
                                                                ______
Available-for-sale, at fair value, net of tax effect          $       645
Held-to-maturity, at amortized cost                                   565
                                                              ____________
                                                              $     1,210
                                                              ============

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1994 were as follows:

                           ________________________ Unrealized ________________
                               Amortized      Holding       Holding      Fair
                                  Cost         Gains        Losses       Value
                               _________      ________      _______     _______
Available-for-sale
Corporate debt securities      $    645       $   ---       $   ---     $  645
                                    645           ---           ---        645
                               ________       _______       _______     ______

Held-to-maturity:
U.S. Treasury securities            500           ---          (19)        481
Mortgage-backed securities           65           ---          (16)         49
                               $    565       $   ---       $  (35)     $  530
                              =========       ========      ========    ========

Maturities of investment securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1994:

                                             Amortized Cost       Fair Value
______________________________________      _________________________________
Available-for-sale:
Due after one year through five years              ---                ----
Due after five years through ten years            $476                $470
Due after ten years                                169                 166

Held-to-maturity:
Due after one year through five years             $565                $530
                                                =======             =======

At December 31, 1993, equity securities are stated at the lower of aggregate cost or market and debt securities are carried at aggregate cost.

NOTE 6: ACCRUED ALLIANCE DEVELOPMENT COSTS:
On December 3, 1993, the Company entered into a long-term supplier distribution agreement with its principal supplier of radiopharmaceutical products, the Radiopharmaceutical Division of the DuPont Merck Pharmaceutical Company (DuPont Merck). The agreement, which became effective February 1, 1994, replaced an existing supply agreement between the companies which had been in place since 1988. Under the terms of the new agreement, DuPont Merck relies upon the Company as the primary distribution channel for its radiopharmaceutical products in the United States.

In connection with this agreement, the Company established a reserve for alliance development costs of $4,500 during the seven months ended December
31, 1993. Included in these charges were $2,800 of costs related to launch and implementation of the strategic alliance program, $1,100 of employee-related expenses associated with the consolidation, relocation and reorganization of certain sales and service operations and $600 for incremental accounting, legal and regulatory fees. Accrued alliance development costs of $4,066 at December 31, 1993 were fully utilized in 1994 as the strategic alliance was implemented.

NOTE 7: LINE OF CREDIT:
At December 31, 1994, the Company had an unsecured line of credit for short-term borrowings aggregating $20,000, bearing interest at the bank's reference rate (8.5 percent at December 31, 1994) and expiring on May 1, 1996. The availability of this line of credit, at December 31, 1994, has been reduced by $3,800 as a result of standby letters of credit. To maintain this line of credit, the Company is required to pay a quarterly commitment fee of 1/8 of one percent per annum on the unused portion. There were no amounts outstanding under the line of credit at December 31, 1994.

The line of credit agreement contains covenants that include requirements to maintain certain financial covenants and ratios (including minimum current ratio, working capital and tangible net worth) and limitations on payments of dividends, new borrowings and purchases of its stock. At December 31, 1994, the Company violated certain debt covenants and has obtained a bank waiver.

NOTE 8: LONG-TERM DEBT:
The Company's long-term debt was as follows:

                                                    December 31,  December 31,
                                                       1994          1993
_________________________________________________   __________________________
Capital lease obligations, payable in varying
  installments through 1999, with interest
  rates ranging from 10.5% to 12%                      $ 1,742      $ 2,001
Notes payable, unsecured, payable in installments
  through 1999, with effective interest rates
  ranging from 6% to 12.75%                              2,054        3,569
Notes payable, unsecured, payable in installments
  through 1996 with a floating interest rate of
  either the lower of prime, LIBOR plus .75%, or
  six month Treasury bill rates plus 1.4%                1,934       2,970
Notes payable, secured, payable in installments
  through year 2000 with a non-interest bearing
  rate, net of unamortized discount of $413 at
  6% of $222 and $413 at December 31, 1994 and
  1993, respectively                                     1,577       1,577
                                                       ________     _______
                                                         7,318      10,117

Less current maturities of long-term debt                2,153       3,280
                                                       ________    ________

Long-term debt, net of current maturities              $ 5,154     $ 6,837
                                                       ========    ========

At December 31, 1994, long-term debt maturing over the next five years is as follows: 1995, $2,153; 1996, $2,163; 1997, $982; 1998, $1,246; 1999, $602; and
thereafter, $172.

Interest paid was $694 and $725 for the years ended December 31, 1994 and 1993 (unaudited), $268 and $280 for the seven months ended December 31, 1993 and 1992 (unaudited). Interest paid for the years ended May 31, 1993 and 1992 were $601 and $806, respectively.

NOTE 9: INCOME TAXES:
As discussed in Note 1, the Company adopted Statement 109 as of June 1, 1993. The cumulative effect of this change in method of accounting of $1,020 was determined as of June 1, 1993, and is reported separately in the consolidated statement of income for the seven month period ended December 31, 1993. Prior years' financial statements were not restated to apply the provisions of Statement 109. Total income tax expense for the years ended December 31, 1994; (and 1993 unaudited), was allocated as follows (in thousands):

                                                       Twelve Months Ended
                                                           December 31,
                                                         1994        1993
_________________________________________________      _______________________
                                                                 (unauthorized)
Income from continuing operations                       $  872      $ 4,371
Stockholders' equity for compensation expense for
  tax purposes in excess of amounts recognized
  for financial reporting                                 (895)      (1,153)
                                                        $  (23)     $ 3,218

Income tax expense (benefit) attributable to income from continuing operations consisted of:

               Twelve Months Ended    Seven Months Ended    Twelve Months Ended
                   December 31,           December 31,            May 31,
                 1994       1993        1993      1992        1993       1992
____________   _____________________   ___________________   __________________
                         (unaudited)           (unaudited)
Current:
  Federal     $ 1,329     $ 3,859     $ 717     $ 3,093     $ 6,411    $ 4,456
  State           127         583        48         585       1,240      1,152
              _______     _______     ______    _______     _______    _______
                1,456       4,442       765       3,678       7,651      5,608


Deferred:
  Federal        (505)       (156)      241        (219)       (800)      (269)
  State           (79)         85        84         (37)       (148)       (59)
                _______    ________  _______     ________    ________    _______
                  (584)        (71)      325        (256)       (948)      (328)
                _______    ________  _______     ________   ________    _______
                $  872     $ 4,371   $ 1,090     $ 3,422    $ 6,703     $ 5,280
                =======    ========  =======     ========   ========    =======

The amounts differed from the amounts computed by applying the federal income tax rate of 35 percent (34 percent for the periods ending prior to December 31, 1993) to pretax income from continuing operations as a result of the following:

                                   Twelve Months Ended    Seven Months Ended    Twelve Months Ended
                                       December 31,           December 31,            May 31,
                                     1994       1993        1993      1992        1993       1992
______________________________    _____________________   ___________________    __________________
                                             (unaudited)           (unaudited)
Federal income taxes at
  "expected" rate                   $ 730       $3,851      $ 971     $2,946       $5,744    $4,416
Increase (reduction) in income
  taxes resulting from:
    Tax exempt interest               (92)         (50)       (29)       (10)         (45)      (68)
    Amortization of intangible
      assets                          143          146         84         80          139       101
    State taxes, net of Federal
      benefit                          31          434         86        350          721       721
    Utilization of general
      business credits                 -          (10)       (10)         -            -         -
    Other                              60            -       (12)         56          144       110
                                    _____       ______     ______     ______       ______    ______
                                    $ 872       $4,371     $1,090     $3,422       $6,703    $5,280
                                    =====       ======     ======     ======       ======    ======
/TABLE

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. Temporary differences which give rise to a significant portion of deferred tax expense (benefit) are presented. For the seven months ended December 31, 1992, and for the years ended May 31, 1993 and May 31, 1992, deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those timing differences are also presented below:

                                   Twelve Months Ended    Seven Months Ended    Twelve Months Ended
                                       December 31,           December 31,            May 31,
                                     1994       1993        1993      1992        1993       1992
______________________________    _____________________   ___________________    __________________
                                             (unaudited)           (unaudited)
Net operating losses               $   81     $    -       $    -    $    -       $   12   $  (65)
Depreciation and amortization        (814)      (182)         (22)      (26)         (81)      57
Allowances and other reserves         126         40          256      (140)        (880)    (280)
Other, net                             23         71           91       (90)           1      (40)
                                   _______    _______      _______   _______      _______   ______
                                   $ (584)    $  (71)      $  325    $ (256)      $ (948)   $(328)
                                   =======    =======      =======   =======      =======   ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993, are presented below (in thousands):

                                                           December 31,
                                                         1994         1993
____________________________________________________   _______________________
DEFERRED TAX ASSETS:
  Compensated absences, principally due to
    accrual for financial reporting purposes           $  873       $  632
  Accounts receivable, due to allowance for
    doubtful accounts                                     420          472
  Accrued liabilities, primarily due to self-
     insurance accrual for financial reporting
     purposes                                             712          921
  Deferred compensation, due to accrual for
    financial reporting purposes                          796          577
  Deferred subsidiary start-up expenses                   178          ---
  Other                                                   137           13
                                                       ________     ________

      Total gross deferred tax assets                   3,116        2,615

DEFERRED TAX LIABILITIES:
  Plant and equipment, principally due to difference
    in depreciation and lease capitalization              653          903
  Other assets, principally due to difference in
    intangible capitalization and amortization for
    income tax and financial reporting purposes         1,342        1,427
                                                      ________     ________

      Total gross deferred tax liabilities              1,995        2,330
                                                      ________     ________

  Net deferred tax asset                              $ 1,121      $   285
                                                      ========     ========

Income tax payments amounted to $539, $6,036, $4,056, $2,607, $4,753 and $4,514, for the years ended December 31, 1994 and 1993, (unaudited) the seven months ended December 31, 1993, and 1992 (unaudited), and for the years ended May 31, 1993 and 1992, respectively.

NOTE 10: COMMITMENTS:
The Company leases facilities, vehicles and equipment with terms ranging from three years to 15 years. The majority of property leases contain renewal options and some have escalation clauses for increases in property taxes, Consumer Price Index and other items.

The Company leases a building and certain items of equipment under capital leases which had an approximate cost of $3,744 at December 31, 1994 and 1993 and accumulated depreciation of $2,647 and $2,357, respectively. The Company was not utilizing this building and, accordingly, sublet this building to a third party for the balance of the lease term.

Future minimum lease payments under capital leases and noncancellable operating leases with terms greater than one year and related sublease income were as follows at December 31, 1994:

                                             Capital  Operating   Sublease
                                             Leases     Leases     Income
____________________________              _________________________________
Year ending December 31,
    1995                                    $  496    $  5,779    $ 198
    1996                                       496       5,239      175
    1997                                       496       3,768      175
    1998                                       496       2,510      166
    1999                                       248       1,766       97
    Remainder                                    0       2,747        8
                                            _______    ________   _______

                                             2,232    $ 21,809   $  819
                                                      ========   =======

Less amount representing interest             (490)
                                            ________

Present value of net minimum lease payments  $1,742
                                            ========

Rental expense under operating leases was $6,573 and $5,470 for the years ended December 31, 1994 and 1993 (unaudited), and $3,208 and $2,152 for the seven months ended December 31, 1993 and 1992, respectively. Rental expense for the years ended May 31, 1993 and 1992 were $4,861 and $3,868, respectively.

NOTE 11: STOCK OPTIONS AND RIGHTS:
Options to purchase common stock have been granted under various plans to officers, directors and other key employees at prices equal to the fair market value at date of grant. At December 31, 1994, 414,339 shares are reserved for issuance under the various plans.

In July 1994, the Company's Board of Directors authorized Syncor to offer to its current employees holding stock options under the Syncor 1990 Master Stock Incentive Plan, the opportunity to exchange their options within a certain price range for a reduced number of option shares at the price as of the close of market on July 14, 1994.

All option holders who were employees and held unexercised option shares exercisable at prices of $9.125 or greater were offered exchange options at the price of $8.50, with the replacement option being for a lesser number of shares, in accordance with a formula approved by the Board of Directors. To further enhance the exchange program, the new options are valid for a period of ten years instead of five years with an accelerated vesting schedule. The Company cancelled 831,240 option shares and reissued 675,752 option shares as a result of this exchange offer.

A summary of employee stock options is as follows:

                                   Number of
                                     Shares       Price Range Per Share
_____________________________     ________________________________________
Outstanding at June 1, 1991          1,431       $  3.90    -    $   9.12
Granted                                680       $ 15.25    -    $  26.50
Exercised                             (119)      $  3.90    -    $   9.13
Cancelled                              (44)      $  5.40    -    $  21.75
                                    _______      _______         ________

Outstanding at May 31, 1992          1,948       $  3.90    -    $  26.50
Granted                                 66       $ 17.12    -    $  23.75
Exercised                             (204)      $  3.90    -    $  21.75
Cancelled                              (50)      $  4.15    -    $  21.75
                                    _______      _______         ________

Outstanding at May 31, 1993          1,760       $  4.75    -    $  26.50
Granted                                205       $ 17.12    -    $  21.00
Exercised                             (164)      $  5.28    -    $  21.00
Cancelled                              (40)      $  9.12    -    $  21.75
                                    _______      _______         ________

Outstanding at December 31, 1993     1,761       $  4.75    -    $  26.50
Granted                                964       $  8.25    -    $  23.25
Exercised                             (215)      $  5.10    -    $  21.75
Cancelled                             (885)      $  4.80    -    $  26.50
                                    _______      _______         ________

Outstanding at December 31, 1994     1,625       $  4.75    -    $  21.88
                                    =======      =======         ========

Exercisable at December 31, 1994       733       $  4.75    -    $  21.88
                                    =======      =======         ========

The Company derives a tax benefit from the options exercised and sold by employees and as such the benefit is credited to additional paid-in capital when realized.

In November 1989, the Company made a rights distribution of one common share purchase right on each outstanding share of common stock. When exercisable, each right will entitle its holder to buy from the Company one-fourth of a share of the Company's common stock at a price of $5 per share subject to adjustment (the "Purchase Price"). The rights expire on September 30, 1999. With certain exceptions, subject to the approval of the Board of Directors, the rights will become exercisable if a person has acquired or makes an offer, the consummation of which will result in beneficial ownership of 20 percent or more of the Company's general voting power ("Acquiring Person"). At such time (the "Distribution Date"), the rights will be evidenced by the certificates representing the common shares and will be transferred with and only with the common shares. Except for certain transactions approved by the Board of Directors, in the event: (i) the Company is acquired in a merger; (ii) 50 percent or more of its consolidated assets or earning power are sold; or
(iii) any person becomes an Acquiring Person, proper provisions shall be made so that each holder of the right (other than rights beneficially owned by the Acquiring Person) receive, upon the exercise thereof at the adjusted exercise price of the right, which shall be four times the Purchase Price, that number shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the adjusted exercise price of the right.

NOTE 12: EMPLOYEE BENEFIT PLAN:
On July 31, 1986, the Company adopted a defined contribution 401(k) plan. The plan is open to all employees who are at least 21 years of age and have a minimum of twelve consecutive months of service. In 1989, the Company's Board of Directors amended the plan to an Employee Savings and Stock Ownership Plan (ESSOP) to allow the plan to purchase one million of the Company's shares through a leveraged employee stock ownership plan transaction. In connection with this transaction, the Company has guaranteed the repayment of the ESSOP loan which had an outstanding balance of $1,934 at December 31, 1994. Prior to the ESSOP transaction, participants were able to contribute one percent to ten percent of their compensation to the plan. The Company made matching contributions to 50 percent of the employees' contributions up to a maximum of four percent of the employees' compensation. Matching contributions were used to purchase Company stock.

With the adoption of the ESSOP, participants may contribute one percent to fourteen percent of their compensation to 401(k) investment options and an additional two percent of their compensation to purchase Company stock. Employees become eligible to participate in the plan after six consecutive months of service. The Company may make discretionary matching contributions to 50 percent of the employees 401(k) investment contributions of up to a maximum of four percent of the employees' compensation and may make discretionary matching contributions to 100 percent of the employees'
Company stock purchases up to two percent of the employees' compensation. The Company's matching contribution is made in the form of Company common stock and partially comes from the one million shares of Company stock which the plan purchased during 1989. The number of shares of stock available to match employee contributions is directly related to the amount of principal and interest payments made on the ESSOP loan. Once the number of available shares is determined, the Company matches the employees' contributions as described above by determining the fair market value of the available stock. The remainder of any shares not allocated after all matching is complete will be allocated to all eligible employees based on relative compensation.

Participants are fully and immediately vested in employee contributions and vest in employer contributions over a five-year period of continuous employment. After five years of continuous employment, any further employer contributions are fully and immediately vest.

The Company's contribution for the years ended December 31, 1994 and 1993 (unaudited), amounted to $1,165 and $1,086, of which $1,036 and $920 were used to pay down principal on the ESSOP loan and $129 and $146 to pay interest. For the seven months ended December 31, 1993 and the years ended May 31, 1993 and 1992, contributions to the ESSOP amounted to $1,006, $1,098 and $1,214, respectively, and were used to satisfy principal and interest obligations in those years.

NOTE 13: LITIGATION AND CONTINGENCIES:
There are various litigation proceedings in which the Company and its subsidiaries are involved. Many of the claims asserted against the Company in these proceedings are covered by insurance. The results of litigation proceedings cannot be predicted with certainty. However, in the opinion of the Company's general counsel, such proceedings either are without merit or do not have a potential liability which would materially affect the financial condition of the Company and its subsidiaries on a consolidated basis.

NOTE 14: SELECTED QUARTERLY RESULTS OF OPERATIONS:

Unaudited calendar quarterly data is summarized below:

                                        __________________________________________________________
                                         March         June     September   December
                                           31           30          30         31         1994
___________________________________     __________________________________________________________
Net sales                               $ 74,800     $ 81,888    $ 81,625   $ 81,671    $ 319,994
Gross profit (loss)                     $ 18,421     $ 17,015    $ 14,996   $ 15,594    $  66,026

Net income (loss)                       $  2,090     $    744    $ (1,084)  $   (537)   $   1,213

Net income (loss) per share             $    .19     $    .07    $   (.10)  $   (.05)   $     .11

Weighted average shares outstanding       10,981       10,830      10,684      10,567      10,889
                                        ========     ========    ========   =========   =========

Market price per share:
          High                        $     24     $ 20 1/2    $  9 1/2   $   8 3/4    $ 24
          Low                         $     20     $  8 1/2    $  6 3/4   $   6 3/4    $  6 3/4
                                      ========     ========    ========   =========   =========

                                        __________________________________________________________
                                         March         June     September   December
                                           31           30          30         31         1994
___________________________________     __________________________________________________________
Net sales                               $ 59,749     $ 59,656    $ 60,356   $ 61,528    $ 241,289
Gross profit                            $ 20,255     $ 20,042    $ 20,537   $ 18,092    $  78,926
Net income (loss):
    Continuing operations               $  2,589     $  3,122    $  2,961   $ (2,039)   $   6,633
    Discontinued operations             $   (447)    $    567         ---        ---    $     120
    Cumulative effect of
     accounting change                    ---          ---         ---      1,020        1,020
                                        ________     ________    ________   _________   _________

Net income (loss)                       $  2,142     $  3,689    $  2,961    $(1,019)   $   7,773
                                        ========     ========    ========   =========   =========

Net income (loss) per share:
    Continuing operations                $ .24        $ .29       $ .28      $(.19)       $ .62
    Discontinued operations               (.04)         .05         ---        ---          .01
    Cumulative effect of
     accounting change                    ---          ---         ---        .09          .09
                                        ________     ________    ________   _________   _________

Net income (loss) per share              $ .20        $ .34         $ .28     $ (.10)      $ .72
                                        ========     ========    ========   =========   =========

Net income (loss) per share              10,749       10,729      10,779     10,860       10,779
                                        ========     ========    ========   =========   =========

Weighted average shares outstanding      10,749       10,729      10,779     10,860       10,779
                                        ========     ========    ========   =========   =========

Market price per share:
       High                        $ 25 5/8     $ 21 1/4    $ 22 1/2   $  22 1/2    $ 25 5/8
       Low                         $ 16 3/4     $ 16        $ 14 7/8   $  15 1/4    $ 14 7/8
                                   ========     ========    ========   =========   =========

/TABLE

The Board of Directors and Stockholders
Syncor International Corporation

We have audited the accompanying consolidated balance sheets of Syncor International Corporation and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1994, the seven month period ended December 31, 1993, and each of the years in the two-year period ended May 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syncor International Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the year ended December 31, 1994 and the seven month period ended December 31, 1993, and for each of the years in the two year period ended May 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company changed its method of accounting for income taxes in the seven month period ended December 31, 1993 to adopt the provision of the Financial Accounting Standard Board's Statement No. 109, "Accounting for Income Taxes." As discussed in Notes 1 and 5 to the consolidated financial statements, the Company changed its method of accounting for investments to adopt the provisions of the Financial Standards Board's Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994.



KPMG Peat Marwick LLP
Los Angeles, California
March 10, 1995


                   MANAGEMENT'S REPORT

The management of Syncor International Corporation is responsible for the consolidated financial statements and all other information presented in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, therefore, include in the consolidated financial statements are certain amounts based on management's informed estimates and judgments. Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of interal control, and that the cost of such systems should not exceed the benefits to be derived therefrom. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been examined by Syncor Intenational Corporation's independent certified public accountants and have been reviewed by the Audit Committee of the Board of Directors.

                        CORPORATE INFORMATION

BOARD OF DIRECTORS
__________________

Monty Fu,
Chairman of the Board
Director since 1985

Gene R. McGrevin,
President and Chief Executive Officer
Director since 1989

Robert G. Funari,
Executive Vice President and Chief Operating Officer
Director since 1995

George S. Oki,
Chairman of the Board, Meta Information Services, Inc.
Director since 1985

Joseph Kleiman,
Retired Executive, Financial Consultant
Director since 1985

Arnold Spangler,
Managing Director, Mancuso & Company
Director since 1985

Steven B. Gerber, MD
Senior Vice President, Oppenheimer & Co.
Director since 1990

Henry N. Wagner, Jr., MD
Professor of Medicine and Director of Nuclear Medicine, The John Hopkins Medical Institutions
Director since 1992

Gail R. Wilensky,  PhD
Senior Fellow, Project HOPE, former HCFA Administrator and Deputy Assistant to President Bush
Director since 1993


OFFICERS
________

Monty Fu
Chairman of the Board

Gene R. McGrevin
President and Chief Executive Officer

Robert G. Funari
Executive Vice President and Chief Operating Officer

Michael E. Mikity
Vice President and Chief Financial Officer

Jack L. Coffey
Vice President, Quality and Regulatory

Sheila H. Coop
Vice President, Human Resources

Haig Bagerdjian
Vice President and General Counsel

Charles A. Smith
Vice President, Corporate Development


SHAREHOLDER INFORMATION
_______________________

INQUIRIES
Shareholders, interested investors and investment professionals are invited to contact the Company for further information throughout the year.

ANNUAL MEETING
The Company's Annual Meeting of Shareholders will be held at 1:00 pm, Tuesday, June 20, 1995, at the Warner Center Marriott Hotel, 21800 Oxnard Street, Woodland Hills, California 91367. Shareholders of record on April 21, 1995, are invited to attend and vote at that meeting.

FORM 10-K
To receive a copy of the Company's Annual Report or form 10-K, filed with the Securities and Exchange Commission, contact the Corporate Headquarters, Syncor International Corporation, Attn: Investor Relations Department, 20001 Prairie Street, Chatsworth, California 91311.

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
725 South Figueroa Street
Los Angeles, California 90017

STOCK DATA
The Company's common stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol SCOR.

TRANSFER AGENT AND REGISTRAR
Stockholders wishing to report a change of address may forward details, including both the old and new address, to:

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
(212) 936-5100

STOCK MARKET INFORMATION
Stock price quotations are printed daily in major newspapers, including the Wall Street Journal. As of March 31, 1995, there were 10,570,333 shares of common stock outstanding. Shareholders of record at that date amounted to 1,553. The Company has not paid cash dividends on its stock and has no current intention of paying cash dividends in the foreseeable future.

SYNCOR'S VALUES
Syncor's Values reflect our shared beliefs as a Company of people. Our Values are our code of conduct in working together, setting priorities and making decisions. They guide us individually and as a team to make the best decisions each day for our customers, employees and shareholders.

CUSTOMERS: Our customers are number one. We are dedicated to providing quality services which exceed their expectations and maintain their trust.
TEAMWORK: Teamwork is the result of open communication and the free exchange of ideas and information in an enviornment which values and encourages respect and dignity for every individual. PROFESSIONALISM: Our employees are professionals who demonstrate knowledge, skills and accountability in performing their jobs. HEALTH AND SAFETY: The health and safety of our employees, customers and community will never be compromised. EMPLOYEE
OWNERSHIP: We support employee ownership to share responsibility in creating future value for all shareholders. COMMUNITY SERVICE: We believe in community service and encourage employee participation in community activities.