Form 10-K405, Exhibit 13
period 1995-12-31
SYNCOR INTERNATIONAL CORP /DE/
filed 1996-04-01
CIK 202763

SYNCOR INTERNATIONAL CORPORATION

1995 Annual Report

Front Cover: Combination Photos of Syncor employees and customers and a Map of the World.


TABLE OF CONTENTS
_________________

Pharmacy Location Map                            Inside Front Cover
Financial Highlights                                              1
Letter to Shareholders                                            2
Editorial                                                         5
Selected Financial Data                                           9
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                   10
Consolidated Financial Statements                                 15
Notes to Consolidated Financial Statements                        19
Report of Independent Auditors                                    30
Corporate Information                              Inside Back Cover

CORPORATE PROFILE
_________________

Syncor International Corporation operates an expanding network of 118 domestic and eight international nuclear pharmacy service centers and four Positron Emission Tomography radiopharmacies. The Company compounds and dispenses patient specific unit dose radiopharmaceutical prescriptions, as well as distributes bulk radiopharmaceutical products for use in diagnostic imaging and provides a complete range of advanced pharmacy services. Syncor services more than 7,000 customers and is the only national pharmacy network of its kind that provides a combination of diagnostic and information services to hospitals and alternate site markets.

SYNCOR'S MISSION
________________

Syncor's Mission is to be the premier provider of prepared time-critical pharmaceuticals and comprehensive value-added pharmacy services which meet the needs of the professional health care community and their patients.

FINANCIAL HIGHLIGHTS
____________________

Combination Photos of Syncor demployees and a Map of the World

Reported net sales of $332.5 million Posted net income of $4.7 million, a significant increase over 1994 Increased cash position by $7.4 million to $26.6 million Compounded and delivered 5.2 million prescriptions.

FINANCIAL DATE
______________



(In thousands, except per share date)       1995        1994        1993
____________________________________________________________________________
                                                                (unaudited)
Net Sales                                 $332,460    $319,994    $241,289

Net Income                                $  4,669    $  1,213    $  7,773

Net Income Per Share                      $    .45    $    .11    $    .72

Cash, Cash Equivalents and Marketable
  Securities                              $ 26,559    $ 19,201    $ 18,700

Cash Flow From Operations                 $ 15,586    $ 13,333    $  9,672
____________________________________________________________________________

NUMBER OF DOMESTIC RADIOPHARMACIES AS OF DECEMBER 31, 1995

Syncor  -  118

Independents  -  69

Mallinckrodt  -  35

Amersham/Medi+Physics  -  26


NUMBER OF RADIOPHARMACIES IN SYNCOR'S DOMESTIC NETWORK

Dec. 31, 1995           118

Dec. 31, 1994           117

Dec. 31, 1993           109

May 31, 1993            100

May 31, 1992             95

May 31, 1991             87

TO OUR FELLOW SHAREHOLDERS:
___________________________

We are pleased to report that 1995 was a year of dramatic financial improvement and operational achievement for Syncor. We believe that our rebound from a very difficult 1994 validates the soundness of the Company's business strategy and demonstrates its ability to perform successfully in today's challenging health care environment.

1995 PERFORMANCE
________________

Profit improvement was Syncor's primary objective for 1995. We achieved net income of $4.7 million, or $.45 per share, a significant increase over net income of $1.2 million, or $.11 per share, in 1994.

Photo of Monty Fu, Chairman of the Board

Net sales for 1995 increased to $332.5 million, up four percent from $320.0 million in 1994. This gain is especially significant because it was achieved despite a January 1995 decision by one of our major suppliers to discontinue using Syncor's pharmacy network for the distribution of its products. This achievement's significance can best be measured by noting that the sales increase from 1994 to 1995 would have been nine percent had this supplier's products not been included in the 1994 results.

Syncor's balance sheet also continued to improve with cash, cash equivalents and marketable securities reaching $26.6 million at December 31, an increase of $7.4 million over the prior year. Working capital totaled $34.3 million, an increase of $7.7 million over 1994, while the current ratio stood at 1.69 to 1 at year end.

TURNAROUND FACTORS
__________________

Turnaround Factors Syncor's 1995 financial turnaround was achieved as a result of steps taken in respect to pricing, sales mix and operating costs.

Pricing: In 1995, strong competition continued to erode prices throughout our industry. Rather than devalue Syncor's products and services through pricing concessions, we concentrated on selling the Syncor "Service Difference(SM)." As a result, Syncor was able to minimize price erosion in 1995 compared with 1994.

Sales Mix: Cardiology products continue to represent the largest and fastest-growing segment of Syncor's sales mix. Cardiolite(R), a proprietary compound manufactured by our alliance partner, The DuPont Merck Pharmaceutical Company ("DuPont Merck"), is replacing thallium as the nuclear medicine industry's "gold standard" for stress testing. During 1995, sales of Cardiolite(R) increased by 46 percent.

Syncor's continuing efforts to convert customers from buying products in bulk to more efficient unit dose purchasing have also been successful. In 1995, unit dose products represented 82 percent of Syncor's sales, compared with 80 percent in 1994.

Operating Costs: As a result of cost savings programs initiated at the end of 1994, Syncor was able to maintain 1995 general and administrative expenses as a percent of sales at 20 percent while keeping the Company's core business infrastructure intact. In April, 1995, Syncor launched a three-year, $8 million business process reengineering program that will dramatically improve the Company's information technology and linkages to customers and suppliers while increasing overall operating efficiency.

OPERATIONAL HIGHLIGHTS
______________________

Syncor achieved a number of operational successes in 1995. Among the year's highlights:

Rebalancing of DuPont Merck alliance: Early in the year, Syncor completed a review and modification of our strategic alliance agreement with DuPont Merck. As anticipated, the modified agreement improved communication and teamwork between Syncor and DuPont Merck and resulted in enhanced margins and increased cash flow.

New distribution agreements: Consistent with our mission to be the premier provider of radiopharmaceuticals, Syncor signed two new distribution agreements with major suppliers in 1995. Under the first, we are now distributing Adenoscan(R), a pharmacologic stress agent, which is licensed from Medco Research and manufactured by Fujisawa USA. Following approval from the U.S. Food and Drug Administration, Syncor will begin distributing Neoprobe Corporation's RIGScan(R), a radiopharmaceutical product for surgical detection of colorectal cancer.

As the FDA approves new radiopharmaceuticals, Syncor will continue to be proactive in partnering with manufacturers in order to provide the nuclear medicine community with superior diagnostic and therapeutic products. In February 1996, we announced the signing of an agreement with Cypros Pharmaceutical Corporation for the exclusive distribution of unit dose GLOFIL, a product that provides convenient and accurate measurement of renal function in patients with kidney disease. In March 1996, we entered into a distribution agreement with Diatide, Inc. for the countries of Hong Kong and Taiwan to distribute Techtide P829, a peptide for detecting and localizing cancerous tumors.

Unit dose business expansion: Syncor's unit dose business is expanding rapidly through our relationships with major national managed care providers and group purchasing organizations. In 1995, unit dose business associated with national contracts increased by 28 percent over the previous year and now represents nearly 50 percent of our total unit dose sales.

Information Systems: Syncor helps large customers manage their nuclear medicine departments through its proprietary Unit Dose Manager(TM) integrated software and hardware system. At year end, Syncor was supporting 1,300 systems at customer sites nationwide.

Late in 1995, we launched NucLink(TM), a UDM(TM)-based software program that provides an electronic link between our local radiopharmacies and users. Through NucLink(TM), customers can enjoy the convenience and accuracy of remote order entry. Future enhancements will expand messaging and electronic-mail capabilities and further simplify the ordering process.

During 1996, Syncor will be seeking opportunities to continue the expansion of its health care information systems business through strategic partnering arrangements with customers and suppliers.

Domestic pharmacy expansion: Syncor is committed to expanding its nationwide network of radiopharmacies through acquisitions, start-ups, and joint ventures. In November 1995, Syncor added three pharmacies to its U.S. network through the acquisition of Pyramid Diagnostic Services, Inc. There are currently 118 pharmacies in Syncor's domestic network.

Photo of Gene R. McGrevin, Vice Chairman and Chief Executive Officer

International pharmacy expansion: Having successfully pioneered the concept of centralized radiopharmacies in the United States, Syncor is also expanding its overseas business. During 1995, we added three foreign pharmacies, bringing our international network from five to eight pharmacies. In early 1996, Syncor opened its ninth international pharmacy in Puerto Rico. By the end of 1998, Syncor plans to have an international distribution network in 25 markets outside the U.S.

INVESTING IN THE FUTURE
_______________________

Nuclear medicine is uniquely positioned as both the leading diagnostic modality and the modality most capable of improving diagnostic accuracy while lowering health care costs. Syncor's goal is to be the partner of choice for both providers and suppliers in the nuclear medicine industry. Syncor believes that the timing is right for the Company to make major investments in order to improve its strategic position, significantly increase sales and earnings potential, and build shareholder value.

In addition to Syncor's investments in core business redesign and pharmacy network expansion, we have committed to investing $14 million over the next three to five years to develop a nationwide network for Positron Emission Tomography (PET), an emerging diagnostic modality. Syncor currently operates four PET distribution centers in the U.S. and plans to expand to 20 centers by the end of 1998. The following section of this annual report provides a description of PET and what makes it especially attractive to Syncor in the era of managed care.

Photo of Robert G. Funari, President and Chief Operating Officer

In order to support Syncor's commitments, the responsibilities of our senior management team have been realigned. In January 1996, Syncor founder Monty Fu became President and Chief Executive Officer of Syncor Global Holdings, Ltd., the subsidiary that operates our growing international pharmacy network. Gene McGrevin, previously President and Chief Executive Officer of Syncor International, is now the Company's Vice Chairman and CEO. In this capacity, Gene is focusing on the development of PET and other opportunities for the diversification and expansion of Syncor's health care business. Later in the year, Gene will also assume the position of Chairman of the Board, at which time Monty Fu, our current Chairman, will become Chairman Emeritus. Robert Funari, previously Syncor's Executive Vice President and Chief Operating Officer, has been appointed President and Chief Operating Officer. His primary role is to strengthen and expand Syncor's core nuclear medicine business in the U.S.

While reporting Board changes, we note with sadness the January 1996 passing of our long-time friend and colleague, Joseph Kleiman. Joe joined Syncor's Board of Directors in 1985. His sheer brilliance, energy, objectivity, fairness and marvelous sense of humor are already sorely missed.

BUILDING SHAREHOLDER VALUE
__________________________

In closing, we want to recognize Syncor's 2,200 valued employees, whose efforts are directly responsible for the Company's financial and operational success in 1995. During the year, the Board demonstrated its commitment to fostering employee ownership by authorizing the Syncor Employee Savings and Stock Ownership Plan to purchase 250,000 shares of Syncor's common stock. Through this plan, employees now own approximately 13 percent of the Company a stake that helps keep everyone at Syncor focused on building shareholder value. For more on how Syncor invests in its most important resource its people please see page 8.

We would also like to take this opportunity to thank our suppliers, customers, and you our shareholders for your continued support. Moreover, as a consequence of the large investments we are making in our Company's future, we are not expecting earnings to rise substantially over the next two or three years. Nevertheless, we are confident that the foundation we are building will ensure the continued growth of Syncor's core business and result in improved earnings performance over the long-term.

Sincerely,


/S/ MONTY FU
_______________________________________
Monty Fu
Chairman of the Board


/S/ GENE R. MCGREVIN
_______________________________________
Gene R. McGrevin
Vice Chairman & Chief Executive Officer


/S/ ROBERT G. FUNARI
_______________________________________
Robert G. Funari
President & Chief Operating Officer

OUR COMMITMENT TO POSITRON EMISSION TOMOGRAPHY
______________________________________________

Positron Emission Tomography (PET) is a proven imaging modality that has been used primarily as a medical research tool for more than 20 years. Positron imaging is widely respected for its superior accuracy and the unique metabolic information it provides. In today's managed care environment, PET is gaining recognition for its potential to be cost effective in routine clinical applications, particularly in the diagnosis and management of certain cancers, heart disease and neurological disorders.

Combination Photos of Cyclotron, Physicians and technicians preparing patient for PET scan, and a Map of the World

Syncor has been providing positron radiopharmaceuticals since 1990. In January 1996, the Syncor Board of Directors approved the commitment of $14 million to fund the expansion of the Company's PET business. This expansion will include the development, over the next three to five years, of a nationwide network of PET radiopharmacies. Funds will also be used to support activities that will document and communicate the value of positron imaging to the appropriate clinical and managed care audiences.

Syncor is investing in PET because we believe that positron imaging can play a significant role in improving the quality of care in key patient populations while lowering health care costs. Among the advantages of PET:

- -     PET provides unique metabolic diagnostic information. No other imaging technology measures and localizes differences in metabolic activity throughout the body.

- -     PET has demonstrated superiority in the diagnosis, staging and therapeutic monitoring of lung, colorectal and breast cancer, as well as brain disorders and heart disease.

- -     PET is expected to lower the cost of health care by enabling providers to make more informed decisions regarding the appropriateness of invasive interventional procedures, whether diagnostic (e.g., biopsies) or therapeutic (tumor resections, transplants, etc.).

Photo of Physician and Technician preparing patient for PET scan

- -     PET has become more affordable. The cost of PET scanners is declining, while the development of new collimation and coincidence counting technology is making positron imaging capability less costly for medical facilities to provide. Moreover, Syncor's demonstrated ability to compound and distribute PET isotopes is eliminating the need for institutions to invest in the staff and equipment required to compound their own positron radiopharmaceuticals.

PET PROVIDES UNIQUE DIAGNOSTIC INFORMATION
__________________________________________

Positron imaging works by measuring and localizing differences in cellular metabolism. In the PET procedure, a specially compounded form of glucose incorporating a radioactive agent is injected into the patient and then tracked through the tissues with a special type of camera.

Because malignant cells extract glucose from the blood more rapidly than normal cells, oncologists use PET images of above-normal metabolic activity to locate malignancies. Metabolic activity measurements can also be used to determine the health of an organ. For example, heart tissue with near-normal metabolic activity indicates that the organ may be salvageable through angioplasty or coronary by-pass and, therefore, transplant surgery may not be required.

With its unique ability to provide highly accurate, real-time imagery of physiologic functions at the molecular level, PET complements today's most widely used diagnostic imaging technologies, Computed Tomography (CT) and Magnetic Resonance Imaging (MRI) - modalities that identify abnormalities only at the structural level.

PET HAS DEMONSTRATED DIAGNOSTIC SUPERIORITY AND CLINICAL RELEVANCE
__________________________________________________________________

Recent studies in peer review journals are demonstrating that PET is a clinically effective modality whose superior accuracy can enable health care providers to make better, more cost-effective patient management decisions.

Originally used primarily as a research tool in studies of brain function and to localize certain brain disorders, PET has more recently been employed in combination with CT and MRI not only in diagnostic imaging procedures but also to demonstrate early physiological responses to drug therapies something that the nonmetabolic imaging techniques cannot do.

Cancers that are being evaluated by PET include breast, colorectal, lung, brain, head and neck, melanoma, lymphoma, ovarian, and prostate. As mentioned above, PET is employed in cardiology to differentiate viable from nonviable heart tissue. PET has also demonstrated great usefulness in neurology where it has played an important role in the evaluation and management of epilepsy, Alzheimer's disease, dementia, stroke and other neurological and neuropsychiatric disorders.

PET IS AFFORDABLE - AT LAST
___________________________

Until recently, PET usage has been limited chiefly because positron imaging has been well beyond the economic reach of most medical institutions. The PET camera itself is very expensive. Moreover, the isotopes employed in metabolic imaging have considerably shorter half-lives than those of most isotopes used in nuclear medicine.

Because of this time sensitivity, most institutions with PET capability have had to compound their own positron radiopharmaceuticals in on-site cyclotrons or accelerators -- another major capital outlay and operating expense.

In 1990, Syncor - originator of the centralized radiopharmacy concept - began producing PET isotopes at the first of what are now four pilot PET radiopharmacies. These pharmacies - located at the U.S.C. University Hospital in Los Angeles; the Northern California PET Imaging Center in Sacramento; Creighton University in Omaha; and the Good Samaritan Medical Center in Phoenix - have been used to demonstrate to the health care community that Syncor, working in conjunction with its efficient distribution network can satisfy the positron radiopharmaceutical requirements of entire geographic regions.

Syncor's new funding commitment will assist in the creation of a national network of 20 PET radiopharmacies in states where the regulatory climate and health care environment are favorable for our expansion. By providing a centralized source for positron radiopharmaceuticals and removing the need for institutions to invest in production, Syncor expects to significantly enhance the availability and utilization of PET throughout the nuclear medicine community.

The U.S. Food and Drug Administration's recent approval of a coincidence counting technology allows PET imaging to be performed on the newest cameras used for SPECT (Single Photon Emission Computed Tomography, the core of Syncor's diagnostic nuclear medicine business.) The ability to add PET capability by upgrading existing equipment, plus the potential efficiency and flexibility of dual purpose cameras, could add significatly to the numbr of institutions able to take advantage of this valuable technology.

PET CAN LOWER HEALTHCARE COSTS
______________________________

As noted above, PET can lower health care costs by enabling physicians to make better patient-management decisions. According to the Institute for Clinical PET (ICP), the U.S. health care community could save as much as $2.5 billion annually by including or substituting PET in the diagnostic and staging protocols for cancers and in the evaluation of heart disease.

One of the most promising applications of PET is in the diagnosis of lung cancer, one of the nation's leading causes of death. Each year, 170,000 cases of lung cancer are diagnosed in the U.S., generally through a combination of diagnostic imaging and surgical modalities. Cost savings of approximately $300 million have been estimated from the potential reduction in less accurate diagnostic procedures and the elimination of exploratory surgeries through the use of PET.

PET BUILDS ON SYNCOR'S CORE COMPETENCIES
________________________________________

Combination Photos of PET Pharmacists, the Map of the World and Physicians and Technicians preparing patient for PET scan

Syncor has been the leading distributor of radiopharmaceuticals to the nuclear medicine industry since 1974. Our expansion into the PET marketplace will build upon the core competencies developed in the creation of our nuclear pharmacy business. These competencies include:

- -     The demonstrated ability to provide radiopharmacy services 24 hours a day, 365 days a year, to institutions serving 95 percent of the nation's health care markets.

- -     The demonstrated ability to operate cost-effectively within the regulatory environment of 39 states and eight foreign countries. The demonstrated ability to form long-term, mutually beneficial relationships with health care providers and group purchasing organizations.

- -     The demonstrated ability to recruit, train and retain high-skilled employees, including 400 licensed nuclear pharmacists.

- -     The demonstrated ability to make a positive difference in the cost and quality of patient care by providing outstanding service.

With our increased commitment to PET, Syncor is aggressively pursuing a leadership role in this emerging diagnostic modality. We expect Syncor's investment in positron imaging to reduce overall Company earnings over the next two to three year period. However, we believe this investment will provide a firm foundation for future sales and earnings increases that will, in turn, build shareholder value.

INVESTING IN OUR PEOPLE
_______________________

Photo of the Chairman's Award Recipient, Haig Bagerdjian

While the health care environment in which Syncor operates is changing rapidly, our strong commitment to the training and development of employees remains constant. We are committed to increasing the depth, breadth and flexibility of our people's skills because it is only through their development that we can continue to serve our customers effectively while achieving Syncor's business objectives.

Photo of the General Manager of the Year, Lou Juliano

Continuing education and career development programs offered by Syncor in 1995 included the following:

Photo of the Sales Manager of the Year, Suzi Mattingly

Syncor's Advanced Management Program (SAM) -- SAM was custom-designed to increase the skills of senior managers in the areas of marketing, financial analysis and people management. Facilitated by external experts in each field, this eight-month program involved the formation of cross-functional management teams that improved individual and group abilities to anticipate and satisfy customer needs by researching and analyzing marketplace challenges and exploring directions for future growth.

Photo of the Manager of the Year, Paul Gotti

Strategic Selling Program -- All Syncor sales consultants and field managers were required to take this two-day course in recognizing changing customer needs and creating "win-win" solutions for the customer and the Company.

Photo of the Pharmacy Manager of the Year, Dan Littlefield

Photo of the National Accounts Manager of the Year, Kathy Hill

Responsible Management Program -- The basics of being a good Syncor manager, including how to select quality people and support the continuous development of their skills, is part of the training required for all new managerial employees.

Authorized User Program -- Pharmacists and technicians who work at Syncor's pharmacies are trained in the safe handling and preparation of radiopharmaceuticals through this Nuclear Regulatory Commission-sanctioned program.

Safety Training -- All pharmacy personnel receive comprehensive training in biohazard, radiation and driver safety.

Information Systems Training -- Syncor is in the process of expanding, networking and integrating its business management, communications, and training information systems. During 1995, all Syncor managers were trained on new budgeting software and all pharmacies were upgraded with state-of-the-art hardware for running this more efficient new program.

Advanced Degree Award Program -- Syncor offers substantial financial support to employees who are pursuing a graduate degree in a job related field and who have demonstrated leadership potential. Candidates qualify for assistance through a rigorous interview and selection process.

Tuition Reimbursement Program -- Through Syncor's tuition reimbursement program, all employees are encouraged to complete undergraduate and advanced degrees and take advantage of continuing education opportunities offered by local colleges, universities and other accredited institutions. The program provides reimbursement up to $2,000 per year for any courses that are related to the employee's current job or that prepare the employee to assume new responsibilities in the future.

Syncor's investment in its people demonstrates our commitment to growing our business through customer service -- the competitive edge that only flexible, creative, and well-trained employees can provide.

SYNCOR'S VALUES
_______________

Syncor's Values reflect our shared beliefs as a Company of people. Our Values are our codes of conduct in working together, setting priorities and making decisions. They guide us individually and as a team to make the best decisions each day for our customers, employees and shareholders.

CUSTOMERS
_________

Our customers are number one. We are dedicated to providing quality services which exceed their expectations and maintain their trust.

TEAMWORK
________

Teamwork is the result of open communication and the free exchange of ideas and information in an environment which values and encourages respect and dignity for every individual.

PROFESSIONALISM
_______________

Our employees are professionals who demonstrate knowledge, skills and accountability in performing their jobs.

HEALTH AND SAFETY
_________________

The health and safety of our employees, customers and community will never be compromised.

EMPLOYEE OWNERSHIP
__________________

We support employee ownership to share responsibility in creating future value for all shareholders.

COMMUNITY SERVICE
_________________

We believe in community service and encourage employee participation in community activities.

SELECTED FINANCIAL DATA

                                                                              Seven
                                                                             Months
                                                                              Ended
                                                     Twelve Months Ended   December   Twelve Months Ended
                                                            December 31,        31,               May 31,
In thousands, except per share date           1995       1994       1993       1993       1993       1992
____________________________________________________________________________________________________________

Net Sales                                 $332,460   $319,994   $241,289   $142,237   $230,949   $195,989

Gross Profit                                73,591     66,026     78,926     45,187     77,306     67,451

Income

      Continuing operations                   4,669      1,213      6,633      1,684     10,191      7,709

      Discontinued operations, net                -          -        120          -       (379)      (810)

      Cumulative effect of accounting change      -          -      1,020      1,020          -          -

Net income                                $  4,669   $  1,213   $  7,773   $  2,704   $  9,812   $  6,899
____________________________________________________________________________________________________________

Earnings per share:

      Continuing operations                    $.45       $.11       $.62       $.16       $.95       $.70

      Discontinued operations, net                -          -        .01          -       (.03)      (.07)

      Cumulative effect of accounting change      -          -        .09        .09          -          -

Net income per share                          $.45       $.11       $.72       $.25       $.92       $.63
============================================================================================================
Cash, cash equivalents and investments    $ 26,559   $ 19,201   $ 18,700   $ 18,700   $ 20,937   $  9,970

Working capital                             34,286     26,616     27,121     27,121     27,430     20,279

Total assets                               133,680    128,684    114,586    114,586    103,953     90,847

Long-term debt                               5,200      5,154      6,837      6,837      4,515      6,008

Stockholders' equity                      $ 78,262   $ 73,850   $ 71,181   $ 71,181   $ 65,784   $ 52,359

Weighted average shares outstanding         10,481     10,889     10,779     10,762     10,708     10,865
============================================================================================================
Current ratio                                 1.69       1.54       1.74       1.74       1.82       1.64

Number of domestic radiopharmacies             118        117        109        109        100         95

Days sales outstanding                          55         55         52         52         52         59
============================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
      CALENDAR YEARS 1995 AND 1994

NET SALES
_________

Consolidated net sales in 1995 totaled $332.5 million, an increase of 3.9 percent or $12.5 million, over 1994. The Company's 1995 sales growth was influenced by a number of factors. Cardiac imaging continues to be the driving force behind the sales growth. Sales from cardiac imaging now account for approximately 63 percent of the Company's sales up from the 56 percent in 1994. These sales continue to be driven by the increasing market share of Cardiolite(R). Cardiolite(R) experienced a 46 percent increase in 1995 sales over 1994 sales. In addition to cardiac imaging, additional sales growth came from several other sources. The Company continues to see growth in its compounding services as more customers, who formerly performed these services in-house, switch to using the Company's services. During 1995, the Company opened two new radiopharmacies, closed four radiopharmacies due to business reasons, plus acquired a competing chain of radiopharmacies (see Note 2) in November of 1995. In addition, a new brain imaging agent, Neurolite(R), was introduced in 1995 and experienced strong sales. The Company expects these trends to continue in 1996.

NET SALES (in millions)
_______________________

Dec. 31, 1995           $332.5

Dec. 31, 1994           $320.0

Dec. 31, 1993           $241.3

Conversely, sales were negatively affected by conditions which continue to play a role in health care economics including competition, declining but still significant price erosion, and competing modalities. In addition, the Company was unable to market certain products due to a decision by one of the Company's suppliers to deny access to their proprietary products. The Company expects these trends to continue, and expects some price stabilization to occur in the marketplace.

GROSS PROFIT
____________

The Company's gross profit as a percentage of net sales increased to 22.1 percent in 1995 compared to 20.6 percent in 1994. The increase in gross profit is attributable to a number of factors. In late 1994, the Company instituted several programs to reduce costs. Some of the areas that were targeted for cost reductions included material and direct labor costs. In the materials area, the Company concluded a joint review and modification of the strategic alliance agreement with The Radiopharmaceutical Division of The DuPont Merck Pharmaceutical Company (DuPont). The modification of the agreement provided for the reduction in the acquisition price of certain products which in turn yielded savings in terms of material costs in 1995 over comparable costs in 1994. In addition, the Company continues to enjoy success in converting more of its customers to its compounding services rather than supplying those same customers with the raw materials which allows the customer to perform their own compounding services.
These conversions provided the Company with a larger gross margin percentage on the same corresponding sales. In the area of direct labor, the Company carefully evaluated its needs in late 1994. It was determined that savings could be achieved in this area and successful plans were put in place to achieve these savings in 1995.

On the negative side, the Company was unable to fully arrest the price decline experienced in 1994. Although the price decline in 1995 was marginal, it continued to have some effect on the gross margin. Additionally, the Company continues to experience a product mix shift from some of its core (non-cardiology) products, to cardiology products due to changes in certain physician practice patterns. These core products traditionally provided a higher gross margin than the Company achieves with the cardiology products. Managed care continues to play a very active role in the Company's strategic direction. Pricing pressures from this group of customers continues to pressure margins.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES
______________________________________________

Operating, selling and administrative expenses increased $2.0 million in 1995 compared to 1994 and as a percent of sales remained constant at 16.8 percent in both 1995 and 1994. The Company instituted several cost savings programs in 1994 and continued to control expenses in 1995 through a variety of programs. The primary cause for the absolute increase in 1995 expenses was due to the incentive compensation plans. It is the Company's philosophy not to pay any incentive compensation unless certain levels of earnings are achieved. During 1994, these levels were not achieved, and accordingly, no incentive compensation was paid. However, 1995 earnings levels improved significantly which allowed managers to achieve certain levels of incentive compensation.

During 1996, it is the intention of management to aggressively explore new business opportunities. The expenditures required for these different opportunities are currently expected to increase the level of expenditures in the operating, selling, and administrative category over the 1995 levels. While these levels can be supported in our 1996 business plan, if certain opportunities prove successful, greater expenditures could be required.

DEPRECIATION AND AMORTIZATION
_____________________________

Depreciation and amortization in 1995 increased to $10.8 million or 1.9 percent from $10.6 million in 1994. The increase is due to the opening or acquisition of radiopharmacies since December 31, 1994 and an extensive remodeling and relocation program of the Company's facilities which was initiated in prior years.

ALLIANCE DEVELOPMENT COSTS
__________________________

On December 3, 1993, the Company entered into a long-term supplier distribution agreement with its principal supplier of radiopharmaceutical products, DuPont Merck. The agreement, which became effective February 1, 1994, and subsequently amended as discussed above, replaced an existing supply agreement between the companies which had been in place since 1988. Under the terms of the new agreement, DuPont Merck relies upon the Company as the primary distribution channel for its radiopharmaceutical products in the United States.

PROVISION FOR INCOME TAXES
__________________________

The provision for income taxes as a percentage of income before taxes decreased to 40 percent in 1995 from 41.8 percent in 1994. The decrease in the effective tax rate is a result of the reduction in non-tax deductible expenses as a percentage of pre-tax income.

RESULTS OF OPERATIONS
      CALENDAR YEARS 1994 AND 1993

NET SALES
_________

Consolidated net sales in 1994 totaled $320.0 million, an increase of 32.6 percent, or $78.7 million, over 1993. The Company's net sales growth was primarily the result of activity associated with the strategic alliance that the Company entered into with its principal supplier of radiopharmaceutical products (see Note 6). Sales in the cardiology sector of the business continued to be the driving force in nuclear medicine and the Company's sales growth. Cardiology sales represented approximately 56 percent of the Company's net sales. Other favorable factors affecting sales growth included the addition of significant sales volume due to the expansion of certain large managed care contracts, plus the opening and acquisition of eight new pharmacies during 1994. Sales growth was negatively affected by recent trends in national health care economics, primarily aggressive price competition, plus the strategic decision made during the first quarter of 1994 to reduce the price of the Company's leading cardiology product.

GROSS PROFIT
____________

The Company's gross profit as a percentage of net sales decreased to 20.6 percent in 1994 compared to 32.7 percent in 1993. The decline in gross profit was the result of a variety of factors. These factors included general price reductions across most of Syncor's product line including the cardiology area, in response to competitive market pressures, in addition to the acquisition of several large managed care contracts that traditionally have lower profit margins. The Company also experienced a decline in the volume of some of its core (non-cardiology) products, due to changes in certain physician practice patterns. Material costs, as a percentage of net sales, rose due to price increases from suppliers, while the current governmental focus on cost containment and managed care made it difficult to recover these material cost increases through price increases to customers.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES
______________________________________________

Operating, selling and administrative expenses decreased $1.9 million in 1994 compared to 1993, despite a significant increase in net sales, and decreased as a percentage of net sales from 23.1 percent to 16.8 percent. The decline was a direct result of several programs initiated by the Company in 1994 to reduce losses, reduce certain overhead, and improve control over radiopharmacy expenditures. The Company continued, as a part of its business strategy, to invest in developmental business opportunities. These opportunities required ongoing resources in the area of operating, selling and administrative expenses.

DEPRECIATION AND AMORTIZATION
_____________________________

Depreciation and amortization in 1994 increased to $10.6 million or 24 percent from $8.5 million in 1993. The increase was due to the opening or acquiring of eight new radiopharmacies since December 31, 1993, and an extensive remodeling and relocation program of the Company's facilities which was initiated in prior years.

ALLIANCE DEVELOPMENT COSTS
__________________________

On December 3, 1993, the Company entered into a long-term supplier distribution agreement with its principal supplier of radiopharmaceutical products, DuPont Merck.

In connection with this agreement, the Company established a reserve for alliance development costs of $4.5 million during the year ended December 31, 1993. These costs, which resulted in cash outlays, included $2.8 million related to launch and implementation of the strategic alliance program, $1.1 million of employee-related expenses associated with the consolidation, relocation and reorganization of certain sales and service operations, and $.6 million for incremental accounting, legal and regulatory fees. Accrued alliance development costs of $4.1 million at December 31, 1993, were fully utilized in 1994 as the strategic alliance with DuPont Merck was implemented.

PROVISION FOR INCOME TAXES
__________________________

The provision for income taxes as a percentage of income before taxes increased to 41.8 percent in 1994 from 39.7 percent in 1993. The increase in the effective tax rate was due to an increase in goodwill amortization and other non-tax deductible expenses as a percentage of pre-tax book income.

RECENT ACCOUNTING PRONOUNCEMENTS
________________________________

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123). Statement 123 established a fair value based method of accounting for stock-based compensation as compared to the intrinsic value based method prescribed under APB opinion No. 25. Companies have the option of either adopting the fair value method of Statement 123 or continuing to use the intrinsic value based method of APB No. 25 and including pro forma net income and earnings per share amounts in the footnotes as if the fair value method had been adopted. The disclosure provisions of Statement 123, including the pro forma information, are effective for fiscal years beginning after December 15, 1995. The Company intends to implement the disclosure provisions of Statement 123 in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES
_______________________________

In 1995, total cash and investments, which includes cash and cash equivalents and short and long-term investments, increased to $26.6 million from $19.2 million at December 31, 1994. The Company's debt position of $7.4 million was $.1 million higher than the debt position at December 31, 1994. Working capital increased from $26.6 million in 1994 to $34.3 million in 1995. This change reflects an aggressiveness on the Company to focus on asset management, collection of receivables, inventory turnover and cost control on operating, selling and administrative expenses. Days sales outstanding on receivables were 55 days at December 31, 1995 and 1994.

CORPORATE CASH AND INVESTMENTS (in millions)
____________________________________________

Dec. 31, 1995           $26.6

Dec. 31, 1994           $19.2

Dec. 31. 1993           $18.7


The nature of the Company's business is not capital intensive and as new products become available, the capital requirements to accommodate these products will be minimal. However, in January 1996, the Company announced that it is making significant investments in its nuclear business both within the United States and overseas. The Company is committing $14 million to the development of a distribution network to support the future growth of Positron Emission Tomography (P.E.T.). This investment will be made over a three to five year period. Also, an $8 million commitment over the next three years has been made to redesign key business processes and improve information technology and linkages to customers and suppliers.

The Company believes sufficient internal and external capital sources exist to fund operations and future expansion programs. At December 31, 1995, the Company had unused lines of credit of approximately $17.6 million to fund short-term needs.

CONSOLIDATED STATEMENTS OF INCOME
      SYNCOR INTERNATIONAL CORPORATION & SUBSIDIARIES
                                                                                   Seven
                                                                                  Months     Twelve
                                                                                   Ended     Months
                                                          Twelve Months Ended   December      Ended
                                                                  December 31,       31,    May 31,
In thousands, except per share data                1995       1994       1993       1993       1993
_______________________________________________________________________________________________________
                                                              (unaudited)

Net Sales                                      $332,460   $319,994   $241,289   $142,237   $230,949
Cost of sales                                   258,869    253,968    162,363     97,050    153,643
_______________________________________________________________________________________________________
            Gross profit                         73,591     66,026     78,926     45,187     77,306

Operating, selling and admin. expenses           55,780     53,802     55,696     32,949     53,879
Depreciation and amortization                    10,826     10,592      8,548      5,248      7,156
Alliance development costs                            -          -      4,500      4,500          -
________________________________________________________________________________________________________
            Operating income                        6,985      1,632     10,182      2,490   16,271

Other income (expense):
      Interest income                              1,227        658        804        450       614
      Interest expense                              (743)      (747)      (528)      (311)     (613)
      Other, net                                     313        542        546        145       622
________________________________________________________________________________________________________
Other income, net                                    797        453        822        284        623

Income from continuing operations before
  income taxes and cumulative effect of
  accounting change                                7,782      2,085     11,004      2,774     16,894
Provision for income taxes                         3,113        872      4,371      1,090      6,703
________________________________________________________________________________________________________
Income from continuing operations before
  cumulative effect of accounting change           4,669      1,213      6,633      1,684     10,191

Discontinued operations:
      Discontinued operations, net of taxes            -          -       (162)         -      (661)
      Gain on sale of discontinued
        operations, net of taxes                       -          -        282          -       282

Cumulative effect of change in method
  of accounting for income taxes                       -          -      1,020      1,020         -
________________________________________________________________________________________________________
Net income                                      $  4,669   $  1,213   $  7,773   $  2,704   $  9,812
========================================================================================================

Net income per share:
      Income from continuing operations             $.45       $.11       $.62       $.16      $.95
      Discontinued operations:
            Discontinued operations, net
              of taxes                                 -          -       (.02)         -      (.06)
            Gain on sale of discontinued
              operations, net of taxes                 -          -        .03          -       .03
      Cumulative effect of change in method
        of accounting for income taxes                 -          -        .09        .09         -

Net income per share                                $.45       $.11       $.72       $.25      $.92
=======================================================================================================
Weighted average shares outstanding               10,481     10,889     10,779     10,762     10,708
=======================================================================================================

See Accompanying Notes To Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
      SYNCOR INTERNATIONAL CORPORATION & SUBSIDIARIES

                                                                                    December 31,  December 31,
In thousands, except per share data                                                         1995         1994
______________________________________________________________________________________________________________
Assets
Current Assets:
      Cash and cash equivalents                                                         $ 23,022    $ 17,761
      Short-term investments                                                               2,296         230
      Accounts receivable, less allowances for doubtful accounts
        of $1,097 and $1,154, respectively                                                50,857      49,972
      Inventory                                                                            5,159       5,369
      Prepaids and other currents assets                                                   2,306       2,964
______________________________________________________________________________________________________________
            Total current assets                                                          83,640      76,296

Marketable investment securities                                                           1,241       1,210
Property and equipment, net                                                               23,006      26,766
Excess of purchase price over net assets acquired, net of accumulated amortization
  of $4,270 and $3,810, respectively                                                       14,414      13,874
Other                                                                                     11,379      10,538
                                                                                       _________   _________
                                                                                        $133,680    $128,684
==============================================================================================================
Liabilities and Stockholders' Equity

Current liabilities:
      Accounts payable                                                                  $ 33,286   $ 39,105
      Accrued liabilities                                                                  3,029      2,928
      Accrued wages and related costs                                                     10,060      5,494
      Federal and state taxes payable                                                        755          -
      Current maturities of long-term debt                                                 2,224      2,153
______________________________________________________________________________________________________________
            Total current liabilities                                                     49,354     49,680
______________________________________________________________________________________________________________
Long-term debt, net of current maturities                                                  5,200      5,154
Deferred compensation                                                                        864          -

Stockholders' Equity:
      Common stock; $.05 par value; authorized 20,000 shares; issued 10,662 and 10,570
        shares at December 31, 1995 and 1994, respectively                                   533        529
      Additional paid-in-capital                                                          47,169     46,508
      Unrealized loss on investments                                                         (24)       (52)
      Employee savings and stock ownership loan guarantee                                 (2,998)    (1,934)
      Foreign currency translation adjustment                                               (105)       133
      Retained earnings                                                                   35,598     30,929
      Treasury stock, at cost; 250 shares at December 31, 1995 and 1994                   (1,911)    (2,263)
_______________________________________________________________________________________________________________
            Total stockholders' equity                                                    78,262     73,850
_______________________________________________________________________________________________________________
                                                                                        $133,680   $128,684
===============================================================================================================

See Accompanying Notes To Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
      SYNCOR INTERNATIONAL CORPORATION & SUBSIDIARIES

                                                                 Employee  Foreign
                                                            Un-   Savings Currency
                                                 Addi- realized   & Stock   Trans-                       Total
                                                tional  Loss on    Owner-  lation                        Stock-
                               -Common Stock-  Paid-in  Invest- ship Loan  Adjust- Retained  Treasury  holders'
In thousands                   Shares  Amount  Capital   ments  Guarantee    ment  Earnings     Stock   Equity
________________________________________________________________________________________________________________

BALANCE AT MAY 31, 1992         9,979   $499   $38,689       -   $(4,350)   $ 321   $17,200        -   $52,359
Issuance of common stock          212     11     1,659                                                   1,670
Tax benefit from the exercise
  of stock options                               1,205                                                   1,205
Foreign currency translation
  adjustment                                                                 (182)                        (182)
Amortization of loan guarantee                                       920                                   920
Net income                                                                            9,812              9,812
________________________________________________________________________________________________________________
BALANCE AT MAY 31, 1993        10,191    510   41,553        -    (3,430)     139    27,012        -    65,784
Issuance of common stock          164      8    1,615                                                    1,623
Tax benefit from the exercise
  of stock options                                618                                                      618
Foreign currency translation
 adjustment                                                                    (8)                          (8)
Amortization of loan guarantee                                       460                                   460
Net income                                                                            2,704              2,704
________________________________________________________________________________________________________________
BALANCE AT DECEMBER 31, 1993   10,355    518   43,786        -    (2,970)     131    29,716        -    71,181
Issuance of common stock          215     11    1,827                                                    1,838
Tax benefit from the exercise
  of stock options                                895                                                      895
Unrealized loss on investments                             (52)                                            (52)
Foreign currency translation
  adjustment                                                                    2                           2
Amortization of loan guarantee                                     1,036                                 1,036
Reacquisition of common stock
  for treasury                   (250)                                                        (2,263)   (2,263)
Net income                                                                            1,213              1,213
________________________________________________________________________________________________________________
BALANCE AT DECEMBER 31, 1994   10,320    529   46,508      (52)   (1,934)     133    30,929   (2,263)   73,850
Issuance of common stock           92      4      550                                                      554
Issuance of treasury stock        250
Tax benefit from the exercise
  of stock options                                 61                                                       61
Unrealized loss on investments                              28                                              28
Foreign currency translation
  adjustment                                                                 (238)                        (238)
ESSOP loan guarantee                                              (2,313)                               (2,313)
Reacquisition of common stock
  for treasury                   (250)                                                        (1,911)   (1,911)
Amortization of loan guarantee                                     1,249                                 1,249
Net income                                                                            4,669              4,669
________________________________________________________________________________________________________________
BALANCE AT DECEMBER 31, 1995   10,412   $533   $47,169    $(24)  $(2,998)   $(105)  $35,598  $(1,911)  $78,262
================================================================================================================

See Accompanying Notes To Consolidated Financial Statements

CONSOLIDATE STATEMENTS OF CASH FLOWS
      SYNCOR INTERNATIONAL CORPORATION & SUBSIDIARIES
                                                                                              Seven
                                                                                             Months      Twelve
                                                                                  Twelve      Ended      Months
                                                                            Months Ended   December       Ended
                                                                            December 31,        31,     May 31,
In thousands                                               1995        1994        1993        1993        1993
_________________________________________________________________________________________________________________
                                                                         (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                              $ 4,669     $ 1,213     $ 7,773     $ 2,704     $ 9,812
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
      Depreciation and amortization                       10,827      10,592       8,548       5,248       7,156
      Provision for losses on receivables                   (57)        (46)       (530)       (302)       (179)
      Amortization of loan guarantee                      1,249       1,036         920         460         920
      Net gain on sale of assets from
        discontinued operations                               -           -        (282)          -        (282)
      Loss on discontinued operations                         -           -         162           -         661
      Cumulative effect of change in method
        of accounting for income taxes                        -           -       1,020       1,020           -
      Decrease (increase) in:
            Accounts receivable                            (828)    (14,874)        (54)       (372)        795
            Inventory                                       263        (847)        529          47        (951)
            Prepaids and other current assets               658       3,346      (1,088)     (1,210)       (713)
            Other assets                                 (1,485)     (1,328)    (10,577)     (5,885)     (1,266)
      Increase (decrease) in:
            Accounts payable                             (5,819)     18,288       4,379         959         110
            Accrued alliance development costs                -      (4,066)      4,066       4,066           -
            Accrued liabilities                             101        (145)     (1,898)        418        (253)
            Accrued wages and related costs               4,566         162        (116)     (3,140)      1,611
            Federal and state taxes payable                 816           -      (1,459)       (619)      1,824
            Deferred income taxes                             -           -      (1,632)     (1,373)       (375)
            Foreign currency translation adjustment        (238)          2         (89)         (8)       (182)
            Deferred compensation                           864           -           -           -           -
__________________________________________________________________________________________________________________
      Net cash provided by (used in) operating
        activities                                       15,586      13,333       9,672        (727)     18,688

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of property and equipment, net            (3,865)     (9,209)     (7,292)     (5,538)    (10,646)
      Payments for acquisitions                          (3,150)       (336)     (1,500)     (1,500)       (563)
      Net decrease (increase) in
        short-term investments                           (2,066)      3,360         691      (1,745)      3,226
      Net (increase) in long-term investments               (31)     (1,210)          -           -           -
      Unrealized gain (loss) in investments                  28         (52)          -           -           -
      Proceeds from sales of discontinued
        operations                                            -           -       9,100           -       9,100
      Disposition of assets from discontinued
        operations                                            -           -      (4,618)          -      (4,618)
_________________________________________________________________________________________________________________
      Net cash used in investing activities              (9,084)     (7,447)     (3,619)     (8,784)     (3,501)

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of common stock                              554       1,838       3,111       1,623       1,670
      Issuance of treasury stock                          2,313           -           -           -           -
      Reacquisition of common stock                      (1,911)     (2,263)          -           -           -
      Increase in ESSOP loan guarantee                   (2,313)          -           -           -           -
      Proceeds from (repayment of) short-term debt       (3,547)          -      (1,094)          -       1,000
      Proceeds from (repayment of) long-term debt         3,663      (2,810)      2,932       3,905      (1,664)
_________________________________________________________________________________________________________________
Net cash provided by (used in) financing activities      (1,241)     (3,235)      4,949       5,528        (994)
_________________________________________________________________________________________________________________
Net increase (decrease) in cash and cash equivalents      5,261       2,651      11,002      (3,983)     14,193
_________________________________________________________________________________________________________________
Cash and cash equivalents at beginning of period         17,761      15,110       4,108      19,093       4,900
_________________________________________________________________________________________________________________
Cash and cash equivalents at end of period              $23,022     $17,761     $15,110     $15,110     $19,093
=================================================================================================================

See Accompanying Notes To Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      SYNCOR INTERNATIONAL CORPORATION & SUBSIDIARIES

(Dollars In Thousands, Except Per Share Data)

NOTE ONE - Summary of Significant Accounting Policies

Principles Of Consolidation: The Company's business is primarily compounding, dispensing and distributing radiopharmaceuticals to hospitals and clinics. The consolidated financial statements of Syncor International Corporation include the assets, liabilities and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

General: The unaudited operating results have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation for the periods presented.

Change in Fiscal Year: Beginning with the seven month transition period ended December 31, 1993, the Company changed its fiscal year-end to December 31 from May 31.

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

Self Insurance: The Company is generally self-insured for losses and liabilities related primarily to vehicle claims, medical claims and general product liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience. Depending on the nature of the liability claim, the Company's maximum self-insured exposure is one-hundred thousand dollars per claim.

Excess of Purchase Price Over Net Assets Acquired: The cost in excess of net assets of acquired businesses is being amortized on a straight-line basis over periods of 15 to 40 years. The Company periodically evaluates the carrying value of these assets and, accordingly, considers the ability to generate positive cash flow through projected undiscounted future operating cash flows of the acquired operation as the key factor in determining whether the assets have been impaired. The Company's accounting treatment is consistent with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

Marketable Investment Securities: Marketable investment securities consist primarily of corporate debt and United States government obligations. In the first quarter 1994, the Company adopted the provisions of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115) on a prospective basis. Under Statement 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

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

Stock Options: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123,"Accounting for Stock-Based Compensation" (Statement 123). Statement 123 established a fair value based method of accounting for stock-based compensation as compared to the intrinsic value based method prescribed under APB Opinion No. 25. Companies have the option of either adopting the fair value method of Statement 123 or continuing to use the intrinsic value based method of APB No. 25 and including pro forma net income and earnings per share amounts in the footnotes as if the fair value method had been adopted. The disclosure provisions of Statement 123, including the pro forma information, are effective for fiscal years beginning after December 15, 1995. The Company intends to implement the disclosure provisions of Statement 123 in fiscal 1996.

Income Taxes: Effective June 1, 1993, the Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (Statement 109) and has reported the cumulative effect of that change in the method of accounting for income taxes in the consolidated statement of income for the seven months ended December 31, 1993.

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

Net Income Per Share: Income per share amounts are based upon the weighted average number of shares outstanding during each period adjusted for dilutive common stock equivalents.

Reclassifications: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

Pre-Opening Costs: Costs, included in "Other" in the consolidated balance sheets relating to the opening of new radiopharmacies, are deferred and amortized ratably over a 24 month period commencing at the date of opening.

NOTE TWO - Acquisitions

In November 1995, the Company acquired all the assets and certain contracts of Pyramid Diagnostic Services, Inc. (Pyramid), a radiopharmaceutical chain that competed directly with existing Syncor sites in the Midwest and Southeast regions of the United States. The acquisition was pursuant to a Tennessee bankruptcy court decision to approve the sale of the assets, and the assumption and assignment of certain contracts to the Company for $3.15 million in cash. The purchase culminated eight months of legal proceedings involving allegations against some of Pyramid's business practices, which the Company claimed were illegal. The Company closed five of the acquired radiopharmacies and incorporated the remaining three sites into Syncor's nationwide distribution network.

In 1993, the Company acquired certain net assets of three existing radiopharmacies in Florida and Nebraska for total consideration of approximately $4.9 million. The consideration consisted of $1.5 million in cash and $3.4 million in promissory notes payable over a three-to five-year period.

These acquisitions have been accounted for as purchases and the purchase prices were allocated to fixed assets, non-compete and consulting agreements, customer lists and goodwill. The results of these operations are included in the Company's consolidated financial statements from the effective acquisition dates. Pro forma information is not presented since the acquisitions are not material to the accompanying consolidated financial statements.

NOTE THREE - Disposition of Business

On May 31, 1993, the Company divested itself of nine home infusion sites for $9.1 million in cash and closed four remaining sites. Accordingly, this business segment was classified as a discontinued operation in the consolidated financial statements. All prior periods have been restated to conform to this presentation. Net sales for the home infusion business were $14,116 for the year ended May 31, 1993.

The net loss from discontinued operations for the year ended May 31, 1993, included losses from operations up to the measurement date, losses during the phase-out period of $1,212 and expenses associated with the sale and closure of facilities offset by a net gain on disposal of assets. A tax benefit of $431 for the year ended May 31, 1993, was recognized as a result of losses from discontinued operations. Tax expense of $184 was recognized from the gain on disposal of assets for the year ended May 31, 1993. The remaining net assets are not material.

NOTE FOUR - Property and Equipment, Net

The major classes of property and equipment are:

                                            December 31,   December 31,
                                                   1995           1994
_______________________________________________________________________

Land and buildings                              $ 3,089        $ 3,089
Furniture and equipment                          44,215         41,674
Leasehold improvements                           13,561         13,822
_______________________________________________________________________
                                                 60,865         58,585

Less accumulated depreciation and amortization   37,859         31,819
________________________________________________________________________
                                                $23,006        $26,766
========================================================================

NOTE FIVE - Marketable Securities

Marketable investment securities consist of:

                                            December 31,   December 31,
                                                   1995           1994
_______________________________________________________________________

Available-for-sale, at fair value, net of
  tax effect                                    $   672        $   645
Held-to-maturity, at amortized cost                 569            565
_______________________________________________________________________
                                                $ 1,241        $ 1,210
========================================================================

The amortized cost, gross unrealized holding gains and losses and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1995 and 1994 were as follows:

                                          1995 Unrealized                                   1994 Unrealized
                         Amortized     Holding      Holding         Fair   Amortized     Holding      Holding        Fair
                              Cost       Gains       Losses        Value        Cost       Gains       Losses       Value
__________________________________________________________________________________________________________________________

Available-for-sale:
Corporate debt securities     $696        $  -        $(24)         $672        $696        $  -        $(52)        $645
___________________________________________________________________________________________________________________________
                              $696        $  -        $(24)         $672        $696        $  -        $(52)        $645
===========================================================================================================================
Held-to-maturity:
U.S. Treasury securities       500           -          (1)          499         500           -         (19)         481
Mortgage-backed securities      69           -         (18)           51          65           -         (16)          49
___________________________________________________________________________________________________________________________
                              $569        $  -        $(19)         $550        $565        $  -        $(35)        $530
===========================================================================================================================

The unrealized holding losses on held-to-maturity securities have not been recognized in the accompanying consolidated financial statements.

                                                  1995                         1994
                                       Amortized        Fair        Amortized        Fair
                                            Cost       Value             Cost       Value
____________________________________________________________________________________________
Available-for-sale
Due after one year through five years          -           -                -           -
Due after five years through ten years      $499        $482             $499        $476
Due after ten years                          197         190              197         169

Held-to-maturity:
Due within one year                         $500        $499             $  -        $  -
Due after one year through five years        69          51              565         530
============================================================================================


NOTE SIX - Accrued Alliance Development Costs

On December 3, 1993, the Company entered into a long-term supplier distribution agreement with its principal supplier of radiopharmaceutical products, The Radiopharmaceutical Division of the DuPont Merck Pharmaceutical Company (DuPont Merck). The agreement, which became effective February 1, 1994, replaced an existing supply agreement between the companies which had been in place since 1988. Under the terms of the agreement, DuPont Merck relies upon the Company as the primary distribution channel for its radiopharmaceutical products in the United States.

In connection with this agreement, the Company established a reserve for alliance development costs of $4,500 during the year ended December 31, 1993. Included in these charges were $2,800 of costs related to launch and implementation of the strategic alliance program, $1,100 of employee-related expenses associated with the consolidation, relocation and reorganization of certain sales and service operations and $600 for incremental accounting, legal and regulatory fees. Accrued alliance development costs of $4,066 at December 31, 1993 were fully utilized in 1994 as the strategic alliance was implemented.

NOTE SEVEN - Line of Credit

At December 31, 1995, the Company had an unsecured line of credit for short-term borrowings aggregating $20,000, bearing interest at the bank's reference rate (8.5 percent at December 31, 1995) and expiring on May 1, 1997. The availability of this line of credit at December 31, 1995, has been reduced by $2,427 as a result of standby letters of credit. To maintain this line of credit, the Company is required to pay a quarterly commitment fee of 1/8 of one percent per annum on the unused portion. There were no amounts outstanding under the line of credit at December 31, 1995.

The line of credit agreement contains covenants that include requirements to maintain certain financial covenants and ratios (including minimum quick ratio, cash flow ratio and tangible net worth) and limitations on payments of dividends, new borrowings and purchases of its stock. At December 31, 1995, the Company was in compliance with these covenants.

NOTE EIGHT - Long-Term Debt

The Company's long-term debt was as follows:

                                                                              December 31,    December 31,
                                                                                      1995           1994
____________________________________________________________________________________________________________

Capital lease obligations, payable in varying installments through 1999, with
      interest rates ranging from 10.5% to 12%                                      $1,446         $1,742
Notes payable, unsecured, payable in installments through 1999, with effective
      interest rates ranging from 6% to 12.75%                                       1,529          2,054
Notes payable, unsecured, payable in installments through 1997 with a floating interest rate of either the lower of prime, LIBOR plus 1.0% (6.63% at
      December 31, 1995)                                                             2,998          1,934
Notes payable, secured, payable in installments through 2000 with a non-interest bearing rate, net of unamortized discount at 6% of $149 and
      $222 at December 31, 1995 and 1994, respectively                               1,451          1,577
____________________________________________________________________________________________________________
                                                                                     7,424          7,307
Less current maturities of long-term debt                                            2,224          2,153
____________________________________________________________________________________________________________
Long-term debt, net of current maturities                                           $5,200         $5,154
============================================================================================================


At December 31, 1995, long-term debt maturing over the next five years is as follows: 1996, $2,224; 1997, $2,042; 1998, $2,163; 1999 $663; 2000,
$332 and none thereafter.

Interest paid was $666, $694 and $725 for the years ended December 31, 1995, 1994 and 1993 (unaudited), $268 for the seven months ended December 31, 1993, and $601 for the year ended May 31, 1993.

NOTE NINE - Income Taxes

As discussed in Note 1, the Company adopted Statement 109 as of June 1, 1993. The cumulative effect of this change in method of accounting of $1,020 was determined as of June 1, 1993, and is reported separately in the consolidated statement of income for the seven month period ended December 31, 1993. Prior years' financial statements were not restated to apply the provisions of Statement 109. Total income tax expense for the years ended December 31, 1995 and 1994 was allocated as follows:



                                                                    Twelve Months Ended
                                                                        December 31,
                                                                      1995         1994
_________________________________________________________________________________________

Income from continuing operations                                   $3,113        $ 872
Stockholders' equity for compensation expenses for tax purposes
      in excess of amounts recognized for financial reporting          (61)        (895)
_________________________________________________________________________________________
                                                                    $3,052        $ (23)
=========================================================================================

Income tax expense (benefit) attributable to income from continuing operations consisted of:

                                                           Seven
                                                          Months      Twelve
                                               Twelve      Ended      Months
                                         Months Ended   December       Ended
                                          December 31,       31,      May 31,
                        1995       1994         1993        1993        1993
_____________________________________________________________________________
                                           (unaudited)
Current:
      Federal         $3,700      $1,329      $3,859      $  717      $6,411
      State              724         127         583          48       1,240
_____________________________________________________________________________
                       4,424       1,456       4,442         765       7,651
Deferred:
      Federal         (1,207)       (505)       (156)        241        (800)
      State             (104)        (79)         85          84        (148)
_____________________________________________________________________________
                      (1,311)       (584)        (71)        325        (948)
_____________________________________________________________________________
                      $3,113      $  872      $4,371      $1,090      $6,703
=============================================================================

The amounts differed from the amounts computed by applying the federal income tax rate of 35 percent (34 percent for the periods ending prior to December 31, 1993) to pretax income from continuing operations as a result of the following:

                                                                                             Seven
                                                                                            Months       Twelve
                                                                                 Twelve      Ended       Months
                                                                           Months Ended   December        Ended
                                                                           December 31,        31,       May 31,
                                                           1995       1994        1993        1993         1993
_________________________________________________________________________________________________________________
                                                                             (unaudited)
Federal income taxes at "expected" rate                 $ 2,724      $ 730      $3,851      $  971       $5,744
Increase (reduction) in income taxes resulting from:
      Tax exempt interest                                  (117)       (92)        (50)        (29)         (45)
      Amortization of intangible assets                     143        143         146          84          139
      State taxes, net of Federal benefits                  403         31         434          86          721
      Utilization of general business credits                 -          -         (10)        (10)           -
      Other                                                 (40)        60           -         (12)         144
_________________________________________________________________________________________________________________
                                                        $ 3,113      $ 872      $4,371      $1,090       $6,703
=================================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994, are presented below:

                                                                                    December 31,  December 31,
                                                                                           1995          1994
_______________________________________________________________________________________________________________
Deferred tax assets:
      Compensated absences, principally due to accrual for financial
        reporting purposes                                                               $1,127        $  873
      Accounts receivable, due to allowance for doubtful accounts                           439           420
      Accrued liabilities, primarily due to self-insurance accrual for
        financial reporting purposes                                                        544           712
      Deferred compensation, primarily due to accrual for financial reporting purposes      973           796
      Deferred subsidiary start-up expenses                                                 267           178
      Other                                                                                 343           137
_______________________________________________________________________________________________________________
            Total gross deferred tax assets                                               3,693         3,116

Deferred tax liabilities:
      Plant and equipment, principally due to difference in depreciation
        and lease capitalization                                                            341           653
      Other assets, principally due to difference in intangible capitalization and
        amortization for income tax and financial reporting purposes                        575         1,342
_______________________________________________________________________________________________________________
      Total gross deferred tax liabilities                                                  916         1,995
_______________________________________________________________________________________________________________
            Net deferred tax asset                                                       $2,777        $1,121
===============================================================================================================

Management has reviewed the recoverability of deferred income tax assets and has determined that it is more likely than not that the deferred tax assets will be fully realized through future taxable earnings.

Income tax payments amounted to $3,280, $539 and $6,036, for the years ended December 31, 1995, 1994 and 1993 (unaudited), $4,056 for the seven months ended December 31, 1993, and $4,753 for the year ended May 31, 1993.

NOTE TEN - Commitments

The Company leases facilities, vehicles and equipment with terms ranging from three years to 15 years. The majority of property leases contain renewal options and some have escalation clauses for increases in property taxes, Consumer Price Index and other items.

The Company leases a building and certain items of equipment under capital leases which had an approximate cost of $3,738 at December 31, 1995 and $3,744 at December 31, 1994 and 1993 and accumulated depreciation of $2,841, $2,647 and $2,357, respectively. The Company was not utilizing this building and, accordingly, sublet this building to a third party for the balance of the lease term.

Future minimum lease payments under capital leases and noncancelable operating leases with terms greater than one year and related sublease income were as follows at December 31, 1995:


                                              Capital    Operating    Sublease
                                                Lease        Lease      Income
________________________________________________________________________________
Year ending December 31,
      1996                                     $  496       $ 5,842       $307
      1997                                        496         4,309        276
      1998                                        496         3,022        194
      1999                                        248         2,090         95
      2000                                          -         1,211          -
      Thereafter                                    -         1,967          -
________________________________________________________________________________
                                               $1,736       $18,441       $872
_______________________________________________________  =======================
Less amount representing interest                (290)
_______________________________________________________
Present value of net minimum lease payments    $1,446
=======================================================

Rental expense under operating leases was $6,054, $6,575 and $5,470 for the years ended December 31, 1995, 1994 and 1993 (unaudited), $3,208 for the seven months ended December 31, 1993, and $4,861 for the year ended May 31, 1993.

NOTE ELEVEN - Stock Options and Rights

Options to purchase common stock have been granted under various plans to officers, directors and other key employees at prices equal to the fair market value at date of grant. At December 31, 1995, 407,054 shares are reserved for issuance under the various plans.

In July 1994, the Company's Board of Directors authorized Syncor to offer to its current employees holding stock options under the Syncor 1990 Master Stock Incentive Plan, the opportunity to exchange their options within a certain price range for a reduced number of option shares at the price as of the close of market on July 14, 1994.

All option holders who were employees and held unexercised option shares exercisable at prices of $9.125 or greater were offered exchange options at the price of $8.50, with the replacement option being for a lesser number of shares, in accordance with a formula approved by the Board of Directors. To further enhance the exchange program, the new options are valid for a period of ten years instead of five years with an accelerated vesting schedule. The Company canceled 831,240 option shares and reissued 675,752 option shares as a result of this exchange offer.

A summary of employee stock options is as follows:


                            Number of Shares         Price Range Per Share
_____________________________________________________________________________
Outstanding at June 1, 1992            1,948             $ 3.90  -  $26.50
Granted                                   66             $17.12  -  $23.75
Exercised                               (204)            $ 3.90  -  $21.75
Cancelled                                (50)            $ 4.15  -  $21.75
_____________________________________________________________________________
Outstanding at May 31, 1993            1,760             $ 4.75  -  $26.50
Granted                                  205             $17.12  -  $21.00
Exercised                               (164)            $ 5.28  -  $21.00
Cancelled                                (40)            $ 9.12  -  $21.75
_____________________________________________________________________________
Outstanding at December 31, 1993       1,761             $ 4.75  -  $26.50
Granted                                  973             $ 8.25  -  $23.25
Exercised                               (215)            $ 5.10  -  $21.75
Cancelled                               (882)            $ 4.80  -  $26.50
_____________________________________________________________________________
Outstanding at December 31, 1994       1,637             $ 4.75  -  $21.88
Granted                                  134             $ 7.75  -  $10.00
Exercised                                (92)            $ 5.10  -  $ 8.50
Cancelled                               (139)            $ 6.58  -  $21.00
_____________________________________________________________________________
Outstanding at December 31, 1995       1,540             $ 4.75  -  $21.88
=============================================================================
Exercisable at December 31, 1995         925             $ 4.75  -  $21.88
=============================================================================

The Company derives a tax benefit from the options exercised and sold by employees and the benefit is credited to additional paid-in capital.

In November 1989, the Company made a rights distribution of one common share purchase right on each outstanding share of common stock. When exercisable, each right will entitle its holder to buy from the Company one-fourth of a share of the Company's common stock at a price of $5 per share subject to adjustments (the "Purchase Price"). The rights expire on September 30, 1999. With certain exceptions, subject to the approval of the Board of Directors, the rights will become exercisable if a person has acquired or makes an offer, the consummation of which will result in beneficial ownership of 20 percent or more of the Company's general voting power ("Acquiring Person"). At such time (the "Distribution Date"), the rights will be evidenced by the certificates representing the common shares and will be transferred with and only with the common shares. Except for certain transactions approved by the Board of Directors, in the event: (i) the Company is acquired in a merger; (ii) 50 percent or more of its consolidated assets or earning power are sold; or (iii) any person becomes an Acquiring Person, proper provisions shall be made so that each holder of the right (other than rights beneficially owned by the Acquiring Person) receives, upon the exercise thereof at the adjusted exercise price of the right, which shall be four times the Purchase Price, that number shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the adjusted exercise price of the right.

NOTE TWELVE - Employee Benefit Plans

On July 31, 1986, the Company adopted a defined contribution 401(k) plan. The plan is open to all employees who are at least 21 years of age and have a minimum of six consecutive months of service. In 1989, the Company's Board of Directors amended the plan to an Employee Savings and Stock Ownership Plan (ESSOP) to allow the plan to acquire one million of the Company's shares through a leveraged employee stock ownership plan transaction. In June 1995, an additional 250,000 shares which were purchased during 1994 in the open market were contributed to the plan. These shares were originally classified as "treasury stock." The contribution totaled $2,313 and reflected the fair market value at the time of contribution. In connection with these transactions, the Company has guaranteed the repayment of the ESSOP loan which had an outstanding balance of $2,998 at December 31, 1995. Prior to the ESSOP transaction, participants were able to contribute one percent to ten percent of their compensation to the plan. The Company made matching contributions to 50 percent of the employees' contributions up to a maximum of four percent of the employees compensation. Matching contributions were used to purchase Company stock.

With the adoption of the ESSOP, participants may contribute one percent to fourteen percent of their compensation to 401(k) investment options and an additional two percent of their compensation to purchase Company stock. The Company may make discretionary matching contributions to 50 percent of the employees' 401(k) investment contributions of up to a maximum of four percent of the employees compensation and may make discretionary matching contributions to 100 percent of the employees Company stock purchases up to two percent of the employees' compensation.

The Company's matching contribution is made in cash and reflects the ESSOP loan payment. The number of shares of stock available to match employee contributions is directly related to the amount of principal payments made on the ESSOP loan. Once the number of available shares is determined, the Company matches the employees' contributions as described above by determining the fair market value of the available stock. The remainder of any shares not allocated after all matching is complete will be allocated to all eligible employees based on relative compensation.

Participants are fully and immediately vested in their contributions and vest in employer contributions over a five-year period of continuous employment. After five years of continuous employment, any further employer contributions are fully and immediately vested. The Company's contributions for the years ended December 31, 1995 and 1994, amounted to $1,433 and $1,165 of which $1,249 and $1,036 were used to pay down principal on the ESSOP loan and $185 and $129 to pay interest. For the seven months ended December 31, 1993 and the year ended May 31, 1993, contributions to the ESSOP amounted to $1,006 and $1,098, respectively, and were used to satisfy principal and interest obligations in those years.

NOTE THIRTEEN - Litigation and Contingencies

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

NOTE FOURTEEN - Selected Quarterly Results Of Operations

Unaudited calendar quarterly data is summarized below:



                                       March 31     June 30    Sept. 30     Dec. 31         1995
__________________________________________________________________________________________________
Net sales                               $83,001     $83,299     $81,014     $85,146     $332,460
Gross profit                            $17,837     $18,611     $18,087     $19,056     $ 73,591
Net income                              $ 1,020     $ 1,277     $ 1,243     $ 1,129     $  4,669
Net income per share                    $  0.10     $  0.12     $  0.12     $  0.11     $   0.45
Weighted average shares outstanding      10,428      10,503      10,607      10,482       10,481
==================================================================================================
Market price per share:
      High                              $  9.13     $ 11.31     $ 11.38     $ 10.13     $  11.38
      Low                               $  6.75     $  7.38     $  8.88     $  6.38     $   6.38
==================================================================================================

                                       March 31     June 30    Sept. 30     Dec. 31         1994
__________________________________________________________________________________________________
Net sales                               $74,800     $81,888     $81,625     $81,671     $319,984
Gross profit                            $18,421     $17,015     $14,996     $15,594     $ 66,026
Net income (loss)                       $ 2,090     $   744     $(1,084)    $  (537)    $  1,213
Net income (loss) per share             $  0.19     $  0.07     $ (0.10)    $ (0.05)    $   0.11
Weighted average shares outstanding      10,981      10,830      10,684      10,567       10,889
==================================================================================================
Market price per share:
      High                              $ 24.00     $ 20.50     $  9.50     $  8.75     $  24.00
      Low                               $ 24.00     $  8.50     $  6.75     $  6.75     $   6.75
==================================================================================================

Independent Auditors' Report

THE BOARD OF DIRECTORS AND STOCKHOLDERS
      SYNCOR INTERNATIONAL CORPORATION

We have audited the accompanying consolidated balance sheets of Syncor International Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1995, the seven-month period ended December 31, 1993, and the year ended May 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syncor International Corporation and Subsidiaries as of December 31, 1995 and 1994, and results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1995, the seven-month period ended December 31, 1993, and the year ended May 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company changed its method of accounting for income taxes in the seven-month period ended December 31, 1993 to adopt the provisions of the Financial Accounting Standard Board's Statement No. 109, "Accounting for Income Taxes."


KMPG Peat Marwick, LLP
Los Angeles, California
March 8, 1996

MANAGEMENT'S REPORT

The Management of Syncor International Corporation is responsible for the consolidated financial statements and all other information presented in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, therefore, included in the consolidated financial statements are certain amounts based on management's informed estimates and judgments. Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been examined by Syncor International Corporation's independent certified public accountants and have been reviewed by the Audit Committee of the Board of Directors.

CORPORATE INFORMATION

BOARD OF DIRECTORS
__________________

Monty Fu,
Chairman of the Board
Director Since 1985

Gene R. McGrevin,
Vice Chairman and
Chief Executive Officer
Director since 1989

Robert G. Funari,
President and
Chief Operating Officer
Director since 1995

George S. Oki,
Chairman of the Board
Meta Information Services, Inc.
Director since 1985

Arnold E. Spangler,
Managing Director,
Mancuso & Company
Director since 1985

Steven B. Gerber, MD,
Senior Vice President,
Oppenheimer & Co.
Director since 1990

Henry N. Wagner, Jr., MD,
Professor of Medicine and
Director of Nuclear Medicine
The John Hopkins Medical Institutions
Director since 1992

Gail R. Wilensky, PhD,
Senior Fellow, Project HOPE,
former HCFA Administrator and
Deputy Assistant to President Bush
Director since 1993

OFFICERS
________

Monty Fu,
Chairman of the Board

Gene R. McGrevin,
Vice Chairman and Chief Executive Officer

Robert G. Funari,
President and Chief Operating Officer

Michael E. Mikity,
Vice President and Chief Financial Officer

Jack L. Coffey,
Vice President, Eastern Field Operations

Sheila H. Coop,
Vice President, Human Resources

Haig S. Bagerdjian,
Vice President, Secretary and General Counsel

Charles A. Smith,
Vice President, Corporate Development

SHAREHOLDER INFORMATION
_______________________

Inquiries:
Shareholders, interested investors and investment professionals are invited to contact the Company for further information throughout the year.

The Company also has available a news-on-demand service whereby individuals can obtain information via facsimile. Individuals may call
(800) 546-8172 to obtain press releases and other related information via facsimile.

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held at 1:00 pm, Tuesday, June 26, 1996 at the Warner Center Marriott Hotel, 21800 Oxnard Street, Woodland Hills, California 91367. Shareholders of record on April 29, 1996 are invited to attend and vote at that meeting.

Form 10-K:
To receive a copy of the Company's Annual Report or form 10-K filed with the Securities and Exchange Commission, contact the Corporate
Headquarters, Syncor International Corporation, Attn: Investor Relations Department, 20001 Prairie Street, Chatsworth, California 91311.

Independent Auditors:
KPMG Peat Marwick LLP, 725 South Figueroa Street, Los Angeles, California
90017.

Stock Data:
The Company's common stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol SCOR.

Transfer Agent and Registrar:
Stockholders wishing to report a change of address may forward details, including both the old and new addresses to:
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10015
(212) 936-5100

Stock Market Information:
Stock price quotations are printed daily in major newspapers, including the Wall Street Journal As of March 29, 1996, there were 10,412,509 shares of common stock outstanding. Shareholders of record at that date amounted to 1,422. The Company has not paid cash dividends on its stock and has no current intention of paying cash dividends in the foreseeable future.

Back Cover: Photo of President, Chairman, and Vice Chairman with a Map of the World