Form 10-K/A, Exhibit 13
SYNCOR INTERNATIONAL CORP /DE/
filed 1998-04-14
CIK 202763

outside front cover:
Nuclear Medicine Image of a Human Heart

SYNCOR INTERNATIONAL CORPORATION 1997 ANNUAL REPORT

A RAPIDLY EXPANDING RADIOPHARMACY
AND MEDICAL IMAGING SERVICES COMPANY

inside front cover:

CORPORATE PROFILE
      Syncor International Corporation is the leading provider of radiopharmaceuticals and comprehensive value-added specialized pharmacy services. In addition, Syncor has recently diversified to become one of the nation's leading providers of outpatient medical imaging services.
      Through its core specialized pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals - in patient-specific unit-dose and multi-dose form - for diagnostic and therapeutic use by hospitals and clinics. Syncor distributes these time-critical products through an integrated network of strategically located nuclear pharmacies: 119 domestic and 13 international. This network provides both diagnostic and information management services and currently serves more than 7,000 customers. Syncor pioneered the outsourcing of radiopharmacy services in 1974 and has the potential to serve more than 80 percent of the domestic nuclear medicine market.
      In 1997 Syncor entered the $60 billion medical imaging services market through a joint venture to establish 10 "open MRI" (magnetic resonance imaging) centers in selected U.S. cities. In addition, as a result of transactions completed in early 1998, Syncor will own or manage an additional 35 medical imaging centers in 12 states and Puerto Rico.
      Last year Syncor also became a specialized radiopharmaceutical manufacturer through the acquisition of a business that produces Iodine-123 capsules used in the diagnosis of thyroid disorders.

Syncor in 1997
A $381 million single-business enterprise.

SYNCOR'S COMMITMENT TO STOCKHOLDERS
      Management is committed to enhancing Syncor's stockholder value by doubling earnings per share over the next four years. Our objective is to profitably grow Syncor from a $381 million single-business enterprise to a $600 million multi-business corporation.

Syncor in 2001
A $600 million multi-business corporation with two-thirds of sales generated by radiopharmacy services and one-third by new businesses such as medical imaging services.

Projected Business Composition

Radiopharmaceutical (two-thirds)

Medical Imaging and Manufacturing (one-third)

SYNCOR'S MISSION
      Syncor will be the undisputed worldwide leader in providing comprehensive imaging, specialized pharmacy and management services to the healthcare community.







TABLE OF CONTENTS
Financial Highlights  3
Letter to Stockholders  4
Core Business Strategy  6
New Business Strategy  8
International Business Strategy  10
Financial Information  12

FINANCIAL HIGHLIGHTS


                                                Year Ended  Year Ended  Year
Ended
                                                December 31 December 31
December 31
(In thousands, except per share data)                        1997         1996
        1995
______________________________________________________________________________
_______________
Net sales                                                $380,563     $366,447
    $331,435

Net income - continuing operations                         10,032        6,900
       4,984

Net income per basic share - continuing operations           1.00         0.66
        0.48

Net income per diluted share - continuing operations         0.98         0.65
        0.48

Cash, cash equivalents and marketable securities        $  29,301    $  27,711
   $  26,559

Cash generated by operations                            $  21,034    $  15,021
   $  15,415

Net Sales
In Millions of Dollars
_________________________
Syncor has started from 320 in 1994 and gone up to 381 by 1997

Net Income - Continuing Operations
In thousands of Dollars
________________________________________
Syncor has started from 1,800 in 1994 and gone up to over 10,032 by 1997

Earnings Per Diluted Share Continuing Operations
In Dollars
___________________________________________
Syncor has started from $.16 in 1994 and gone up to $.98 by 1997

MANAGEMENT'S COMMITMENT TO PERFORMANCE

TO OUR STOCKHOLDERS
      Since 1996, Syncor has been pursuing two growth objectives. The first objective calls for the continued strengthening of our position as the industry's leading provider of radiopharmacy services. The second objective involves expanding syncor's role in healthcare services, including specialized pharmacy services and medical imaging.
      We are delighted to report substantial progress on both objectives during 1997. Due to many profit improvement programs instituted in both 1996 and 1997, we improved our operating results. Our efforts were rewarded as profitability from the radiopharmacy operations continued to improve substantially. Earnings from continuing operations (composed primarily of radiopharmacy operations), increased 45 percent to $10 million. Net income increased by 139 percent to $11.1 million, or $1.08 per diluted share, compared to $4.6 million, or $.44 per diluted share, in 1996. Syncor's gross margin as a percent of sales rose to 23.7 percent in 1997 from 21.9 percent in 1996. As for new business, Syncor entered the medical imaging services field and has already become, through a series of recent acquisitions, one of the leaders in this field.
      We are expanding into medical imaging because this is a rapidly changing area in which we can leverage Syncor's existing strengths, competencies, and experience to considerable advantage. By investing in new businesses such as medical imaging as well as strengthening and expanding the core radiopharmacy services business, we intend to build Syncor into a $600 million company and double earnings per share within the next four years.

Our Alignment with Stockholder Interests
      Employees are also committed to Syncor's growth and stockholder value-building objectives. Through an ESSOP plan introduced in 1989, approximately 75 percent of our approximately 2,300-employee work force owns shares of Syncor stock. Additionally, a significant portion of the compensation for the management team and key employees is linked to Syncor's financial performance.

Preserving Our Values
      As a company in the process of transition from a single-business enterprise to a corporation with multiple business interests, Syncor is clearly undergoing change. At the same time, there are two fundamental values we are committed to preserving.
      The first of these values is our dedication to customer service. We are a health-care service organization that has achieved a leadership position through our demonstrated ability to partner with customers in meeting the needs of physicians and the patients they serve.

      CORPORATE STRENGTHS:

*     Syncor is the nation's
      leading distributor of
      radiopharmaceuticals.

*     Syncor is a customer-focused
      enterprise with a tradition of
      operational excellence and
      innovation.

*     Syncor is a financially strong
      company with ample resources
      for aggressive expansion and
      diversification.

*     Syncor is well-positioned for
      growth

      The other fundamental value is our commitment to innovation. Syncor revolutionized nuclear medicine when it introduced the concept of outsourcing the compounding and distribution of radiopharmaceuticals in the early 1970s. Since that time, Syncor has maintained its leadership position not only by enlarging its distribution network and the range of products and services offered but also by continuing to innovate. Since 1995, Syncor has been setting new industry standards for radiopharmaceutical management information and materials handling systems. We also recognize the importance of anticipating and adapting to the changing needs of our customers. As the pace of consolidation in the health-care environment accelerates, Syncor will be seeking ways to deliver greater value to our customers through more creative partnering arrangements.
      We are committed to the achievement of our financial goals and to maintaining the strength of Syncor's balance sheet, while at the same time preserving Syncor's values and the excellent relationships the Company has established with customers, suppliers, employees and stockholders.
      We thank you for your continued support. We look forward to updating you on our progress toward our strategic growth objectives and the stockholder value-building goals we aim to attain by 2001.


/s/ Monty Fu
_________________________
Monty Fu
Chairman of the Board


/s/ Robert G. Funari
__________________________
Robert G. Funari
President and Chief Executive Officer

CORE BUSINESS STRATEGY:

ACHIEVING UNDISPUTED LEADERSHIP
      Achieving undisputed leadership in radiopharmacy services is the first of Syncor's two strategies for growth. Our approach to meeting this objective is to build on our existing relationships with major customers, enlarge our role in nuclear medicine, differentiate ourselves through new products and innovative services, upgrade our information technology capabilities, and expand our operations geographically.
      Syncor is well positioned to meet the needs of large national health systems and provider groups. Contracts with national health-care groups represent approximately 50 percent of Syncor's net sales.
      As health-care organizations redesign the way they provide care and place increasing emphasis on outsourcing, Syncor intends to enlarge its role in nuclear medicine by offering a wider range of products and services. Though nuclear medicine today is primarily a diagnostic imaging modality, Syncor believes that the potential for additional therapeutic applications is large and we are aggressively seeking opportunities to distribute new therapeutic radiopharmaceutical products. For example, as a result of a 1997 distribution agreement, Syncor is now distributing Quadramet(R), a drug used to relieve bone pain in cancer patients and one of three new oncology products that Syncor began offering in 1997. Syncor is the nation's premier provider of oncology nuclear medicine products and has been the industry's leading provider of radiopharmaceuticals used in cardiology since 1974.
      Syncor also differentiates itself through innovative services. In 1995, the Company introduced the SECURE(TM) Safety Insert System, a unique product delivery system that eliminates the biohazards associated with the handling of radiopharmaceutical injection devices. In June 1997, Syncor introduced a family of proprietary radiopharmaceutical delivery systems, the "Pigs" (Piglet(TM), Piglet2(TM) and PETPig(TM)) that sets new standards for the safe transport and handling of radioactive substances. The "Pigs" are tungsten containers that weigh considerably less than current lead containers while providing enhanced radiation shielding for our pharmacy personnel and customers.
      Syncor is also an innovator in the area of nuclear medicine department management information systems. More than 1,300 U.S. hospitals and clinics utilize the Company's proprietary NucLink(TM), Unit Dose Manager(TM), or Windows-based SYNtrac(TM) systems for monitoring and managing departmental functions. During 1997, Syncor also invested substantially in software to streamline internal administrative tasks and enable the Company to meet both current and future customer needs for fast and reliable service.
      The focus of Syncor's geographic expansion in the radiopharmacy services market is international. Please see page 10 for an overview of the Company's activities overseas.


      STRENGTHS FOR CORE
      BUSINESS GROWTH:

*     Excellent relationships with the
      NATION'S LEADING MANAGED-CARE AND
      GROUP PURCHASING ORGANIZATIONS

*     EXCELLENT SUPPLIER RELATIONSHIPS,
      GIVING SYNCOR ONE OF THE INDUS-
      TRY'S BROADEST ARRAYS OF RADIO-
      PHARMACEUTICAL PRODUCTS

*     SINGULAR STATUS AS THE ORIGINATOR
      AND MOST SUCCESSFUL OPERATOR OF
      STAND-ALONE RADIOPHARMACIES.

*     TRACK RECORD AS AN INNOVATOR AND
      STANDARD-SETTER IN THE INDUSTRY'S
      MOST HEAVILY REGULATED ENVIRONMENT.

PHOTO TO COME


Syncor's Radiopharmacy Locations in The United States

NEW BUSINESS STRATEGY:

EXPANDING OUR ROLE IN HEALTHCARE SERVICES
      Expansion of Syncor's role in healthcare services is the second component of the Company's two-part strategy for growth. Syncor's objective is to have new businesses - that is, businesses outside the realm of radiopharmacy services - generating at least one-third of corporate revenue by the year 2001.
      Syncor's initial step toward this objective was taken early in 1997 with the formation of Syncor Diagnostics, LLC, a joint venture with National Diagnostic Services, Inc. (NDS), to establish a network of 10 magnetic resonance imaging (MRI) centers across the U.S. The first of these outpatient centers, which feature a new, less-confining and less costly "open MRI" technology, began operating in September in Laguna Hills, California. Syncor expects to have all 10 centers open by the end of the third quarter of 1998.
      Based on the experience Syncor gained in the Syncor Diagnostics, LLC venture, we determined that the medical imaging field holds tremendous opportunities for new business growth through leveraging and building on the Company's existing strengths and unique competencies. In 1997, more than $60 billion was spent in the U.S. on medical imaging services. As the demand for medical imaging continues to grow, health plans, managed care companies, health maintenance organizations and hospitals are seeking external providers who can offer a comprehensive set of medical imaging modalities much as Syncor's radiopharmacies offer a full complement of nuclear medicine products and services.
      In January 1998, we accelerated Syncor's expansion into the medical imaging field with three acquisitions. Upon closing of these transactions, Syncor will own or manage an additional 35 medical imaging centers in 12 states and Puerto Rico and will be one of the nation's leading providers of medical imaging services.
      The expansion of Syncor's role in medical imaging will also build on the Company's existing strengths and relationships. These strengths include Syncor's track record in operating a nationwide network of radiopharmacies, its reputation for quality customer service, and its considerable financial, managerial, and information technology resources. Syncor's relationships include contracts with the nation's leading managed-care and group purchasing organizations as well as its day-to-day interactions with radiology departments from coast to coast.

      UNIQUE COMPETENCIES:

*     Unequalled time-critical product
      distribution skills.

*     Unmatched experience in providing
      consistent, reliable ancillary
      services to medical institutions
      on a national basis.

*     Unsurpassed ability to improve
      quality and consistency of ser-
      vice while reducing costs by
      eliminating duplication and
      waste.

*     Unparalleled record of meeting
      and surpassing regulatory
      requirements for the handling
      of biohazardous materials.

PHOTO AND CAPTION TO COME

INTERNATIONAL BUSINESS STRATEGY:

LAYING THE FOUNDATION FOR FUTURE GROWTH
      The preceding pages focused on the steps Syncor is taking in order to become a $600 million company by 2001. This section highlights what Syncor is doing to ensure that this initial wave of rapid growth will be followed by another wave of equal - if not greater - scope and significance.
      Because more than half of the world's nuclear medicine market lies outside the U.S., and is, for the most part, currently underserved, Syncor's greatest growth after 2001 is expected to come from international operations. The percentage of Syncor's business that will be international in the first decade of the 21st century will depend largely on the Company's success in converting overseas customers from buying radiopharmaceuticals in multi-dose form to adopting our more accurate, convenient, cost-effective - and higher margin - unit-dose approach.
      Syncor is currently building foundations for the establishment of businesses in relatively underdeveloped international health-care services markets. Led by Syncor founder and chairman Monty Fu, this effort is analogous to what the company did in the U.S. in the 1970s when it introduced the advantages of purchasing prepared radiopharmaceuticals from a centralized external supplier to domestic hospitals, clinics and national health-care systems.
      At December 31, 1997, Syncor's international radiopharmacy network was comprised of 13 pharmacy service centers, four of which were established during the year. Syncor's pharmacy service centers are located in Puerto Rico, South Africa, Mexico and six Pacific Rim countries, with the highest concentration in Asia. We believe that the radiopharmacy model Syncor introduced in these countries has applicability to other parts of the world. Through strategic partnering arrangements, we plan to expand into Europe and further into Asia and Latin America during 1998. By the end of the year, Syncor intends to have a total of 20 international pharmacy service centers on six continents.
      The pace of the Company's overseas development is dictated by the relative maturity of the targeted markets and the strength of our business connections in those regions. In Taiwan, which has one of Asia's most advanced health-care communities, Syncor is now profitably operating three radiopharmacies and has begun to expand into other types of medical services. For example, we are currently managing an in-house nuclear medicine department on behalf of a major hospital. Starting in 1999, Syncor will also be operating a cyclotron facility owned by another large Taiwanese hospital. This facility will be used to produce isotopes employed in positron emission tomography
(PET), a highly accurate diagnostic imaging technology.
      In addition to this expansion of Syncor's management service capabilities, we are also exploring avenues for promoting the Company's new medical imaging services business outside of the U.S. Among the more promising of these activities is selling nonnuclear medical imaging devices as well as cyclotrons and nuclear medicine cameras in selected overseas markets. The new roles that Syncor is playing abroad are not only laying a foundation for future international business but also providing valuable insight into ways in which we might best broaden the range of services the Company offers to customers at home.

PHOTO, CAPTION AND MAP TO COME

SELECTED FINANCIAL DATA


                                                                Twelve months
ended December 31
(In thousands except per share data)                 1997       1996
1995       1994       1993

_______________________________________________________
Net Sales                                        $380,563   $366,447
$331,435   $319,193   $241,289

Gross profit                                       90,165     80,193
73,626     66,186     78,926

Income (loss):
      Continuing operations                       10,032      6,900      4,984
    1,390      6,633

      Discontinued operations, net of taxes        1,063     (2,264)
(315)      (177)       120

      Cumulative effect of accounting change           -          -          -
        -      1,020

      Net income                                  11,095      4,636      4,669
    1,213      7,773

=======================================================
Earnings (loss) per basic share:
      Continuing operations                         1.00        .66        .48
      .13        .65
      Discontinued operations, net of taxes          .11       (.22)
(.03)      (.02)       .01
      Cumulative effect of Accounting change           -          -          -
        -        .10
      Net income per basic share                  $ 1.11      $ .44      $ .45
    $ .11      $ .76

=======================================================

Earnings (loss) per diluted share:
      Continuing operations                          .98       0.65       0.48
     0.13       0.62

      Discontinued operations, net of taxes         0.10      (0.21)
(0.03)     (0.02)      0.01

      Cumulative effect of accounting change          -         -           -
        -       0.10

      Net income                                    1.08       0.44       0.45
     0.11       0.73

=======================================================

Cash, cash equivalents and marketable securities   29,301     27,711
26,559     19,201     18,700

Working capital                                    34,582     35,515
34,286     26,616     27,121

Total assets                                      164,563    145,563
133,680    128,684    114,586

Long-term debt                                     17,332      7,595
5,200      5,154      6,837

Stockholders' equity                               87,367     78,532
78,262     73,850     71,181

Weighted average shares outstanding:
      Basic                                        9,998     10,424     10,341
   10,507     10,169
      Diluted                                     10,282     10,629     10,481
   10,507     10,697

Current ratio                                        1.60       1.62
1.69       1.54       1.74

=======================================================

Number of domestic radiopharmacies                    119        121
118        117        109

Days sales outstanding                                 51         50
55         55         52

=======================================================
/TABLE

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
CALENDAR YEARS 1997 AND 1996

NET SALES
      Consolidated net sales in 1997 totaled $380.6 million, an increase of
3.9 percent or $14.2 million over the 1996 results. Syncor International Corporation's 1997 net sales were affected by a number of conflicting factors. The primary driving force behind the sales growth is the expansion of the cardiology-imaging market. Growth in this segment is due to a combination of several products and is currently estimated to be expanding at an annual rate of approximately 14 percent. The principal cardiology-imaging agent continues to be DuPont Merck's cardiology product, Cardiolite(R), for which Syncor has exclusive distribution rights. A competing radiopharmaceutical manufacturer/distributor is currently marketing a rival product to Cardiolite(R). This new product was introduced in 1996 and continues to gain some market share, currently estimated at 12 percent of the total perfusion market. During the current year, another generic cardiology product (also distributed by the Company and available through a variety of sources) experienced sharp declines as customers switched to the newer generic agent. Pricing for all cardiology agents, with the exception of the one generic product that experienced a significant decline, has been steady. When all of the above factors are combined, the Company recorded an annual gain in overall cardiology sales of approximately 8.2 percent. Cardiology sales currently constitute approximately 65 percent of the Company's annual net sales. Syncor expects the trends discussed above to continue. Sales on non-cardiology products continue to be relatively flat.
      In 1997, Syncor announced the loss, through the process of competitive bidding, of a contract to supply products to a large hospital buying group. The annual revenues associated with this buying group were estimated to be in the range of $60 million to $65 million. The Company initiated certain steps to minimize the impact of this contract loss. During 1997, Syncor was successful in reducing the potential sales loss associated with the lost contract to less than $8 million, with estimated lost pre-tax profits of $1.6 million. Potential lost sales in 1998 from this contract are estimated to be $15 million, with a range of lost pre-tax profits of $2.5 million to $3.5 million. The Company continues to implement steps to minimize the long-term impact on revenues and profits from the lost contract.
      The outlook for 1998 remains positive, as Syncor expects to post net revenue gains from its radiopharmaceutical business.

GROSS MARGIN
      Syncor's gross margin increased in 1997 to $90.2 million, an increase of
12.4 percent when compared to 1996. As a percentage of net sales, gross profit increased to 23.7 percent, compared to 21.9 percent in 1996. The increase in gross profit was mainly the result of a reduction in certain material acquisition costs. In 1997, the Company announced the re-negotiation of a contract for materials acquisition from one of its principal suppliers. The contract contained certain volume commitments plus an increased period of time in which the Company would continue to utilize the supplier on a sole-source basis. In exchange for these commitments, the Company received favorable pricing on some of the generic products distributed by the supplier. Many of these provisions expired in December 1997; however, marketplace economics have dictated that these pricing levels remain in effect in 1998.
      Partially offsetting the reduction in materials acquisition costs were higher-than-expected labor costs in the core business. Increased labor costs were being driven by shortages in key positions and market economics that were not fully offset by sale price increases. In addition, Syncor instituted a pilot program which provided for incentive bonuses if certain key business goals were reached. The Company believes that the program was successful and will be expanding it beyond the original pilot group in 1998. Labor costs in 1998 have been targeted for increased focus in order to ensure optimal utilization of resources. The goal will be to contain labor costs at the 1997 level in the core business.

OPERATING, SELLING AND ADMINISTRATIVE COSTS
      Operating, selling and administrative expenses increased $6.1 million in 1997 as compared to 1996, and as a percentage of 1997 net sales to 17.7 percent compared to 16.7 percent in 1996. Operating expenses increased due to a number of reasons, including the acquisition of a manufacturing facility, the start-up and operation of the medical imaging business, the expansion of the international radiopharmacy business, and severance costs associated with the reorganization of certain aspects of the core business. Other expense increases were due to the conversion of the Company's financial systems, expansion of the information technology infrastructure, continued investment in re-engineering certain critical business practices, and spending on programs that focus on the long-term competitiveness of the Company.
      Syncor expects the increased level of expenditures in these areas to continue as the diagnostic imaging business is expanded, new systems are implemented as a result of our re-engineering efforts, field systems are upgraded, and expansion continues in the international marketplace.

DEPRECIATION AND AMORTIZATION
      Depreciation and amortization in 1997 decreased to $9.9 million from $10.4 million in 1996. The decrease is due to capitalized start-up costs, consulting and non-compete agreements originating prior to 1997 and becoming fully amortized during the year.

PROVISION FOR INCOME TAXES
      The provision for income taxes as a percentage of income from continuing operations before taxes increased to 41 percent in 1997 from 39 percent in 1996. The increase in the effective tax rate is due to an increase in non-tax deductible expenses as a percentage of pre-tax income.

DISCONTINUED OPERATIONS
      On May 6, 1997, the Company completed the sale of its interest in P.E.T.Net(TM) Pharmaceutical Services(TM), LLC ("P.E.T.Net") to PETNet Partners, LLC, an affiliate of the Company's former joint venture partner CTI, Inc. Consideration received included a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Additionally, Syncor is the preferred distributor of positron emission tomography isotopes for all existing and future P.E.T.Net sites and has exclusive distribution rights for cyclotrons, manufactured by CTI, Inc., in Taiwan for two years. All costs associated with the Company's operation and disposal of its interest in P.E.T.Net from December 31, 1996 to the sale date were included in the results of operations for 1996. The Company recorded a gain on sale of the discontinued operations of approximately $1.1 million, net of taxes of $0.7 million, during 1997.

RESULTS OF OPERATIONS
CALENDAR YEARS 1996 AND 1995

NET SALES
      Consolidated net sales in 1996 totaled $366.4 million, an increase of
10.6 percent or $35.0 million, over 1995. Continued growth in the cardiology market was the primary reason for the Company's overall growth in sales. This growth came from several sources, including same store growth, the opening of new facilities, sub-licensing of cardiology products to other distributors, and the Company's success in achieving price increases on technetium-based cardiology products. In addition, the Company enjoyed price stability through 1996. At the same time, the Company began to experience some erosion of its market share in the cardiology market through the introduction of a competing cardiology product that was manufactured and distributed by a competing radiopharmaceutical distributor. While the Company expected this erosion to continue, it also expected the overall growth in the cardiology market to more than offset the erosion of its share. Sales from cardiology products accounted for approximately 62 percent and 64 percent of the Company's sales for 1996 and 1995, respectively.

GROSS PROFIT
      The Company's gross profit in 1996 increased to $80.2 million, an increase of 8.9 percent when compared to 1995. As a percentage of net sales however gross profit declined slightly to 21.9 percent in 1996 compared to
22.2 percent in 1995. This decline was primarily attributable to a number of factors including flatter sales in the second half of the year which reduced material utilization, some increases in material acquisition costs from our suppliers and to a smaller extent below average performance of an acquired pharmacy chain. In addition, the Company also experienced an increase in core business labor costs. The total of these cost increases were unable to be absorbed through price increases to our customers. The Company took steps to reduce material acquisition costs, and reviewed its operating procedures to ensure optimal business practices in all its pharmacy operations.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES
      Operating, selling and administrative expenses increased $5.8 million in 1996 compared to 1995 and as a percent of net sales remained constant at 16.7 percent for both 1996 and 1995. The dollar increase resulted from a number of sources including costs associated with the resignation of the Company's former Vice Chairman and Chief Executive Officer in July 1996, relocation costs for the corporate headquarters, new radiopharmacy start-up costs and expenses associated with the Company's core business improvement program.
      The Company made significant investments in new business opportunities which are aimed at increasing its long-term competitiveness. These opportunities included continued domestic and international expansion, the re-engineering of critical business practices and associated information systems, backwards integration into the manufacturing of certain radiopharmaceuticals, and investment in new imaging businesses. The increased operating, selling and administrative expenses reflect the investments required for these opportunities. The Company expects to continue the increased level of expenditures in the operating, selling and administrative expense categories for the next two years in the areas of re-engineering opportunities, backward integration into manufacturing, and expansion.

DEPRECIATION AND AMORTIZATION
      Depreciation and amortization in 1996 decreased to $10.4 million from $10.7 million in 1995. The decrease was due to capitalized start-up costs, consulting and non-compete agreements originating prior to 1996 and becoming fully amortized during the year.

PROVISION FOR INCOME TAXES
      The provision for income taxes as a percentage of income from continuing operations before taxes decreased to 39 percent in 1996 from 40 percent in 1995. The decrease in the effective tax rate was due to a reduction in non-tax deductible expenses as a percentage of pre-tax income.

DISCONTINUED OPERATIONS
      The Company entered into an agreement on March 18, 1997 with PETNet Partners, LLC, an affiliate of the Company's former joint venture partner CTI, Inc. which provided for the sale of the Company's interest in P.E.T.Net(TM) Pharmaceutical Services(TM), LLC ("P.E.T.Net"). PETNet Partners, LLC purchased the Company's interest and assumed all liabilities of the venture for a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Additionally, as a part of this agreement Syncor became the preferred distributor of positron emission tomography isotopes for all existing and future P.E.T.Net sites and has exclusive distribution rights for cyclotrons, manufactured by CTI, Inc., in Taiwan for two years. All costs associated with the Company's operation and disposal of its interest in P.E.T.Net from December 31, 1996 to the sale date have been included in the results of operations for the year.

LIQUIDITY AND CAPITAL RESOURCES
      In 1997, total cash and investments, which includes cash and cash equivalents and short and long-term investments, increased to $29.3 million from $27.7 million at December 31, 1996. The Company's total debt position of $21.3 million was $11.4 million higher than the total debt position at December 31, 1996. The increase in debt is the result of a term loan in the amount of $6.5 million to finance the acquisition of Golden Pharmaceuticals, $3.4 million for MRI imaging equipment associated with its Syncor Diagnostics LLC joint venture and a $3.6 million ESSOP loan. Working capital decreased by $0.9 million to $34.6 million at December 31, 1997, compared to $35.5 million at December 31, 1996. Days sales outstanding on accounts receivable increased to 51 days at December 31, 1997, compared to 50 days at December 31, 1996.
      The Company's core business is not capital intensive and as new products become available, the capital requirements to accommodate these products will be minimal. However, the Company is making a significant investment in its nuclear pharmacy business both within the United States and internationally. Additionally, in early 1998, the Company acquired new businesses in the field of medical diagnostic imaging (See Note 14 in the Notes to Consolidated Financial Statements). The field of medical imaging is more capital intensive than the Company's core radiopharmacy business and an increase in capital expenditures is anticipated as a result of this new business opportunity.
      The Company believes sufficient internal and external capital sources exist to fund operations and expansion. At December 31, 1997, the Company had unused lines of credit of approximately $18.1 million to fund short-term needs. On January 5, 1998, a new credit line facility became effective in the amount of $75 million. This new credit line will be used to fund working capital and acquisitions.

YEAR 2000
      The Company has developed a plan to address issues related to the impact on its computer systems of the year 2000. Financial and operational systems have been assessed and plans have been developed to address systems modification requirements. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operation or cash flows.

NEW ACCOUNTING STANDARDS
      In June 1997, SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information" were issued and are effective for periods beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting comprehensive income and its components. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. These standards increase disclosure in the financial statements, and will have no impact on the Company's financial position or results of operations.

SAFE HARBOR STATEMENT
Statements which are not historical facts, including statements about our confidence, strategies and expectations, opportunities, industry and market growth, demand and acceptance of new and existing products, and return on investments are forward looking statements that involve risks and uncertainties, including without limitation, the effect of general economic and market conditions, supply and demand for our products, competitor pricing, maintenance of our current market position and other factors. Given these uncertainties, undue reliance should not be placed on such forward looking statements.

CONSOLIDATED BALANCE SHEETS

                                                     December 31     December
31
(In thousands except per share data)                        1997
1996
______________________________________________________________________________
___
ASSETS
Current Assets:
      Cash and cash equivalents                       $  25,538       $
25,214
      Short-term investments                              2,583
1,258
      Accounts receivable, less allowances for
            doubtful accounts of $1,040 and $911,
            respectively                                 54,972
51,964
      Inventory                                           5,574
7,827
      Net assets of discontinued operations                   -
1,198
      Prepaids and other current assets                   3,913
5,519
                                                ___________________________
            Total current assets                         92,580
92,980

Marketable investment securities                           1,180
1,239
Property and equipment, net                               28,870
21,532
Excess of purchase price over net assets acquired,
      net of accumulated amortization of
      $5,354 and $4,783, respectively                    14,319
14,207
Other                                                     27,614
15,605
                                                ___________________________
                                                        $164,563
$145,563
                                                ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Accounts payable                                $  34,755       $
38,851
      Accrued liabilities                                 4,353
3,249
      Accrued wages and related costs                    13,783
10,757
      Federal and state taxes payable                     1,129
2,284
      Current maturities of long-term debt                3,978
2,324
                                                ___________________________
            Total current liabilities                    57,998
57,465
                                                ___________________________

Long-term debt, net of current maturities                 17,332
7,595
Deferred compensation                                      1,866
1,971

Stockholders' Equity:
      Common stock $.05 par value; authorized
      20,000 shares; issued 11,435 and 11,341 shares
      at December 31, 1997 and 1996, respectively           572
567
      Additional paid-in capital                         55,061
53,072
      Unrealized loss on investments                        (17)
(27)
      Employee savings and stock ownership loan
            guarantee                                    (6,741)
(4,544)
      Foreign currency translation adjustment              (313)
(157)
      Retained earnings                                  51,329
40,234
      Treasury stock, at cost, 1,356 shares and
            1,126 shares at December 31, 1997 and
            1996, respectively                          (12,524)
(10,613)
                                                ___________________________
                  Total stockholders' equity         $  87,367       $  78,532
                                                ___________________________
                                                       $ 164,563       $
145,563
                                                ===========================

See accompanying Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENTS OF INCOME


                                                       Year Ended    Year
Ended    Year Ended
                                                      December 31   December
31   December 31
(In thousands except per share data)                         1997
1996          1995
______________________________________________________________________________
________________
Net sales                                                $380,563
$366,447      $331,435
Cost of sales                                             290,398
286,254       257,809

______________________________________________
      Gross profit                                         90,165
80,193        73,626
Operating, selling and administrative expenses             67,214
61,151        55,370
Depreciation and amortization                               9,939
10,385        10,746

______________________________________________
      Operating income                                     13,012
8,657         7,510

Other income (expense):
      Interest income                                       1,324
1,703         1,227
      Interest expense                                     (1,207)
(845)         (743)
      Other, net                                            3,826
1,796           313

______________________________________________
Other income, net                                           3,943
2,654           797

Income from continuing operations before income taxes      16,955
11,311         8,307
Provision for income taxes                                  6,923
4,411         3,323

______________________________________________

Income from continuing operations                          10,032
6,900         4,984

Discontinued operations, net of taxes                       1,063
(2,264)         (315)

______________________________________________
Net income                                                 11,095
4,636         4,669

==============================================

Net income per share - basic
      Income from continuing operations                   $  1.00      $
 .66      $    .48
      Discontinued operations, net of taxes                   .11
(.22)         (.03)

______________________________________________
      Net income per share                                $  1.11      $
 .44      $    .45

==============================================

      Weighted average shares outstanding                   9,998
10,424        10,341

==============================================

Net income per share - diluted:
      Income from continuing operations                   $   .98      $
 .65      $    .48
      Discontinued operations, net of tax benefit             .10
(.21)         (.03)

______________________________________________
      Net income per share                                $  1.08      $
 .44      $    .45

==============================================

      Weighted average shares outstanding                  10,282
10,629        10,481

==============================================

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Employee
                                                                      Savings
&

Stock      Foreign
                                              Additional  Unrealized
Ownership     currency                            Total
                               COMMON STOCK      Paid-In     loss on
Loan  Translation  Retained  Treasury Stockholders'
In thousands                  Shares   Amount    Capital Investments
Guarantee   Adjustment  Earnings     Stock       Equity
______________________________________________________________________________
________________________________________________
Balance at December 31, 1994  10,320     $529    $46,508      $ (52)
$(1,934)       $  133   $30,929   $(2,263)     $73,850
Issuance of common stock          92        4        550
                                          554
Issuance of treasury stock       250                  50
                           2,263        2,313
Tax benefit from the exercise
      of stock options                               61
                                          61
Unrealized gain on investments                                   28
                                           28
Foreign currency translation
      adjustment
       (238)                            (238)
ESSOP loan guarantee
(2,313)                                        (2,313)
Reacquisition of common stock
      for treasury             (250)
                         (1,911)      (1,911)
Amortization of loan guarantee                                           1,249
                                        1,249
Net income
                 4,669                  4,669
______________________________________________________________________________
________________________________________________
Balance at December 31, 1995  10,412      533     47,169        (24)
(2,998)         (105)   35,598    (1,911)      78,262
Issuance of common stock         679       34      4,268
                                        4,302
Issuance of treasury stock       250                 (72)
                           2,854        2,782
Tax benefit from the exercise
      of stock options                            1,707
                                       1,707
Unrealized loss on investments                                   (3)
                                           (3)
Foreign currency translation
      adjustment
        (52)                 (52)
ESSOP loan guarantee
(2,781)                                        (2,781)
Reacquisition of common stock
      for treasury           (1,126)
                        (11,556)     (11,556)
Amortization of loan guarantee                         1,235
                                        1,235
Net income
                 4,636                  4,636
______________________________________________________________________________
________________________________________________
Balance at December 31, 1996  10,215     $567        $53,072   $(27)
$(4,544)        $(157)  $40,234  $(10,613)     $78,532
Issuance of common stock          94        5          1,754
                                        1,759
Issuance of treasury stock       250
                           2,599        2,599
Tax benefit from the exercise
      of stock options                                  235
                                         235
Unrealized gain on investments                                   10
                                           10
Foreign currency translation
      adjustment
       (156)                            (156)
ESSOP loan guarantee
(3,563)                                        (3,563)
Reacquisition of common stock
      for treasury             (480)
                         (4,510)      (4,510)
Amortization of loan guarantee                                           1,366
                                        1,366
Net income
                11,095                 11,095
______________________________________________________________________________
________________________________________________
Balance at December 31, 1997  10,079     $572        $55,061   $(17)
$(6,741)        $(313)  $51,329  $(12,524)     $87,367
==============================================================================
================================================

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Year Ended
Year Ended    Year Ended
                                                            December 31
December 31   December 31
(In thousands)                                                     1997
 1996          1995
______________________________________________________________________________
______________________
Cash flows from operating activities
Net income                                                      $11,095
$ 4,636       $ 4,669
Adjustments to reconcile net income to net cash provided by
      operating activities:
            Depreciation and amortization                        9,939
10,385        10,746
            Provision for losses on receivables                    129
(186)          (57)
            Amortization of loan guarantee                       1,366
1,235         1,249
            Decrease (increase) in:
                  Accounts receivable                          (3,137)
(923)         (838)
                  Inventory                                     2,253
(2,674)          260
                  Prepaids and other current assets             1,396
(3,220)          650
                  Net assets of discontinued operations         1,198
(1,198)            -
                  Other assets                                (14,157)
(4,833)       (1,504)
            Increase (decrease) in:
                  Accounts payable                             (4,097)
5,553        (5,892)
                  Accrued liabilities                           1,909
220           100
                  Accrued wages and related costs               3,026
695         4,509
                  Federal and state taxes payable              (1,155)
3,236           816
                  Deferred compensation                          (105)
1,107           864

_____________________________________________
            Net cash provided by operating activities            8,910
14,033        15,572

Cash flows from investing activities:
            Purchase of property and equipment, net            (15,240)
(8,107)       (3,784)
            Payments for acquisitions                                -
   -        (3,150)
            Net decrease (increase) in short-term investments   (1,325)
1,038        (2,066)
            Net decrease (increase) in long-term investments        59
   2           (31)
            Unrealized gain (loss) in investments                   10
  (3)           28

_____________________________________________
            Net cash used in investing activities:             (16,496)
(7,070)       (9,003)

Cash flows from financing activities:
            Issuance of common stock                             1,759
4,302           554
            Issuance of treasury stock                           2,599
2,782         2,313
            Reacquisition of common stock                       (4,510)
(11,556)       (1,911)
            Increase in ESSOP loan guarantee                    (3,563)
(2,781)       (2,313)
            Proceeds from long-term debt                        10,792
4,930         3,663
            Repayment of long-term debt                         (2,807)
(2,435)       (3,547)

_____________________________________________
            Net cash provided by (used in) financing activities  4,270
(4,758)       (1,241)

_____________________________________________

Net decrease in cash and cash equivalents                          (324)
2,205         5,328

Effect of exchange rate on cash                                       -
  (13)          (67)

Cash and cash equivalents at beginning of period                 25,214
23,022        17,761

______________________________________________

Cash and cash equivalents at end of period                      $25,538
$25,214       $23,022

==============================================

During 1997, the Company financed capital expenditures totaling $3,406, through issuance of capital leases.
See accompanying Notes to Consolidated Financial Statements.
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

GENERAL: The unaudited quarterly operating results in Note 13 have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation for the periods presented.

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

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over estimated useful lives ranging from two to fifteen years.

SELF INSURANCE: The Company historically has purchased insurance in excess of self-insured retentions or deductibles for losses and liabilities related to vehicle claims, medical claims and general product liability claims.
Effective June 1, 1997, the Company eliminated the $100,000 deductible for its automobile insurance and reduced the general/product liability self-insured retention from $100,000 to $50,000 per occurrence. Losses accrued under self-insured and deductible plans are based upon the Company's estimates of aggregated liability claims incurred using certain actuarial assumptions followed in the insurance industry and the Company's own experience.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED: The cost in excess of net assets of acquired businesses is being amortized on a straight-line basis over periods of 15 to 40 years. The Company periodically evaluates the carrying value of these assets and, accordingly, considers the ability to generate positive cash flow through projected undiscounted future operating cash flows from the related operation as the key factor in determining whether the assets have been impaired. The Company's accounting treatment is consistent with Statement of Financial Accounting Standard (SFAS) No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

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

STOCK OPTIONS: The Company measures stock-based compensation using the intrinsic value method which assumes that options granted at market price at the date of grant have no intrinsic value. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," proforma net income and earnings per share are presented in Note 9 as if the fair value method had been applied.

INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

USE OF ESTIMATES: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the reporting of sales and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

New Accounting Standards: In June 1997, SFAS No. 130 - "Reporting Comprehensive Income" and SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information" were issued and are effective for periods beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting comprehensive income and its components. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. These standards increase disclosure in the financial statements, and will have no impact on the Company's financial position or results of operations.

RECLASSIFICATIONS: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

PRE-OPENING COSTS: Costs, included in "Other" in the consolidated balance sheets relating to the opening of new radiopharmacies, are deferred and amortized ratably over a 24-month period commencing at the date of opening. S draft Statement of Position, "Reporting on the cost of start-up activities," has been issued which will require the costs of start-up activities be expensed as incurred for fiscal years beginning after December 15, 1998.

2. ACQUISITIONS AND DISCONTINUED OPERATIONS

      In November 1995, the Company acquired all the assets and certain contracts of Pyramid Diagnostic Services, Inc. (Pyramid), a radiopharmaceutical chain that competed directly with existing Syncor sites in the Midwest and Southeast regions of the United States. The acquisition was pursuant to a Tennessee bankruptcy court decision to approve the sale of the assets, and the assumption and assignment of certain contracts to the Company for $3.15 million in cash. The purchase culminated eight months of legal proceedings involving allegations against some of Pyramid's business practices, which the Company claimed were illegal. The Company closed five of the acquired radiopharmacies and incorporated the remaining three sites into Syncor's nationwide distribution network. This transaction has been accounted for as a purchase and the purchase price was allocated to fixed assets, non-compete and consulting agreements, customer lists and goodwill. In conjunction with the bankruptcy settlement, the Company received from Pyramid $.3 million in 1996 and $2.8 million in the first two quarters of 1997. These amounts have been recorded in "Other Income" in the Consolidated Statements of Income.
      In March 1997, the Company acquired certain assets of Golden Pharmaceuticals, Inc. relating to Iodine-123, including the building and equipment used to manufacturer Iodine-123 and the approved New Drug Application for Iodine-123 capsules, for $6.5 million in cash and a promissory note for $150,000. This transaction has been accounted for as a purchase.
      The results of operations related to the above transactions are included in the Company's consolidated financial statements from the effective acquisition dates. Pro forma information is not presented since the acquisitions were not material to the accompanying consolidated financial statements.
      On May 6, 1997, the Company completed the sale of its interest in P.E.T.Net(TM) Pharmaceutical Services(TM), LLC ("P.E.T.Net") to PETNet Partners, LLC, an affiliate of the Company's former joint venture partner CTI, Inc. Consideration received included a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Additionally, Syncor is the preferred distributor of positron emission tomography isotopes for all existing and future P.E.T.Net sites and has exclusive distribution rights for cyclotrons, manufactured by CTI, Inc., in Taiwan for two years. All costs associated with the Company's operation and disposal of its interest in P.E.T.Net from December 31, 1996 to the sale date were included in the results of operations for 1996. The Company recorded a gain on sale of the discontinued operations of approximately $1.1 million, net of taxes of $0.7 million, during 1997.

3. PROPERTY AND EQUIPMENT, NET

      The major classes of property are:

                                                   December 31   December 31
(In thousands)                                            1997          1996
______________________________________________________________________________
Land and Buildings                                    $  4,312      $  3,708
Furniture and equipment                                 50,254        41,042
Leasehold improvements                                  12,654        10,108
______________________________________________________________________________
                                                        67,220        54,858
Less accumulated depreciation and amortization          38,350        33,326
______________________________________________________________________________
                                                       $28,870       $21,532
==============================================================================

4. MARKETABLE INVESTMENT SECURITIES

      Marketplace investment securities consist of:

                                                      December 31  December 31
(In thousands)                                               1997         1996
______________________________________________________________________________

Available-for-sale, at fair value, net of tax effect      $   680      $   670
Held-to-maturity, at amortized cost                           500          569
______________________________________________________________________________
                                                          $ 1,180      $ 1,239
______________________________________________________________________________

The amortized cost, gross unrealized holding gains and losses and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1997 and 1996 were as follows:

4. MARKETABLE INVESTMENT SECURITIES (CONTINUED)

                                               1997 Unrealized
                              AMORTIZED      HOLDING      HOLDING      FAIR
(In thousands)                     COST        GAINS       LOSSES     VALUE
_____________________________________________________________________________
Available-for-sale:
Corporate debt securities          $697        $  30       $ (47)      $680
_____________________________________________________________________________
                                   $697        $  30       $ (47)      $680
=============================================================================
Held-to-maturity:
U.S. Treasury securities            500            -          (1)       499
_____________________________________________________________________________
                                   $500       $    -       $  (1)      $499
=============================================================================

                                               1996 Unrealized
                              AMORTIZED      HOLDING      HOLDING      FAIR
(In thousands)                     COST        GAINS       LOSSES     VALUE
_____________________________________________________________________________
Available-for-sale:
Corporate debt securities          $697       $    -       $ (27)      $670
_____________________________________________________________________________
                                   $697       $    -       $ (27)      $670
=============================================================================
Held-to-maturity:
U.S. Treasury securities            500            1           -        501
Mortgage-backed securities           69            -         (16)        53
_____________________________________________________________________________
                                   $569       $    1       $ (16)      $554
=============================================================================

The unrealized holding losses on held-to-maturity securities have not been recognized in the accompanying consolidated financial statements.
      Maturities of investment securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1997 and 1996:

                                               1997                 1996
                                      AMORTIZED     FAIR   AMORTIZED     FAIR
(In thousands)                             COST    VALUE        COST    VALUE
______________________________________________________________________________
Available-for-sale:
Due after one year through five years      $  -     $  -        $  -     $  -
Due after five years through ten years     $499     $484        $499     $482
Due after ten years                        $198      196         198      188

Held-to-maturity:
Due within one year                        $500     $499        $500     $501
Due after one year through five years      $  -     $  -        $ 69     $ 53
==============================================================================

5. LINE OF CREDIT

      At December 31, 1997, the Company had an unsecured line of credit for short-term borrowings aggregating $20,000,000, bearing interest at the bank's reference rate (8.5 percent at December 31, 1997) and expiring on September 1, 1999. The availability of this line of credit at December 31, 1997, was reduced by $1,923,000 as a result of standby letters of credit. To maintain this line of credit, the Company was required to pay a quarterly commitment fee of 1/8 of one percent per annum on the unused portion. There were no other amounts outstanding under the line of credit at December 31, 1997.
      The line of credit agreement contained covenants that include requirements to maintain certain financial covenants and ratios (including minimum quick ratio, cash flow ratio and tangible net worth) and limitations on payments of dividends, new borrowings and purchases of its stock. At December 31, 1997, the Company was in compliance with all debt covenants under the line of credit.

      The $20,000,000 line of credit agreement was replaced effective January 5, 1998 with a $75,000,000 revolving credit agreement. Terms of this new revolving line of credit agreement include two variable interest rate borrowing options; the Eurodollar rate plus an applicable margin or the prime rate. The Company also pays a quarterly commitment fee of 1/8 of one percent per annum on the unused portion, plus an annual administrative fee.

6. LONG TERM DEBT

The Company's long-term debt was as follows:


December 31    December 31
(In thousands)
1997           1996
______________________________________________________________________________
____________________
Capital lease obligations, payable in varying installments
      through 2003, with interest rates ranging from 10%to 12%           $
4,094       $  1,112
Notes payable, unsecured, payable in installments through 2012, with effective interest rates ranging from 6% to 12.75%
1,160            886
Notes payable, unsecured, payable in installments through 2001, with a floating interest rate of either the lower of prime,
      LIBOR plus .75%, 6.66% and 6.57% at December 31, 1997 and 1996
6,741          4,544
Notes payable, secured, payable in installments through 2003, with a non-interest bearing rate, net of unamortized discount at 6% to 10% of $384 and $600 at December 31, 1997
      and 1996, respectively
2,815          3,377
Note payable, unsecured, payable in installments through 2002, with a floating interest rate of LIBOR plus .95%, 6.80%
      at December 31, 1997                                               $
6,500        $     -
______________________________________________________________________________
_____________________
Total debt
21,310          9,919
Less current maturities of long term debt
3,978          2,324
______________________________________________________________________________
_____________________
Long term debt, net of current maturities
$17,332        $ 7,595
==============================================================================
=====================
<TABLE/>
At December 31, 1997, long-term debt maturing over the next five years is as follows: 1998, $3,978; 1999, $3,667; 2000, $3,753; 2001, $3,481; 2002, $5,719
and $712 thereafter.
      Interest paid was $1,205, $834 and $666 for the years ended December 31,
1997, 1996 and 1995.


7. INCOME TAXES

      Total income tax expense for the years ended December 31, 1997 and 1996 was allocated as follows:

                                                                  YEAR ENDED
 YEAR ENDED
                                                                 December 31
December 31
(In thousands)                                                          1997
       1996
______________________________________________________________________________
______________
Income from continuing operations                                     $6,923
     $4,411
Stockholders' equity for compensation expenses for tax purposes
      in excess of amounts recognized for financial reporting          (235)
    (1,707)
______________________________________________________________________________
______________
                                                                      $6,688
     $2,704
==============================================================================
==============

Income tax expense (benefit) attributable to income from continuing operations consisted of:

                         YEAR ENDED     YEAR ENDED      YEAR ENDED
                        December 31    December 31     December 31
(In thousands)                 1997           1996            1995
____________________________________________________________________
Current:
      Federal               $6,839         $5,758          $3,884
      State                  1,262            883             724
____________________________________________________________________
                              8,101          6,641           4,608

Deferred:
      Federal                 (916)        (2,101)         (1,181)
      State                   (262)          (129)           (104)
____________________________________________________________________
                             (1,178)        (2,230)         (1,285)
____________________________________________________________________
                             $6,923         $4,411          $3,323
====================================================================

The amounts differed from the amounts computed by applying the federal income tax rate of 35 percent to pretax income from continuing operations as a result of the following:

                                                                YEAR ENDED
YEAR ENDED     YEAR ENDED
                                                               December 31
December 31    December 31
(In thousands)                                                        1997
     1996           1995
______________________________________________________________________________
___________________________
Federal income taxes at "expected" rate                             $5,935
   $3,959         $2,907
      Increase (reduction) in income taxes resulting from:
            Meals and entertainment                                   213
     188            161
            Tax exempt interest                                      (109)
    (106)          (117)
            Amortization of intangible assets                         143
     143            143
State taxes, net of Federal benefit                                    650
      490            403
Utilization of general business credits                               (235)
     (228)          (201)
Other                                                                  326
      (35)            27
______________________________________________________________________________
____________________________
                                                                    $6,923
   $4,411         $3,323
==============================================================================
============================

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996, are presented below:

                                                                     December
31   December 31
(In thousands)
1997          1996
______________________________________________________________________________
_________________
Deferred tax assets:
Compensated absences, principally due to accrual
      for financial reporting purposes
$1,492        $1,330
Accounts receivable, due to allowance for doubtful accounts
400           355
Accrued liabilities, primarily due to self-insurance accrual for financial reporting purposes
1,052           941
Deferred compensation, due to accrual for financial reporting purposes
2,507         1,338
Covenant not to compete due to difference in amortization
522           397
Plant and equipment, due to difference in depreciation
1,008           467
Deferred start-up expenses
389           428
Other
244           641
Total gross deferred tax asset
7,614         5,897

Deferred tax liabilities:
Long-term lease due to capitalization for financial reporting purposes
625           487
Goodwill due to difference in amortization
74            57
Other
384             0
Total gross deferred tax liabilities
1,083           544
      Net deferred tax asset
$6,531        $5,353

Management has reviewed the recoverability of deferred income tax assets and has determined that it is more likely than not that the deferred tax assets will be fully realized through future taxable earnings.
      Income tax payments amounted to $7,622, $5,222 and $3,280 for the years ended December 31, 1997, 1996 and 1995, respectively.

8. COMMITMENTS

      The Company leases facilities, vehicles and equipment with terms ranging from three years to fifteen years. The majority of property leases contain renewal options and some have escalation clauses for increases in property taxes, Consumer Price Index and other items.
      The Company leases a building and certain items of equipment under capital leases which had an approximate cost of $6,891, $2,598, and $3,738, at December 31, 1997, 1996 and 1995 and accumulated depreciation of $2,181, $1,942, and $2,841, respectively. The Company was not utilizing this building and, accordingly, sublet it to a third party for the balance of the lease term. The cost increase over the prior year was due to the acquisition of "open" MRI equipment for Syncor Diagnostics, LLC.
      Future minimum lease payments under capital leases and noncancelable operating leases with terms greater than one year and related sublease income were as follows at December 31, 1997:

                                            CAPITAL    OPERATING    SUBLEASE
(In thousands)                               LEASES       LEASES      INCOME
_____________________________________________________________________________
Year ending December 31,
      1998                                 $ 1,206     $  6,326      $  466
      1999                                   1,148        5,366         376
      2000                                     836        3,825         143
      2001                                     836        2,945           7
      2002                                     834        2,621           -
      Thereafter                               180        7,799           -
_____________________________________________________________________________
                                              5,040       28,882         992
=============================================================================
Less amount representing interest              (946)
_____________________________________________________
Present value of net minimum lease payments   $4,094
=====================================================

      Rental expense under operating leases was $7,528, $6,579 and $6,054 for the years ended December 31, 1997, 1996 and 1995, respectively.

9. STOCK OPTIONS AND RIGHTS

      Options to purchase common stock have been granted under various plans to officers, directors and other key employees at prices equal to the fair market value at date of grant. An aggregate of 1,926,600 shares of stock have been authorized for issuance under the various plans as of December 31, 1997. Options are generally exercisable at a rate of 25 percent per year beginning one year from the date of grant and expire ten years after the date of grant. At December 31, 1997, 515,922 shares are reserved for issuance under the various plans.
      The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $5.74, $6.96 and $5.27, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997 - expected dividend yield of 0%; risk-free interest rate of 5.71%; expected volatility of 61.1% and an expected life of
5.26 years; 1996 - expected dividend yield of 0%; risk-free interest rate of 6.21%; expected volatility of 60.1% and an expected life of 5.10 years; 1995 - expected dividend yield of 0%; risk-free interest rate of 5.37%; expected volatility of 60.1% and an expected life of 5 years.
      The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS
No. 123, the Company's net income would have been reduced to the pro forma amounts indicated in the following table:

                                       December 31   December 31   December 31
(In thousands, except per share data)         1997          1996          1995
______________________________________________________________________________
Net income
      As reported                         $11,095      $  4,636      $  4,669
      Pro forma                           $10,802      $  4,355      $  4,624

Earnings per share

Basic:
      As reported                         $  1.11      $    .44      $    .45
      Pro forma                           $  1.08      $    .42      $    .45
Diluted:
      As reported                         $  1.08      $    .44      $    .45
      Pro forma                           $  1.05      $    .41      $    .44

      Pro forma net income reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

A summary of employee stock options is as follows:

                                        NUMBER OF        WEIGHTED AVERAGE
(In thousands, except share PRICE)         SHARES          EXERCISE PRICE
__________________________________________________________________________
Outstanding at December 31, 1994            1,637               $    7.65
Granted                                       134               $    9.31
Exercised                                     (92)              $    6.02
Cancelled                                    (139)              $   11.72
__________________________________________________________________________
Outstanding at December 31, 1995            1,540               $    7.53
Granted                                       373               $   12.05
Exercised                                    (676)              $    6.32
Cancelled                                     (91)              $    9.61
__________________________________________________________________________
Outstanding at December 31, 1996            1,146               $   10.03
Granted                                       401               $    9.80
Exercised                                     (94)              $    8.47
Cancelled                                     (42)              $   10.68
__________________________________________________________________________
Outstanding at December 31, 1997            1,411               $   10.22

      At December 31, 1997, the range of exercise prices and weighted average remaining contractual life of outstanding options was $6.18 to $21.88 and seven years, respectively.
      At December 31, 1997, 1996 and 1995, the number of options exercisable was approximately 590,000, 437,000 and 925,000, respectively, and the weighted average price of those options was $10.12, $10.03 and $7.53, respectively.
      The Company derives a tax benefit from the options exercised and sold by employees and the benefit is credited to additional paid-in capital.
      In November 1989, the Company made a rights distribution of one common share purchase right on each outstanding share of common stock. When exercisable, each right will entitle its holder to buy from the Company one-fourth of a share of the Company's common stock at a price of $5 per share subject to adjustments (the "Purchase Price"). The rights expire on September 30, 1999. With certain exceptions, subject to the approval of the Board of Directors, the rights will become exercisable if a person

("Acquiring Person") has acquired or makes an offer, the consummation of which will result in beneficial ownership of 20 percent or more of the Company's general voting power. At such time (the "Distribution Date"), the rights will be evidenced by the certificates representing the common shares and will be transferred with and only with the common shares. Except for certain transactions approved by the Board of Directors, in the event: (i) the Company is acquired in a merger; (ii) 50 percent or more of its consolidated assets or earning power is sold; or (iii) any person becomes an Acquiring Person, proper provisions shall be made so that each holder of the right (other than rights beneficially owned by the Acquiring Person) receives, upon the exercise thereof at the adjusted exercise price of the right, which shall be four times the Purchase Price, that number shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the adjusted exercise price of the right.

10. EMPLOYEE BENEFIT PLANS

      On July 31, 1986, the Company adopted a defined contribution 401(k) plan. The plan is open to all employees who are at least 21 years of age and have a minimum of twelve consecutive months of service. In 1989, the Company's Board of Directors amended the plan to an Employees Savings and Stock Ownership Plan (ESSOP) to allow the plan to acquire one million of the Company's shares through a leveraged employee stock ownership plan transaction. In June 1995, September 1996, and August 1997, an additional 750,000 shares, in total, which were purchased in the open market were contributed to the plan. These shares were originally classified as "treasury stock." The contributions totaled $8,657 and reflected the fair market value at the time of contribution. In connection with these transactions, the Company has made a loan to the ESSOP. The ESSOP loan had an outstanding balance of $6,741, at December 31, 1997.
      Under the ESSOP, participants may contribute one percent to fourteen percent of their compensation to 401(k) investment options and an additional two percent of their compensation to purchase Company stock. The Company makes matching contributions to 50 percent of the employees' 401(k) investment contributions of up to a maximum of four percent of the employees' compensation and may make matching contributions to 100 percent of the employees' Company stock purchases up to two percent of the employees' compensation. The Company's matching contribution is made in cash and reflects the ESSOP loan payment. The number of shares of stock available to match employee contributions is directly related to the amount of principal payments made on the ESSOP loan. Once the number of available shares is determined, the Company matches the employees' contributions as described above by determining the fair market value of the available stock. The remainder of any shares not allocated after all matching is complete will be allocated to all eligible employees based on relative compensation.
      Participants are fully and immediately vested in their contributions and vest in employer contributions over a five-year period of continuous employment. After five years of continuous employment, any further employer contributions are fully and immediately vested. The Company's contributions for the years ended December 31, 1997, 1996 and 1995 amounted to $1,625, $1,444 and $1,433 of which $1,366, $1,235 and $1,249 were used to pay down principal on the ESSOP loan and $259, $209, and $185, to pay interest.

11. NET INCOME PER SHARE

      In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" (EPS). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of options. Diluted earnings per share is very similar to the previously reported primary earnings per share. All earnings per share amounts for all periods have been restated to conform to SFAS No. 128 requirements.

      The reconciliations of the numerators and denominators of the basic and diluted earnings per share computations are as follows:

                           FOR THE YEAR ENDED                 FOR THE YEAR
ENDED                FOR THE YEAR ENDED
                            DECEMBER 31, 1997                  DECEMBER 31,
1996                 DECEMBER 31, 1995
______________________________________________________________________________
________________________________________________
                                                     PER
        PER                                PER
                            INCOME        SHARES   SHARE       INCOME
SHARES   SHARE       INCOME        SHARES   SHARE
                       (NUMERATOR) (DENOMINATOR)  AMOUNT  (NUMERATOR)
(DENOMINATOR)  AMOUNT  (NUMERATOR) (DENOMINATOR)  AMOUNT
______________________________________________________________________________
________________________________________________
Income from continuing
      operations           $10,032                             $6,900
                  $4,984
Basic EPS                  $10,032        9,998    $1.00       $6,900
10,424    $0.66       $4,984       10,341    $0.48
                                                   =====
      =====                              =====
Effect of Dilutive
      Stock Options                        284
205                                140
                                            ___
___                                ___
Diluted EPS                $10,032       10,282    $0.98       $6,900
10,629    $0.65       $4,984       10,481    $0.48
                                                   =====
      =====                              =====

Options to purchase 99,541 shares of common stock at prices ranging from $14.13 to $21.88 were outstanding during 1997, but were not included in the computation of diluted EPS at December 31, 1997 because the options' exercise prices were greater than the average market price of the common shares.

12. LITIGATION AND CONTINGENCIES

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

13. SELECTED QUARTERLY RESULTS OF OPERATIONS

      Unaudited calendar quarterly is summarized below:

(IN THOUSANDS, EXCEPT PER SHARE DATA)             MARCH 31    JUNE 30
SEPTEMBER 30  DECEMBER 31    1997
______________________________________________________________________________
_____________________________
Net sales                                          $93,084    $98,187
$94,493      $94,799    $380,563
Gross Profit                                       $20,116    $23,854
$22,260      $23,935    $ 90,165
Net income from continuing operations              $ 3,346    $ 3,237     $
1,754      $ 1,695    $ 10,032
Net income per share from continuing operations:
      Basic                                       $  0.33    $  0.33     $
0.18      $  0.17    $   1.00
      Diluted                                     $  0.32    $  0.33     $
0.17      $  0.16    $   0.98
Net income                                         $ 3,346    $ 4,300     $
1,754      $ 1,695    $ 11,095
      Net income per share:
      Basic                                       $  0.33    $  0.44     $
0.18      $  0.17    $   1.11
      Diluted                                     $  0.32    $  0.44     $
0.17      $  0.16    $   1.08
Weighted average shares outstanding:
      Basic                                        10,168      9,829
9,920       10,074       9,998
      Diluted                                      10,359      9,870
10,323       10,574      10,282
==============================================================================
==============================
Market price per share
      High                                        $ 13.63    $ 10.88     $
17.25      $ 17.44    $  17.44
      Low                                         $  8.63    $  7.50     $
10.13      $ 14.88    $   7.50
==============================================================================
==============================

(IN THOUSANDS, EXCEPT PER SHARE DATA)             MARCH 31    JUNE 30
SEPTEMBER 30  DECEMBER 31    1996
______________________________________________________________________________
_____________________________
Net sales                                          $92,021    $93,296
$90,254      $90,876    $366,447
Gross Profit                                       $20,220    $21,749
$18,653      $19,571    $ 80,193
Net income from continuing operations              $ 1,826    $ 2,647     $
1,390      $ 1,037    $  6,900
Net income per share from continuing operations:
      Basic                                       $  0.18    $  0.26     $
0.13      $  0.10    $   1.66
      Diluted                                     $  0.17    $  0.25     $
0.13      $  0.10    $   0.65
Net income                                         $ 1,706    $ 2,304     $
472      $   154    $  4,636
Net income per share:
      Basic                                       $  0.16    $  0.22     $
0.04      $  0.01    $   0.44
      Diluted                                     $  0.16    $  0.22     $
0.04      $  0.01    $   0.44
Weighted average shares outstanding:
      Basic                                        10,413     10,282
10,677       10,325      10,424
      Diluted                                      10,468     10,636
10,944       10,468      10,629
==============================================================================
==============================
Market price per share
      High                                        $  7.13    $ 16.63     $
15.13      $ 13.38    $  16.63
      Low                                         $  6.25    $  6.69     $
10.38      $  8.31    $   6.25
==============================================================================
==============================

14. SUBSEQUENT EVENTS

      In January 1998, Syncor acquired a medical imaging business from National Diagnostic Services, Inc. and an affiliate. The purchase price for the acquisition was $12 million including the assumption of $4.8 million in debt. The acquired business included four medical imaging centers located in California (three centers) and Wichita, Kansas. This transaction will be accounted for as a purchase.
      Also in January 1998, a subsidiary of Syncor merged with and into TME, Inc., a company based in Houston, Texas, pursuant to which TME, Inc. became a wholly-owned subsidiary of Syncor. TME owns, operates and/or manages free-standing medical imaging centers through joint ventures and partnerships. It has 21 facilities in its network, with five additional facilities in development. As consideration for the merger, Syncor paid $14.5 million in cash to TME's stockholders. This transaction will be accounted for as a purchase.
      In January 1998, Syncor announced the proposed acquisition of the medical imaging business of International Magnetic Imaging, Inc., a subsidiary of Consolidated Technology Group Ltd. The business to be acquired includes ten outpatient medical imaging centers and an imaging referral network operating in 35 states. The purchase price for the acquisition is expected to be $20.5 million, plus the assumption of approximately $21 million in liabilities and trade payables. The acquisition is expected to close in the second quarter 1998 and will be accounted for as a purchase.
INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Syncor International Corporation

      We have audited the accompanying consolidated balance sheets of Syncor International Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syncor International Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


Los Angeles, California,
February 25, 1998

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

CORPORATE INFORMATION


BOARD OF DIRECTORS

Monty Fu
Chairman of the Board
Director since 1985

Robert G. Funari
President and
Chief Executive Officer
Director since 1995

George S. Oki
Chairman of the Board,
Meta Information Services, Inc.
Director since 1985

Arnold E. Spangler
Managing Director,
Mancuso & Company
Director since 1985

Steven B. Gerber, MD
Managing Director,
CIBC Oppenheimer Corp.
Director since 1990

Henry N. Wagner, Jr., MD
Professor of Medicine and
Director of Nuclear Medicine
the Johns Hopkins Medical
Institutions
Director since 1992

Gail R. Wilensky, PhD
Senior Fellow, Project HOPE,
former HCFA Administrator and
Deputy Assistant to President Bush
Director Since 1993


OFFICERS

Monty Fu
Chairman of the Board

Robert G. Funari
President and
Chief Executive Officer

Brad Nutter
Executive Vice President and
Chief Operating Officer

Michael E. Mikity
Senior Vice President and
Chief Financial Officer

Haig S. Bagerdjian
Senior Vice President,
Business Development,
Secretary and
General Counsel

Jack L. Coffey
Corporate Vice President,
Quality and Regulatory

Sheila H. Coop
Corporate Vice President,
Human Resources

Charles A. Smith
Corporate Vice President,
Business Development

STOCKHOLDER INFORMATION

INQUIRIES
Stockholders, interested investors and investment professionals are invited to contact the Company for further information throughout the year.
The Company also has available a news-on-demand service whereby individuals can obtain information via facsimile. Individuals may call (800) 546-8172 to obtain press releases and other related information via facsimile.

WEB SITE
www.syncor.com

ANNUAL MEETING
The Company's Annual Meeting of Stockholders will be held at 1:00, Tuesday, June 16, 1998, at the Warner Center Hilton Hotel, 6360 Canoga Avenue, Woodland Hills, California 91367. Stockholders of record on April 21, 1998, are invited to attend and vote at that meeting.

FORM 10-K
To receive a copy of The Company's Annual Report on form 10-K filed with the Securities and Exchange Commission, contact the Corporate Headquarters, Syncor International Corporation, Attn: Investor Relations department, 6464 Canoga Avenue, Woodland Hills, California 91367.

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP, 725 South Figueroa Street, Los Angeles, California
90017

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

STOCK MARKET INFORMATION
Stock price quotations are printed daily in major newspapers, including the Wall Street Journal. As of March 30, 1998, there were 10,099,141 shares of common stock outstanding. Stockholders of record at that date amounted to 1,196. The Company has not paid cash dividends on its stock and has no current intention of paying cash dividends in the foreseeable future.


                                 EXHIBIT 23

              INDEPENDENT AUDITORS' REPORT ON SCHEDULE AND CONSENT


The Board of Directors and Stockholders
Syncor International Corporation

The audits referred to in our report dated February 25, 1998 included the related financial statement schedule for each of the years in the three-year period ended December 31, 1997, included in the registration statement of Syncor International Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to incorporation by reference in the registration statement (No. 33-44345) on Form S-3 and the registration statements (Nos. 33-7325, 33-39251, 33-43692, 33-57762, 33-52607, 333-18373, 333-18375, 333-18377 333-39999 and
333-40117) on Form S-8 of Syncor International Corporation of our report dated February 25, 1998, relating to the consolidated balance sheets of Syncor International Corporation and subsidiaries as of December 31, 1997 and 1996 cash flows and related schedule for each of the years in the three-year period ended Decemeber 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K of Syncor International Corporation.

                               /s/ KPMG Peat Marwick, LLP
                               __________________________
                               KPMG Peat Marwick, LLP

Los Angeles, California
March 31, 1998