Form 10-K/A, Exhibit 13
period 1997-12-31
SYNCOR INTERNATIONAL CORP /DE/
filed 1998-04-27
CIK 202763

[ARTICLE]          ARS

outside front cover:
Nuclear Medicine Image of a Human Heart

SYNCOR INTERNATIONAL CORPORATION 1997 ANNUAL REPORT

A RAPIDLY EXPANDING RADIOPHARMACY
AND MEDICAL IMAGING SERVICES COMPANY

inside front cover:

CORPORATE PROFILE
      Syncor International Corporation is the leading provider of radiopharmaceuticals and comprehensive value-added specialized pharmacy services. In addition, Syncor has recently diversified to become one of the nation's leading providers of outpatient medical imaging services.
      Through its core specialized pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals - in patient-specific unit-dose and multi-dose form - for diagnostic and therapeutic use by nuclear medicine departments in hospitals and put-patient clinics. Syncor distributes these time-critical products through an integrated network of strategically located nuclear pharmacies: 119 domestic and 13 international. This network also provides information management services and currently serves more than 7,000 customers. Syncor pioneered the outsourcing of radiopharmacy services in 1974 and has the potential to serve more than 80 percent of the domestic nuclear medicine market.
      In 1997 Syncor entered the $60 billion medical imaging services market through a joint venture to establish 10 "open" MRI (magnetic resonance imaging) centers in selected U.S. cities. In addition, as a result of transactions completed in early 1998, Syncor will own or manage an additional 39 medical imaging centers in 11 states and Puerto Rico.
      Last year Syncor also became a specialized radiopharmaceutical manufacturer through the acquisition of a business that produces Iodine-123 capsules used in the diagnosis of thyroid disorders.

[Photos of 10 scanned images of a human heart]

[A bar graph containing Syncor's projected sales growth:]

375 | Syncor in 1997
350 | A $381 million single-business enterprise
325 |
300 |
275 |
250 |
225 |
200 |
175 |
150 |
125 |
100 |
 75 |
 50 |
 25 |

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

Projected Business Composition

[Photos of a human heart and a human brain]
Radiopharmaceutical
(two-thirds)
[A photo of an MRI scanned image]
Medical Imaging and Manufacturing
(one-third)

SYNCOR'S MISSION
      Syncor will be the undisputed worldwide leader in providing comprehensive imaging, specialized pharmacy and management services to the healthcare community.

[4 photos of scanned images of human brain]

TABLE OF CONTENTS
-----------------------
Financial Highlights  3
Letter to Stockholders  4
Core Business Strategy  6
New Business Strategy  8
International Business Strategy  10
Financial Information  12

FINANCIAL HIGHLIGHTS

                                                       Year Ended   Year Ended    Year Ended
                                                      December 31  December 31   December 31
(In thousands, except per share data)                        1997         1996          1995
_____________________________________________________________________________________________
Net sales                                                $380,563     $366,447      $331,435

Net income - continuing operations                         10,032        6,900         4,984

Net income per basic share - continuing operations           1.00         0.66          0.48

Net income per diluted share - continuing operations         0.98         0.65          0.48

Cash, cash equivalents and marketable securities        $  29,301    $  27,711     $  26,559

Cash generated by operations                            $  22,529    $  16,070     $  16,607


There are (3) tables drawn as follows:
______________________________________
Net Sales
In Millions of Dollars
_________________________
Syncor has started from 320 in 1994 and gone up to 381 by 1997

Net Income - Continuing Operations
In thousands of Dollars
___________________________________
Syncor has started from 1,800 in 1994 and gone up to over 10,032 by 1997

Earnings Per Diluted Share Continuing Operations
In Dollars
_________________________________________________
Syncor has started from $.16 in 1994 and gone up to $.98 by 1997

MANAGEMENT'S COMMITMENT TO PERFORMANCE

TO OUR STOCKHOLDERS
      Since 1996, Syncor has been pursuing two growth objectives. The first objective calls for the continued strengthening of our position as the industry's leading provider of radiopharmacy services. The second objective involves expanding syncor's role in healthcare services, including specialized pharmacy services and medical imaging.
      We are delighted to report substantial progress on both objectives during 1997. Due to many profit improvement programs instituted in both 1996 and 1997, we improved our operating results. Our efforts were rewarded as profitability from the radiopharmacy operations continued to improve substantially. Earnings from continuing operations (composed primarily of radiopharmacy operations), increased 45 percent to $10 million. Net income increased by 139 percent to $11.1 million, or $1.08 per diluted share, compared to $4.6 million, or $.44 per diluted share, in 1996. Syncor's gross margin as a percent of sales rose to 23.7 percent in 1997 from 21.9 percent in 1996. As for new business, Syncor entered the medical imaging services market and has already become, through a series of recent acquisitions, one of the leaders in this field.
      We are expanding into medical imaging because this is a rapidly changing area in which we can leverage Syncor's existing strengths, competencies, and experience to considerable advantage. By investing in new businesses such as medical imaging, as well as strengthening and expanding the core radiopharmacy services business, we intend to build Syncor into a $600 million company and double earnings per share within the next four years.

Our Alignment with Stockholder Interests
      Employees are also committed to Syncor's growth and stockholder value-building objectives. Through an ESSOP plan introduced in 1989, approximately 75 percent of our 2,300-employee work force owns shares of Syncor stock. Additionally, a significant portion of the compensation for the management team and key employees is linked to Syncor's financial performance.

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

*     Syncor is well-positioned for
      growth

      The other fundamental value is our commitment to innovation. Syncor revolutionized nuclear medicine when it introduced the concept for nuclear medicine departments to outsource the compounding and distribution of radiopharmaceuticals in the early 1970s. Since that time, Syncor has maintained its leadership position not only by enlarging its distribution network and the range of products and services offered but also by continuing to innovate. Since 1995, Syncor has been setting new industry standards for radiopharmaceutical management information and materials handling systems. We also recognize the importance of anticipating and adapting to the changing needs of our customers. As the pace of consolidation in the healthcare environment accelerates, Syncor will be seeking ways to deliver greater value to our customers through more creative partnering arrangements.
      We are committed to the achievement of our financial goals and to maintaining the strength of Syncor's balance sheet, while at the same time preserving Syncor's values and the excellent relationships the Company has established with customers, suppliers, employees and stockholders.
      We thank you for your continued support. We look forward to updating you on our progress toward our strategic growth objectives and the stockholder value-building goals we aim to attain by 2001.

[There are 2 individual photos of Monty Fu and Robert Funari next to their signatures in this page.]


/s/ Monty Fu
_________________________
Monty Fu
Chairman of the Board


/s/ Robert G. Funari
__________________________
Robert G. Funari
President and Chief Executive Officer

CORE BUSINESS STRATEGY:

ACHIEVING UNDISPUTED LEADERSHIP
      Achieving undisputed leadership in radiopharmacy services is the first of Syncor's two strategies for growth. Our approach to meeting this objective is to build on our existing relationships with major customers, enlarge our role in nuclear medicine, differentiate ourselves through new products and innovative services, upgrade our information technology capabilities, and expand our operations geographically.
      Syncor is well positioned to meet the needs of large national health systems and provider groups. Contracts with national healthcare groups represent approximately 51 percent of Syncor's net sales.
      As healthcare organizations redesign the way they provide care and place increasing emphasis on outsourcing, Syncor intends to enlarge its role in nuclear medicine by offering a wider range of products and services. Though nuclear medicine today is primarily a diagnostic imaging modality, Syncor believes that the potential for additional therapeutic applications is large and we are aggressively seeking opportunities to distribute new therapeutic radiopharmaceutical products. For example, as a result of a 1997 distribution agreement, Syncor is now distributing Quadramet(R), a radiopharmaceutical used to relieve bone pain in cancer patients and one of three new oncology products that Syncor began offering in 1997. Syncor is the nation's premier provider of oncology nuclear medicine products and has been the industry's leading provider of radiopharmaceuticals used in cardiology since 1974.
      Syncor also differentiates itself through innovative services. In 1995, the Company introduced the SECURE(TM) Safety Insert System, a unique product delivery system that eliminates the biohazards associated with the handling of radiopharmaceutical injection devices. In June 1997, Syncor introduced a family of proprietary radiopharmaceutical delivery systems, that sets new standards for the safe transport and handling of radioactive substances.
These "Pigs" (Piglet(TM), Piglet2(TM) and PETPig(TM)) are tungsten containers that weigh considerably less than current lead containers while providing enhanced radiation shielding for our pharmacy personnel and customers.
      Syncor is also an innovator in the area of nuclear medicine department management information systems. More than 1,300 U.S. hospitals and clinics utilize the Company's proprietary, Unit Dose Manager(TM) or Windows-based SYNtrac(TM) systems for monitoring and managing departmental functions. During 1997, Syncor also invested substantially in software to streamline internal administrative tasks and enable the Company to meet both current and future customer needs for fast and reliable service.
      The focus of Syncor's geographic expansion in the radiopharmacy services market is international. Please see page 10 for an overview of the Company's activities overseas.


      STRENGTHS FOR CORE
      BUSINESS GROWTH:

*     Excellent relationships with the
      NATION'S LEADING MANAGED-CARE AND
      GROUP PURCHASING ORGANIZATIONS

*     EXCELLENT SUPPLIER RELATIONSHIPS,
      GIVING SYNCOR ONE OF THE INDUS-
      TRY'S BROADEST ARRAYS OF RADIO-
      PHARMACEUTICAL PRODUCTS

*     SINGULAR STATUS AS THE ORIGINATOR
      AND MOST SUCCESSFUL OPERATOR OF
      STAND-ALONE RADIOPHARMACIES.

*     TRACK RECORD AS AN INNOVATOR AND
      STANDARD-SETTER IN THE INDUSTRY'S
      MOST HEAVILY REGULATED ENVIRONMENT.

PHOTO TO COME


[There is a photo of two of Syncor's products - Piglet and Piglet2 - on this page.]

Piglet(TM) series tungsten containers for delivery of iodine radiopharmaceuticals.

On this page, there is a photo of one of Syncor's pharmacies showing employees preparing doses to be delivered.

U.S. Radiopharmacy Locations.
[This is shown by a map marked with dots.]

Syncor's nuclear pharmacist fills prescriptions for time-critical radiopharma-ceuticals around the clock.

NEW BUSINESS STRATEGY:

EXPANDING OUR ROLE IN HEALTHCARE SERVICES
      Expansion of Syncor's role in healthcare services is the second component of the Company's two-part strategy for growth. Syncor's objective is to have new businesses - that is, businesses outside the realm of radiopharmacy services - generating at least one-third of corporate revenue by the year 2001.
      Syncor's initial step toward this objective was taken early in 1997 with the formation of Syncor Diagnostics, LLC, a joint venture with National Diagnostic Services, Inc. (NDS), to establish a network of 10 magnetic resonance imaging (MRI) centers across the U.S. The first of these outpatient centers, which feature a new, less-confining and less costly "open" MRI technology, began operating in September in Laguna Hills, California. Syncor expects to have all 10 centers open by the end of the third quarter of 1998.
      Based on the experience Syncor gained in the Syncor Diagnostics, LLC venture, we determined that the medical imaging field holds tremendous opportunities for new business growth through leveraging and building on the Company's existing strengths and unique competencies. In 1997, more than $60 billion was spent in the U.S. on medical imaging services. As the demand for medical imaging continues to grow, health plans, managed care companies, health maintenance organizations and hospitals are seeking external providers who can offer a comprehensive set of medical imaging modalities much as Syncor's radiopharmacies offer a full complement of nuclear medicine products and services.
      In January 1998, we accelerated Syncor's expansion into the medical imaging field with three acquisitions. Upon closing of these transactions, Syncor will own or manage an additional 39 medical imaging centers in 11 states and Puerto Rico and will be one of the nation's leading providers of medical imaging services.
      The expansion of Syncor's role in medical imaging will also build on the Company's existing strengths and relationships. These strengths include Syncor's track record in operating a nationwide network of radiopharmacies, its reputation for quality customer service, and its considerable financial, managerial, and information technology resources. Syncor's relationships include contracts with the nation's leading managed-care and group purchasing organizations as well as its day-to-day interactions with radiology departments from coast to coast.

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

[On this page, there's a photo of one of Syncor's products.]

The PETPig(TM) unit-dose syringe shield for positron emission tomography (PET) radiopharmaceutical.

[On this page, there's a photo of one of Syncor's Medical Imaging Locations, showing a patient being scanned.]

U.S. Medical Imaging Locations.
[There's a map marked with dots for locations.]

Syncor's medical imaging centers feature "open" magnetic resonance imaging technology. Open MRI systems are non-confining, assuring patient comfort during diagnostic imaging procedures.
INTERNATIONAL BUSINESS STRATEGY:

LAYING THE FOUNDATION FOR FUTURE GROWTH
      The preceding pages focused on the steps Syncor is taking in order to become a $600 million company by 2001. This section highlights what Syncor is doing to ensure that this initial wave of rapid growth will be followed by another wave of equal - if not greater - scope and significance.
      Because more than half of the world's nuclear medicine market lies outside the U.S., and is, for the most part, currently underserved, Syncor's greatest growth after 2001 is expected to come from international operations. The percentage of Syncor's business that will be international in the first decade of the 21st century will depend largely on the Company's success in converting overseas customers from buying radiopharmaceuticals in multi-dose form to adopting our more accurate, convenient, cost-effective - and higher margin - unit-dose approach.
      Syncor is currently building foundations for the establishment of businesses in relatively underdeveloped international healthcare services markets. Led by Syncor founder and chairman Monty Fu, this effort is analogous to what the Company did in the U.S. in the 1970s when it introduced the advantages of purchasing prepared radiopharmaceuticals from a centralized external supplier to domestic hospitals, clinics and national healthcare systems.
      At December 31, 1997, Syncor's international radiopharmacy network was comprised of 13 pharmacy service centers, four of which were established during the year. Syncor's pharmacy service centers are located in Puerto Rico, South Africa, Mexico and six Pacific Rim countries, with the highest concentration in Asia. We believe that the radiopharmacy model Syncor introduced in these countries has applicability to other parts of the world. Through strategic partnering arrangements, we plan to expand into Europe and further into Asia and Latin America during 1998. By the end of the year, Syncor intends to have a total of 20 international pharmacy service centers on six continents.
      The pace of the Company's overseas development is dictated by the relative maturity of the targeted markets and the strength of our business connections in those regions. In Taiwan, which has one of Asia's most advanced health-care communities, Syncor is now profitably operating three radiopharmacies and has begun to expand into other types of medical services. For example, we are currently managing an in-house nuclear medicine department on behalf of a major hospital. Starting in 1999, Syncor will also be operating a cyclotron facility owned by another large Taiwanese hospital. This facility will be used to produce isotopes employed in positron emission tomography
(PET), a highly accurate diagnostic imaging technology.
      In addition to this expansion of Syncor's management service capabilities, we are also exploring avenues for promoting the Company's new medical imaging services business outside of the U.S. Among the more promising of these activities is selling non-nuclear medical imaging devices as well as cyclotrons and nuclear medicine cameras in selected overseas markets. The new roles that Syncor is playing abroad are not only laying a foundation for future international business but also providing valuable insight into ways in which we might best broaden the range of services the Company offers to customers at home.

[There's a photo of one of Syncor's products.]

Tungsten Dispensing System for positron emission tomography (PET) pharmaceuticals.

[On this page, there's a photo of a driver delivering radiopharmaceutical product in China.]

International Pharmacy Service Centers.

[There's a world map marked with dots for Syncor's International Locations around the world.]

With rapid, reliable radiopharmacy services, Syncor intends to revolutionize nuclear medicine overseas. The People's Republic of China is among the nine foreign countries served by Syncor in 1997.


SELECTED FINANCIAL DATA


                                                                Twelve months ended December 31
(In thousands except per share data)                 1997       1996       1995       1994       1993
                                          _______________________________________________________
Net Sales                                        $380,563   $366,447   $331,435   $319,193   $241,289

Gross profit                                       90,165     80,193     73,626     66,186     78,926

Income (loss):
      Continuing operations                       10,032      6,900      4,984      1,390      6,633

      Discontinued operations, net of taxes        1,063     (2,264)      (315)      (177)       120

      Cumulative effect of accounting change           -          -          -          -      1,020

      Net income                                  11,095      4,636      4,669      1,213      7,773
                                          =======================================================
Earnings (loss) per basic share:
      Continuing operations                         1.00        .66        .48        .13        .65

      Discontinued operations, net of taxes          .11       (.22)      (.03)      (.02)       .01

      Cumulative effect of Accounting change           -          -          -          -        .10

      Net income                                  $ 1.11      $ .44      $ .45      $ .11      $ .76
                                          =======================================================

Earnings (loss) per diluted share:
      Continuing operations                          .98       0.65       0.48       0.13       0.62

      Discontinued operations, net of taxes         0.10      (0.21)     (0.03)     (0.02)      0.01

      Cumulative effect of accounting change           -          -          -          -       0.10

      Net income                                    1.08       0.44       0.45       0.11       0.73
                                          =======================================================

Cash, cash equivalents and marketable securities   29,301     27,711     26,559     19,201     18,700

Working capital                                    34,685     35,515     34,286     26,616     27,121

Total assets                                      164,563    145,563    133,680    128,684    114,586

Long-term debt                                     17,332      7,595      5,200      5,154      6,837

Stockholders' equity                               87,367     78,532     78,262     73,850     71,181

Weighted average shares outstanding:
      Basic                                        9,998     10,424     10,341     10,507     10,169
      Diluted                                     10,282     10,629     10,481     10,507     10,697

Current ratio                                        1.60       1.62       1.69       1.54       1.74
                                          =======================================================

Number of domestic radiopharmacies                    119        121        118        117        109

Days sales outstanding                                 51         50         55         55         52
                                          =======================================================
/TABLE

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
CALENDAR YEARS 1997 AND 1996

NET SALES
      Consolidated net sales in 1997 totaled $380.6 million, an increase of
3.9 percent or $14.2 million over the 1996 results. Syncor International Corporation's 1997 net sales were affected by a number of conflicting factors. The primary driving force behind the sales growth is the expansion of the cardiology-imaging market. This market is currently estimated to be expanding at an annual rate of approximately 14 percent. The principal cardiology-imaging agent continues to be DuPont Merck's cardiology product, Cardiolite(R), for which Syncor has exclusive distribution rights. A competing radiopharmaceutical manufacturer/distributor is currently marketing a rival product to Cardiolite(R). This new product was introduced in 1996 and continues to gain some market share, currently estimated at 12 percent of the total perfusion market. During the current year, another generic cardiology product (also distributed by the Company and available through a variety of sources) experienced sharp declines as customers switched to a newer generic agent. Pricing for all cardiology agents, with the exception of the one generic product that experienced a significant decline, has been steady. When all of the above factors are combined, the Company recorded an annual gain in overall cardiology sales of approximately 8.2 percent. Cardiology sales currently constitute approximately 65 percent of the Company's annual net sales. Syncor expects the trends discussed above to continue. Sales on non-cardiology products continue to be relatively flat.
      In 1997, Syncor announced the loss, through the process of competitive bidding, of a contract to supply products to a large hospital buying group. The annual revenues associated with this buying group were estimated to be in the range of $60 million to $65 million. The Company initiated certain steps to minimize the impact of this contract loss. During 1997, Syncor was successful in minimizing the potential sales loss associated with the contract to less than $8 million, with estimated lost pre-tax profits of $1.6 million. Potential lost sales in 1998 from this contract are estimated to be $15 million, with a range of lost pre-tax profits of $2.5 million to $3.5 million. The Company continues to implement steps to minimize the long-term impact on revenues and profits from the lost contract.
      The outlook for 1998 remains positive, as Syncor expects to post net revenue gains from its radiopharmaceutical business.

GROSS PROFIT
      Syncor's gross profit increased in 1997 to $90.2 million, an increase of
12.4 percent when compared to 1996. As a percentage of net sales, gross profit increased to 23.7 percent, compared to 21.9 percent in 1996. The increase in gross profit was mainly the result of a reduction in certain material acquisition costs. In 1997, the Company announced the re-negotiation of a contract for materials acquisition from one of its principal suppliers. The contract contained certain volume commitments plus an increased period of time in which the Company would continue to utilize the supplier as a primary source basis. In exchange for these commitments, the Company received favorable pricing on some of the products distributed by the supplier. Many of these provisions expired in December 1997; however, marketplace economics have dictated that these pricing levels remain in effect in 1998.
      Partially offsetting the reduction in materials acquisition costs were higher-than-expected labor costs in the core business. Increased labor costs were being driven by shortages in key positions and market economics that were not fully offset by sales price increases. In addition, Syncor instituted a pilot program which provided for incentive bonuses if certain key business goals were reached. The Company believes that the program was successful and will be expanding it beyond the original pilot group in 1998. Labor costs in 1998 have been targeted for increased focus in order to ensure optimal utilization of resources. The goal will be to contain labor costs at the 1997 level in the core business.

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

DEPRECIATION AND AMORTIZATION
      Depreciation and amortization in 1997 decreased to $9.9 million from $10.4 million in 1996. The decrease is due to capitalized start-up costs, and consulting and non-compete agreements originating prior to 1997, and becoming fully amortized during the year.

PROVISION FOR INCOME TAXES
      The provision for income taxes as a percentage of income from continuing operations before taxes increased to 41 percent in 1997 from 39 percent in 1996. The increase in the effective tax rate is due to an increase in non-tax deductible expenses as a percentage of pre-tax income.

DISCONTINUED OPERATIONS
      On May 6, 1997, the Company completed the sale of its interest in P.E.T.Net(TM) Pharmaceutical Services(TM), LLC ("P.E.T.Net") to PETNet Partners, LLC, an affiliate of the Company's former joint venture partner CTI, Inc. Consideration received included a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Additionally, Syncor is the preferred distributor of positron emission tomography isotopes for all existing and future P.E.T.Net sites and has exclusive distribution rights for cyclotrons, manufactured by CTI, Inc., in Taiwan for two years. All costs associated with the Company's operation and disposal of its interest in P.E.T.Net from December 31, 1996 to the March 18, 1997 the date the sale agreement was entered into, were included in the results of operations for 1996. The Company recorded a gain on sale of the discontinued operations of approximately $1.1 million, net of taxes of $0.7 million, during 1997.

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

DEPRECIATION AND AMORTIZATION
      Depreciation and amortization in 1996 decreased to $10.4 million from $10.7 million in 1995. The decrease was due to capitalized start-up costs, and consulting and non-compete agreements originating prior to 1996, becoming fully amortized during the year.

PROVISION FOR INCOME TAXES
      The provision for income taxes as a percentage of income from continuing operations before taxes decreased to 39 percent in 1996 from 40 percent in 1995. The decrease in the effective tax rate was due to a reduction in non-tax deductible expenses as a percentage of pre-tax income.

DISCONTINUED OPERATIONS
      The Company entered into an agreement on March 18, 1997 with PETNet Partners, LLC, an affiliate of the Company's former joint venture partner CTI, Inc. which provided for the sale of the Company's interest in P.E.T.Net(TM) Pharmaceutical Services(TM), LLC ("P.E.T.Net"). PETNet Partners, LLC purchased the Company's interest and assumed all liabilities of the venture for a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Additionally, as a part of this agreement Syncor became the preferred distributor of positron emission tomography isotopes for all existing and future P.E.T.Net sites and has exclusive distribution rights for cyclotrons, manufactured by CTI, Inc., in Taiwan for two years. All costs associated with the Company's operation and disposal of its interest in P.E.T.Net from December 31, 1996 to March 18, 1997 have been included in the results of operations for 1996.

LIQUIDITY AND CAPITAL RESOURCES
      In 1997, total cash and investments, which includes cash and cash equivalents and short and long-term investments, increased to $29.3 million from $27.7 million at December 31, 1996. The Company's total debt position of $21.3 million was $11.4 million higher than the total debt position at December 31, 1996. The increase in debt is the result of a term loan in the amount of $6.5 million to finance the acquisition of Golden Pharmaceuticals, $3.4 million for MRI imaging equipment associated with its Syncor Diagnostics, LLC joint venture and a $3.6 million ESSOP loan. Working capital decreased by $0.8 million to $34.7 million at December 31, 1997, compared to $35.5 million at December 31, 1996. Days sales outstanding on accounts receivable increased to 51 days at December 31, 1997, compared to 50 days at December 31, 1996.
      The Company's core business is not capital intensive and as new products become available, the capital requirements to accommodate these products will be minimal. However, the Company is making a significant investment in its nuclear pharmacy business both within the United States and internationally. Additionally, in early 1998, the Company acquired new businesses in the field of medical diagnostic imaging (See Note 14 in the Notes to Consolidated Financial Statements). The field of medical imaging is more capital intensive than the Company's core radiopharmacy business and an increase in capital expenditures is anticipated as a result of this new business opportunity.
      The Company believes sufficient internal and external capital sources exist to fund operations and expansion. At December 31, 1997, the Company had unused lines of credit of approximately $18.1 million to fund short-term needs. On January 5, 1998, a new credit line facility became effective in the amount of $75 million. This new credit line will be used to fund working capital and acquisitions.

YEAR 2000
      The Company has developed a plan to address issues related to the impact on its computer systems of the year 2000. Financial and operational systems have been assessed and plans have been developed to address systems modification requirements which are expected to be completed in 1999.
The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operation or cash flows.

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

CONSOLIDATED BALANCE SHEETS

                                                     December 31     December 31
(In thousands except per share data)                        1997            1996
_________________________________________________________________________________
ASSETS
Current Assets:
      Cash and cash equivalents                       $  25,538       $  25,214
      Short-term investments                              2,583           1,258
      Accounts receivable, less allowances for
            doubtful accounts of $1,040 and $911,
            respectively                                 54,972          51,964
      Inventory                                           5,574           7,827
      Net assets of discontinued operations                   -           1,198
      Prepaids and other current assets                   3,913           5,519
                                                     ___________________________
            Total current assets                         92,580          92,980

Marketable investment securities                           1,180           1,239
Property and equipment, net                               28,870          21,532
Excess of purchase price over net assets acquired,
      net of accumulated amortization of
      $5,354 and $4,783, respectively                    14,319          14,207
Other                                                     27,614          15,605
                                                     ___________________________
                                                        $164,563        $145,563
                                                     ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Accounts payable                                $  34,755       $  38,851
      Accrued liabilities                                 4,353           3,249
      Accrued wages and related costs                    13,680          10,757
      Federal and state taxes payable                     1,129           2,284
      Current maturities of long-term debt                3,978           2,324
                                                     ___________________________
            Total current liabilities                    57,895          57,465
                                                     ___________________________

Long-term debt, net of current maturities                 17,332          7,595
Deferred compensation                                      1,969          1,971

Stockholders' Equity:
      Common stock $.05 par value; authorized
      20,000 shares; issued 11,435 and 11,341 shares
      at December 31, 1997 and 1996, respectively           572             567
      Additional paid-in capital                         55,061          53,072
      Unrealized loss on investments                        (17)            (27)
      Employee savings and stock ownership loan
            guarantee                                    (6,741)         (4,544)
      Foreign currency translation adjustment              (313)           (157)
      Retained earnings                                  51,329          40,234
      Treasury stock, at cost, 1,356 shares and
            1,126 shares at December 31, 1997 and
            1996, respectively                          (12,524)        (10,613)
                                                     ___________________________
                  Total stockholders' equity          $  87,367       $  78,532
                                                     ___________________________
                                                      $ 164,563       $ 145,563
                                                     ===========================

See accompanying Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENTS OF INCOME


                                                       Year Ended    Year Ended
  Year Ended
                                                      December 31   December 31
 December 31
(In thousands except per share data)                         1997          1996
        1995
______________________________________________________________________________
________________
Net sales                                                $380,563      $366,447
    $331,435
Cost of sales                                             290,398       286,254
     257,809

______________________________________________
      Gross profit                                         90,165        80,193
      73,626
Operating, selling and administrative expenses             67,214        61,151
      55,370
Depreciation and amortization                               9,939        10,385
      10,746

______________________________________________
      Operating income                                     13,012         8,657
       7,510

Other income (expense):
      Interest income                                       1,324         1,703
       1,227
      Interest expense                                     (1,207)         (845)
       (743)
      Other, net                                            3,826         1,796
         313

______________________________________________
Other income, net                                           3,943         2,654
         797

Income from continuing operations before income taxes      16,955        11,311
       8,307
Provision for income taxes                                  6,923         4,411
       3,323

______________________________________________

Income from continuing operations                          10,032         6,900
       4,984

Discontinued operations, net of taxes                       1,063        (2,264)
       (315)

______________________________________________
Net income                                                 11,095         4,636
       4,669

==============================================

Net income per share - basic
      Income from continuing operations                   $  1.00      $    .66
    $    .48
      Discontinued operations, net of taxes                   .11         (.22)
       (.03)

______________________________________________
      Net income                                          $  1.11      $    .44
    $    .45

==============================================

      Weighted average shares outstanding                   9,998        10,424
      10,341

==============================================

Net income per share - diluted:
      Income from continuing operations                   $   .98      $    .65
    $    .48
      Discontinued operations, net of tax benefit             .10         (.21)
       (.03)

______________________________________________
      Net income                                          $  1.08      $    .44
    $    .45

==============================================

      Weighted average shares outstanding                  10,282        10,629
      10,481

==============================================

See accompanying Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                       Employee
                                                                      Savings &
                                                                          Stock      Foreign
                                              Additional  Unrealized  Ownership     currency                          Total
                               COMMON STOCK      Paid-In     loss on       Loan  Translation Retained Treasury Stockholders'
In thousands                  Shares   Amount    Capital Investments  Guarantee   Adjustment  Earnings   Stock       Equity
________________________________________________________________________________________________________________________
_________
Balance at December 31, 1994  10,320     $529    $46,508      $ (52)   $(1,934)       $  133   $30,929  $(2,263)   $73,850
Issuance of common stock          92        4        550                                                               554
Issuance of treasury stock       250                  50                                                  2,263      2,313
Tax benefit from the exercise
      of stock options                               61                                                                 61
Unrealized gain on investments                                   28                                                     28
Foreign currency translation
      adjustment                                                                       (238)                         (238)
ESSOP loan guarantee                                                    (2,313)                                     (2,313)
Reacquisition of common stock
      for treasury             (250)                                                                     (1,911)    (1,911)
Amortization of loan guarantee                                           1,249                                       1,249
Net income                                                                                       4,669               4,669
________________________________________________________________________________________________________________________
______
Balance at December 31, 1995  10,412      533     47,169        (24)    (2,998)         (105)   35,598    (1,911)   78,262
Issuance of common stock         679       34      4,268                                                             4,302
Issuance of treasury stock       250                 (72)                                                  2,854     2,782
Tax benefit from the exercise
      of stock options                            1,707                                                              1,707
Unrealized loss on investments                                   (3)                                                   (3)
Foreign currency translation
      adjustment                                                                        (52)                 (52)
ESSOP loan guarantee                                                    (2,781)                                    (2,781)
Reacquisition of common stock
      for treasury           (1,126)                                                                    (11,556)  (11,556)
Amortization of loan guarantee                         1,235                                                        1,235
Net income                                                                                       4,636              4,636
________________________________________________________________________________________________________________________
______
Balance at December 31, 1996  10,215     $567        $53,072   $(27)   $(4,544)        $(157)  $40,234  $(10,613) $78,532
Issuance of common stock          94        5          1,754                                                        1,759
Issuance of treasury stock       250                                                                       2,599    2,599
Tax benefit from the exercise
      of stock options                                  235                                                           235
Unrealized gain on investments                                   10                                                    10
Foreign currency translation
      adjustment                                                                       (156)                         (156)
ESSOP loan guarantee                                                    (3,563)                                    (3,563)
Reacquisition of common stock
      for treasury             (480)                                                                     (4,510)   (4,510)
Amortization of loan guarantee                                           1,366                                       1,366
Net income                                                                                      11,095              11,095
________________________________________________________________________________________________________________________
______
Balance at December 31, 1997  10,079     $572        $55,061   $(17)   $(6,741)        $(313)  $51,329  $(12,524)  $87,367
========================================================================================================================
======

See accompanying Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Year Ended    Year Ended    Year Ended
                                                            December 31   December 31   December 31
(In thousands)                                                     1997          1996          1995
____________________________________________________________________________________________________
Cash flows from operating activities
Net income                                                     $11,095       $ 4,636       $ 4,669
Adjustments to reconcile net income to net cash provided by
      operating activities:
            Depreciation and amortization                        9,939        10,385        10,746
            Provision for losses on receivables                    129          (186)          (57)
            Amortization of loan guarantee                       1,366         1,235         1,249
            Decrease (increase) in:
                  Accounts receivable                          (3,127)         (923)         (838)
                  Inventory                                     2,336        (2,674)          260
                  Prepaids and other current assets             1,699        (3,220)          650
                  Net assets of discontinued operations         1,198        (1,198)            -
                  Other assets                                 (8,368)       (4,833)       (1,504)
            Increase (decrease) in:
                  Accounts payable                             (4,012)        5,553        (5,892)
                  Accrued liabilities                             998           220           100
                  Accrued wages and related costs               2,927           695         4,509
                  Federal and state taxes payable                (931)        3,236           816
                  Deferred compensation                            (2)        1,107           864
                                                      _____________________________________________
            Net cash provided by operating activities           15,137        14,033        15,572

Cash flows from investing activities:
            Purchase of property and equipment, net            (10,889)       (8,107)       (3,784)
            Payments for acquisitions                           (6,550)            -        (3,150)
            Net decrease (increase) in short-term investments   (1,323)        1,038        (2,066)
            Net decrease (increase) in long-term investments        59             2           (31)
            Unrealized gain (loss) in investments                   10            (3)           28
                                                      _____________________________________________
            Net cash used in investing activities:             (18,693)       (7,070)       (9,003)

Cash flows from financing activities:
            Issuance of common stock                             1,759         4,302           554
            Issuance of treasury stock                           2,599         2,782         2,313
            Reacquisition of common stock                       (4,510)      (11,556)       (1,911)
            Increase in ESSOP loan guarantee                    (3,563)       (2,781)       (2,313)
            Proceeds from long-term debt                        10,634         4,930         3,663
            Repayment of long-term debt                         (2,807)       (2,435)       (3,547)
                                                      _____________________________________________
            Net cash provided by (used in) financing activities  4,112        (4,758)       (1,241)
                                                      _____________________________________________

Net decrease in cash and cash equivalents                          (324)        2,205         5,328

Effect of exchange rate on cash                                       -           (13)          (67)

Cash and cash equivalents at beginning of period                 25,214        23,022        17,761
                                                      ______________________________________________

Cash and cash equivalents at end of period                      $25,538       $25,214       $23,022
                                                      ==============================================

During 1997, the Company financed capital expenditures totaling $3,414, through issuance of capital leases and issued a $150 promissory note in conjunction with an acquisition.

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

2. ACQUISITIONS AND DISCONTINUED OPERATIONS

      In November 1995, the Company acquired all the assets and certain contracts of Pyramid Diagnostic Services, Inc. (Pyramid), a radiopharmaceutical chain that competed directly with existing Syncor sites in the Midwest and Southeast regions of the United States. The acquisition was pursuant to a Tennessee bankruptcy court decision to approve the sale of the assets, and the assumption and assignment of certain contracts to the Company for $3.15 million in cash. The purchase culminated eight months of legal proceedings involving allegations against some of Pyramid's business practices, which the Company claimed were illegal. The Company closed five of the acquired radiopharmacies and incorporated the remaining three sites into Syncor's nationwide distribution network. This transaction has been accounted for as a purchase and the purchase price was allocated to fixed assets, non-compete and consulting agreements, customer lists and goodwill. In conjunction with the bankruptcy settlement, the Company received from Pyramid $.3 million in 1996 and $2.8 million in the first two quarters of 1997. These amounts have been recorded in "Other Income" in the Consolidated Statements of Income.
      In March 1997, the Company acquired certain assets of Golden Pharmaceuticals, Inc. relating to Iodine-123, including the building and equipment used to manufacturer Iodine-123 and the approved New Drug Application for Iodine-123 capsules, for $6.5 million in cash and a promissory note for $150,000. This transaction has been accounted for as a purchase.
      The results of operations related to the above transactions are included in the Company's consolidated financial statements from the effective acquisition dates. Pro forma information is not presented since the acquisitions were not material to the accompanying consolidated financial statements.
      On May 6, 1997, the Company completed the sale of its interest in P.E.T.Net(TM) Pharmaceutical Services(TM), LLC ("P.E.T.Net") to PETNet Partners, LLC, an affiliate of the Company's former joint venture partner CTI, Inc. Consideration received included a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Additionally, Syncor is the preferred distributor of positron emission tomography isotopes for all existing and future P.E.T.Net sites and has exclusive distribution rights for cyclotrons, manufactured by CTI, Inc., in Taiwan for two years. All costs associated with the Company's operation and disposal of its interest in P.E.T.Net from December 31, 1996 to March 18, 1997, the date the sale agreement was entered into were included in the results of operations for 1996. The Company recorded a gain on sale of the discontinued operations of approximately $1.1 million, net of taxes of $0.7 million, during 1997.

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

      Marketable investment securities consist of:

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

6. LONG TERM DEBT

The Company's long-term debt was as follows:

                                                                       December 31    December 31
(In thousands)                                                                1997           1996
__________________________________________________________________________________________________
Capital lease obligations, payable in varying installments
      through 2003, with interest rates ranging from 10%to 12%           $  4,094       $  1,112
Notes payable, unsecured, payable in installments through 2012,
      with effective interest rates ranging from 6% to 12.75%               1,160            886
Notes payable, unsecured, payable in installments through 2001, with a floating interest rate of either the lower of prime,
      LIBOR plus .75%, 6.66% and 6.57% at December 31, 1997 and 1996        6,741          4,544
Notes payable, secured, payable in installments through 2003, with a non-interest bearing rate, net of unamortized discount at 6% to 10% of $384 and $600 at December 31, 1997
      and 1996, respectively                                                2,815          3,377
Note payable, unsecured, payable in installments through 2002, with a floating interest rate of LIBOR plus .95%, 6.80%
      at December 31, 1997                                               $  6,500        $     -
___________________________________________________________________________________________________
Total debt                                                                  21,310          9,919
Less current maturities of long term debt                                    3,978          2,324
___________________________________________________________________________________________________
Long term debt, net of current maturities                                  $17,332        $ 7,595
===================================================================================================
<TABLE/>
At December 31, 1997, long-term debt maturing over the next five years is as follows: 1998, $3,978; 1999, $3,667; 2000, $3,753; 2001, $3,481; 2002, $5,719
and $712 thereafter.
      Interest paid was $1,205, $834 and $666 for the years ended December 31,
1997, 1996 and 1995.


7. INCOME TAXES

      Total income tax expense for the years ended December 31, 1997 and 1996 was allocated as follows:

                                                                  YEAR ENDED     YEAR ENDED
                                                                 December 31    December 31
(In thousands)                                                          1997           1996
____________________________________________________________________________________________
Income from continuing operations                                     $6,923         $4,411
Stockholders' equity for compensation expense for tax purposes
      in excess of amounts recognized for financial reporting          (235)        (1,707)
____________________________________________________________________________________________
                                                                      $6,688         $2,704
============================================================================================
/TABLE

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
====================================================================

The amounts differed from the amounts computed by applying the federal income tax rate of 35 percent to pretax income from continuing operations as a result of the following:

                                                                YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                               December 31    December 31    December 31
(In thousands)                                                        1997           1996           1995
_________________________________________________________________________________________________________
Federal income taxes at "expected" rate                            $5,935         $3,959         $2,907
      Increase (reduction) in income taxes resulting from:
            Meals and entertainment                                   213            188            161
            Tax exempt interest                                      (109)          (106)          (117)
            Amortization of intangible assets                         143            143            143
State taxes, net of Federal benefit                                   650            490            403
Utilization of general business credits                              (235)          (228)          (201)
Other                                                                 326            (35)            27
__________________________________________________________________________________________________________
                                                                   $6,923         $4,411         $3,323
==========================================================================================================

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996, are presented below:

                                                                     December 31   December 31
(In thousands)                                                              1997          1996
_______________________________________________________________________________________________
Deferred tax assets:
Compensated absences, principally due to accrual
      for financial reporting purposes                                    $1,492        $1,330
Accounts receivable, due to allowance for doubtful accounts                  400           355
Accrued liabilities, primarily due to self-insurance accrual for
      financial reporting purposes                                         1,052           941
Deferred compensation, due to accrual for financial reporting purposes     2,507         1,338
Covenant not to compete due to difference in amortization                    522           397
Plant and equipment, due to difference in depreciation                     1,008           467
Deferred start-up expenses                                                   389           428
Other                                                                        244           641
Total gross deferred tax asset                                             7,614         5,897

Deferred tax liabilities:
Long-term lease due to capitalization for financial reporting purposes       625           487
Goodwill due to difference in amortization                                    74            57
Other                                                                        384             0
Total gross deferred tax liabilities                                       1,083           544
      Net deferred tax asset                                              $6,531        $5,353

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

9. STOCK OPTIONS AND RIGHTS

      Options to purchase common stock have been granted under various plans to officers, directors and other key employees at prices equal to the fair market value at date of grant. An aggregate of 1,926,600 shares of stock have been authorized for issuance under the various plans as of December 31, 1997. Options are generally exercisable at a rate of 25 percent per year beginning one year from the date of grant and expire ten years after the date of grant. At December 31, 1997, 515,922 shares are reserved for issuance under the various plans.
      The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $5.74, $6.96 and $5.27, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997 - expected dividend yield of 0%; risk-free interest rate of 5.71%; expected volatility of 61.1% and an expected life of
5.26 years; 1996 - expected dividend yield of 0%; risk-free interest rate of 6.21%; expected volatility of 60.1% and an expected life of 5.10 years; 1995 - expected dividend yield of 0%; risk-free interest rate of 5.37%; expected volatility of 60.1% and an expected life of 5 years.
      The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS
No. 123, the Company's net income would have been reduced to the pro forma amounts indicated in the following table:

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

      Pro forma net income reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

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

10. EMPLOYEE BENEFIT PLANS

      On July 31, 1986, the Company adopted a defined contribution 401(k) plan. The plan is open to all employees who are at least 21 years of age and have a minimum of twelve consecutive months of service. In 1989, the Company's Board of Directors amended the plan to an Employees Savings and Stock Ownership Plan (ESSOP) to allow the plan to acquire one million of the Company's shares through a leveraged employee stock ownership plan transaction. In June 1995, September 1996, and August 1997, an additional 750,000 shares, in total, which were purchased in the open market were contributed to the plan. These shares were originally classified as "treasury stock." The contributions totaled $8,657 and reflected the fair market value at the time of contribution. In connection with these transactions, the Company has made a loan to the ESSOP. The ESSOP loan had an outstanding balance of $6,741, at December 31, 1997.
      Under the ESSOP, participants may contribute one percent to fourteen percent of their compensation to 401(k) investment options and an additional two percent of their compensation to purchase Company stock. The Company makes matching contributions to 50 percent of the employees' 401(k) investment contributions of up to a maximum of four percent of the employees' compensation and may make matching contributions to 100 percent of the employees' Company stock purchases up to two percent of the employees' compensation. The Company's matching contribution is made in cash and reflects the ESSOP loan payment. The number of shares of stock available to match employee contributions is directly related to the amount of principal payments made on the ESSOP loan. Once the number of available shares is determined, the Company matches the employees' contributions as described above by determining the fair market value of the available stock. The remainder of any shares not allocated after all matching is complete will be allocated to all eligible employees based on relative compensation.
      Participants are fully and immediately vested in their contributions and vest in employer contributions over a five-year period of continuous employment. After five years of continuous employment, any further employer contributions are fully and immediately vested. The Company's contributions for the years ended December 31, 1997, 1996 and 1995 amounted to $1,625, $1,444 and $1,433 of which $1,366, $1,235 and $1,249 were used to pay down principal on the ESSOP loan and $259, $209, and $184, to pay interest.

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

      The reconciliations of the numerators and denominators of the basic and diluted earnings per share computations are as follows:

                           FOR THE YEAR ENDED                 FOR THE YEAR ENDED                FOR THE YEAR ENDED
                            DECEMBER 31, 1997                  DECEMBER 31, 1996                 DECEMBER 31, 1995
______________________________________________________________________________________________________________________________
                                                     PER                                PER                                PER
                            INCOME        SHARES   SHARE       INCOME        SHARES   SHARE       INCOME        SHARES   SHARE
                       (NUMERATOR) (DENOMINATOR)  AMOUNT  (NUMERATOR) (DENOMINATOR)  AMOUNT  (NUMERATOR) (DENOMINATOR)  AMOUNT
______________________________________________________________________________________________________________________________
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
                                                   =====                              =====                              =====

Options to purchase 45,000 shares of common stock at prices ranging from $18.25 to $21.88 were outstanding during 1997, but were not included in the computation of diluted EPS at December 31, 1997 because the option's exercise prices were greater than the average market price of the common shares.

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

13. SELECTED QUARTERLY RESULTS OF OPERATIONS

      Unaudited calendar quarterly information is summarized below:

(IN THOUSANDS, EXCEPT PER SHARE DATA)             MARCH 31    JUNE 30  SEPTEMBER 30  DECEMBER 31    1997
___________________________________________________________________________________________________________
Net sales                                          $93,084    $98,187     $94,493      $94,799    $380,563
Gross Profit                                       $20,116    $23,854     $22,260      $23,935    $ 90,165
Net income from continuing operations              $ 3,346    $ 3,237     $ 1,754      $ 1,695    $ 10,032
Net income per share from continuing operations:
      Basic                                       $  0.33    $  0.33     $  0.18      $  0.17    $   1.00
      Diluted                                     $  0.32    $  0.33     $  0.17      $  0.16    $   0.98
Net income                                        $ 3,346    $ 4,300     $ 1,754      $ 1,695    $ 11,095
Net income per share:
      Basic                                       $  0.33    $  0.44     $  0.18      $  0.17    $   1.11
      Diluted                                     $  0.32    $  0.44     $  0.17      $  0.16    $   1.08
Weighted average shares outstanding:
      Basic                                        10,168      9,829       9,920       10,074       9,998
      Diluted                                      10,359      9,870      10,323       10,574      10,282
============================================================================================================
Market price per share
      High                                        $ 13.63    $ 10.88     $ 17.25      $ 17.44    $  17.44
      Low                                         $  8.63    $  7.50     $ 10.13      $ 14.88    $   7.50
============================================================================================================

(IN THOUSANDS, EXCEPT PER SHARE DATA)             MARCH 31    JUNE 30  SEPTEMBER 30  DECEMBER 31    1996
___________________________________________________________________________________________________________
Net sales                                         $92,021    $93,296     $90,254      $90,876    $366,447
Gross Profit                                      $20,220    $21,749     $18,653      $19,571    $ 80,193
Net income from continuing operations             $ 1,826    $ 2,647     $ 1,390      $ 1,037    $  6,900
Net income per share from continuing operations:
      Basic                                       $  0.18    $  0.26     $  0.13      $  0.10    $   1.66
      Diluted                                     $  0.17    $  0.25     $  0.13      $  0.10    $   0.65
Net income                                        $ 1,706    $ 2,304     $   472      $   154    $  4,636
Net income per share:
      Basic                                       $  0.16    $  0.22     $  0.04      $  0.01    $   0.44
      Diluted                                     $  0.16    $  0.22     $  0.04      $  0.01    $   0.44
Weighted average shares outstanding:
      Basic                                        10,413     10,282      10,677       10,325      10,424
      Diluted                                      10,468     10,636      10,944       10,468      10,629
============================================================================================================
Market price per share
      High                                        $  7.13    $ 16.63     $ 15.13      $ 13.38    $  16.63
      Low                                         $  6.25    $  6.69     $ 10.38      $  8.31    $   6.25
============================================================================================================

14. SUBSEQUENT EVENTS

      In January 1998, Syncor acquired a medical imaging business from National Diagnostic Services, Inc. and an affiliate ("NDS"). The purchase price for the acquisition was $12 million including the assumption of $4.8 million in debt. The acquired business included nine medical imaging centers owned or managed by NDS. This transaction will be accounted for as a purchase.
      Also in January 1998, a subsidiary of Syncor merged with and into TME, Inc., a company based in Houston, Texas, pursuant to which TME, Inc. became a wholly-owned subsidiary of Syncor. TME owns, operates and/or manages free-standing medical imaging centers through joint ventures and partnerships. It has 20 facilities in its network, with five additional facilities in development. As consideration for the merger, Syncor paid $14.5 million in cash to TME's stockholders. This transaction will be accounted for as a purchase.
      In January 1998, Syncor announced the proposed acquisition of the medical imaging business of International Magnetic Imaging, Inc., a subsidiary of Consolidated Technology Group Ltd. The business to be acquired includes ten outpatient medical imaging centers and an imaging referral network operating in 35 states. The purchase price for the acquisition is expected to be $20.5 million, plus the assumption of approximately $21 million in liabilities and trade payables. The acquisition is expected to close in the second quarter 1998 and will be accounted for as a purchase.
INDEPENDENT AUDITORS' REPORT

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

/s/ KPMG Peat Marwick LLP
___________________________
KPMG Peat Marwick LLP
Los Angeles, California,
February 25, 1998

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

[There is a group photo of Syncor's Board of Directors on this page.]

Syncor's Board of Directors:
(from left to right) George S. Oki, Gail R. Wilensky, PhD., Steven B. Gerber, Arnold E. Spangler, Henry N. Wagner, Jr., MD, Monty Fu, and Robert G. Funari.

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