Form 10-K, Exhibit 13
period 1999-12-31
SYNCOR INTERNATIONAL CORP /DE/
filed 2000-03-30
CIK 202763

SYNCOR INTERNATIONAL CORPORATION 1999 ANNUAL REPORT

Outside Front Cover:
[Photo of a Syncor Investor stating "I depend on my investments for income. I've been showing my granddaughter how I select companies that are good values because of their products, services and solid growth records.
We picked Syncor, based on the evidence, and feel sure this company will be here as she's growing up."]

Inside Front Cover:
[Corporate Profile and Financial Highlights]


CORPORATE PROFILE

Syncor International Corporation, a high-technology healthcare services company, is the world's leading provider of radiopharmaceuticals and comprehensive nuclear pharmacy services and also one of the nation's leading providers of medical imaging services.

Syncor pioneered the outsourcing of radiopharmacy services in 1974. Through its core specialized pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in more than 7,000 hospitals and outpatient clinics. Syncor distributes these time-critical products in patient-specific doses through an integrated network of strategically located pharmacies: 123 domestic and 17 international. This network also provides nuclear medicine management and information services.

Syncor entered the $48 billion medical imaging services market in 1997 and now owns or operates 42 medical imaging centers in selected metropolitan areas in 11 states through Comprehensive Medical Imaging, Inc. ("CMI"). In 1998, Syncor also began expanding its medical imaging business into international markets, and now owns or operates 7 medical imaging centers outside of the U.S. through Syncor Overseas Ltd.

In 1997, Syncor's management committed to profitably grow revenues from the Company's healthcare businesses from $381 million to $600 million by 2001. Management also committed to double earnings per share over the same period. In late 1999 - more than halfway to these goals - management extended its commitment by establishing new sales and earnings growth objectives for the year 2003.

HERE'S WHAT AN EXPERT SAYS:

"Syncor is the only healthcare services company that has a 50 percent market share in its principal business, a 7 to 10 percent pricing premium in that business, and a bottom line that's growing faster than the top. Syncor continues to be a winning investment story. It's as simple as that".

[Photo of Larry Marsh, Senior Analyst, Lehman Brothers, New York.]

Syncor's sales are growing twice as fast as our industry sector.
There's a Bar Chart drawn on Syncor Net Sales 1995 - 1999

Syncor's net income is growing more than twice as fast as sales.
There's a Bar Chart drawn on Syncor Net Income from Continuing
Operations 1995 - 1999

We are proud to be consistently increasing Syncor's value.
There's a Bar Chart drawn on Syncor Earnings per Diluted Share
Continuing Operations 1995 - 1999

Syncor's stock price reached our targets for 1998 and 1999.
There's a Bar Chart drawn on Syncor Stock Price Range 1995 - 1999


FINANCIAL  HIGHLIGHTS

                                                       Year Ended    Year Ended    Year Ended
                                                      December 31,  December 31,  December 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                        1999          1998          1997
______________________________________________________________________________________________
Net sales                                                $520,309      $449,023      $380,563

Net income - continuing operations                       $ 19,221      $ 13,931      $ 10,032

Net income per basic share - continuing operations       $   1.65      $   1.30      $   1.00

Net income per diluted share - continuing operations     $   1.51      $   1.23      $   0.98

Cash, cash equivalents and marketable securities         $ 23,073      $ 19,722      $ 29,301

Cash generated by operations                             $ 40,888      $ 33,604      $ 22,529

TO OUR  STOCKHOLDERS:

We are delighted to report that Syncor's results for 1999 were outstanding, meeting or exceeding the commitments we made two years ago. These commitments were to profitably grow Syncor from a $381 million business to a $600 million business by 2001 and to enhance the Company's stockholder value by doubling earnings per share over the same four-year period. We also committed to certain stock price targets: $20 in 1998, $25 in 1999, $34 in 2000, and $43 in 2001.

By year-end 1999, Syncor had covered more than half the distance to these goals. The Company's revenues topped $520 million, 10.6 percent of which were generated by our new business, medical imaging services. As for stockholder value, 1999 earnings per diluted share were $1.51, up 23 percent from $1.23 in 1998, and the stock price at the December 31 market close was $29.13. In other words, we have been keeping our commitments and then some. Moreover, we have achieved these results in a very difficult and troubled healthcare services industry environment.

Syncor has performed so well that we recently extended our 1997 commitments through the year 2003. Our new objective is to make Syncor a billion-dollar high-technology healthcare services company by 2003 and to increase earnings per share by 357 percent over the same period. Consequently, our theme for this annual report is COMMITMENTS MADE, COMMITMENTS KEPT, COMMITMENTS RENEWED.

Sounds good, but can we deliver? Will our actions yield the results we have committed to achieve? How do we know we can sustain
Syncor's winning performance in an industry whose recent performance has ranged from lackluster to downright poor?

To begin with, we know we can deliver because our management is exceptionally well motivated. Syncor is the only company in our industry that has linked 60 percent of its management team's income to the price performance of its stock. In other words, if Syncor's stock price does not meet management's commitments, we do not receive our long-term bonus - but that's only part of the story.

Our confidence also stems from having taken steps to ensure that Syncor's corporate strategy is focused on the three actions that enable a company to compete successfully for investor "mind-share" and attract investment dollars:

  1)  choosing the right business opportunities,
  2)  building the right business model for each opportunity, and
  3)  attracting and retaining the right partners.

The focus of this annual report is on how Syncor measures up to these criteria. We provide this information to illustrate that the Company's success to date is no accident but rather the result of careful planning and an unwavering commitment to results. We also want you to know that we will never stop holding ourselves accountable for Syncor's performance. That's just who we are. We thank you for your continued support.


/s/ Monty Fu
    Monty Fu, Chairman of the Board


/s/ Robert G. Funari
    Robert G. Funari, President and Chief Executive Officer

March 30, 2000

THE RIGHT OPPORTUNITIES

To create stockholder value, a company needs to carefully select the business opportunities that it will pursue. For Syncor, the right kind of opportunity is a healthcare services market that is both growing and in need of something that the Company is well positioned to provide.

Our founder, nuclear pharmacist Monty Fu, identified the first of Syncor's opportunities in 1974. At that time, hospital nuclear medicine departments typically operated their own in-house compounding and dispensing facilities. Monty's concept that time-critical radiopharmaceuticals could be distributed more accurately and economically through a network of independent, offsite radiopharmacies launched what has become an $850 million services industry. Today, more than 90 percent of nuclear medicine's patient doses are compounded offsite - and Syncor enjoys an approximate 52 percent share of the market it pioneered.

[There's a Pie Chart drawn on Syncor Radiopharmacy Industry Revenue Sources]

Additional opportunities for Syncor arrive constantly via technological advances that are expanding nuclear medicine's applications. While diagnostic cardiac imaging continues to be the leading application (currently accounting for approximately 60 percent of all radiopharmaceutical procedures), therapeutic applications are gaining ground, chiefly in the area of oncology.

A good example is brachytherapy, the implantation of radioactive "seeds" in close proximity to malignant tumors. Brachytherapy is used as an alternative to surgical removal of the prostate gland in certain stages of prostate cancer. In December 1999 and January 2000 respectively, Syncor received approval from the Food and Drug Administration to market its Pharmaseed(TM) Iodine-125 and Palladium-103 radioactive seeds for the localized treatment of prostate cancer. In the United States, more than 180,000 cases of prostate cancer are diagnosed annually.

Advancing technology is also playing a major role in the wider acceptance and increasing availability of positron emission tomography (PET), a highly sensitive nuclear imaging technique that enables cancer patients to avoid unnecessary surgeries. Technical advances have both broadened PET's capabilities and improved the affordability of this technique. In a related development, the Health Care Financing Administration (HCFA), the agency that sets reimbursement policy for Medicare, began approving coverage for PET indications in 1998. As a result of these technological and policy developments, more than 200 sites nationwide are now offering PET, compared with fewer than 80 in 1995.

In December 1999, Syncor became the exclusive distributor of PET radiopharmaceuticals produced at the County USC Medical Center in Los Angeles, thereby adding to Syncor's PET distribution capabilities through existing arrangements with Massachusetts General Hospital and PETNet Partners, LLC. This year, the Company expects to announce similar arrangements with large medical institutions across the nation as they introduce PET radiopharmaceutical production and imaging capabilities. All of these distribution arrangements will utilize and leverage Syncor's tungsten based patented PETPig(TM) delivery systems. Imaging centers owned or operated by CMI will also begin offering PET imaging in selected markets later this year.

[There's a Pie Chart drawn on Syncor Sales by Business Segment]

Tremendous growth opportunities for both of the Company's current businesses - radiopharmaceutical distribution services and medical imaging - also exist overseas. Syncor's international subsidiary, Syncor Overseas Ltd., continues to increase its radiopharmacy network. Syncor is now the leading provider of radiopharmacy services in Taiwan and is establishing radiopharmacy strongholds in China and other locations throughout Asia as well as in Australia, Colombia, Israel, Mexico, New Zealand, Puerto Rico and South Africa. Syncor also provides medical imaging services in Puerto Rico, New Zealand, and Taiwan and is manufacturing brachytherapy seeds in Shanghai, China.

By the end of 2001, Syncor plans to have operations in 20 countries and has committed to grow its overseas sales from $10 million to $100 million by 2003.

THE RIGHT BUSINESS MODEL

A second essential step in creating stockholder value is having a business model that provides superior value to the customer and strongly differentiates the Company from its competitors. The right business model must also be scalable and sustainable.

DIFFERENTIATION refers to a company's ability to be perceived as different from and superior to its competition. We know that Syncor's pharmacy services business is perceived as superior because our customers are willing to pay premium prices for the products and services we provide. Customers are willing to pay premium prices because of our unconditional guarantee -- The Service Difference(R) Guarantee -- that we will deliver the right radiopharmaceutical dose to the right place at the right time. And we do, more than six million times a year to more than 7,000 customers.

[There's a map of Syncor U.S. Radiopharmacy Locations]

Syncor's pharmacy services business also differentiates itself through its proprietary patented SECURE(R) Safety Inserts, its SYNtrac(TM) and UDM(TM) nuclear medicine department management systems, and its radiopharmaceutical delivery systems such as the PETPig(TM). Our commitment to improving the practice of nuclear medicine has made Syncor the standard-setter in the healthcare industry's most heavily regulated environment.

CMI also provides numerous opportunities for differentiation, chiefly through operational and clinical standardization. CMI intends to achieve technological superiority through investments in both clinical equipment and an enterprise-wide operating and information management system that will ensure consistency in the Company's operational and clinical processes. The system, scheduled to begin implementation by year's end, is expected to enable CMI to increase efficiencies, significantly leveraging its overhead infrastructure. As this business grows, CMI will also differentiate itself on a market-by-market basis by selectively offering advanced imaging techniques - such as PET procedures - in addition to the more prevalent MRI and CT procedures currently provided at the imaging centers.

SCALABILITY refers to a company's ability to expand its opportunity-based business models and apply them in multiple markets, both domestic and international. The best example of Syncor's scalability is the way in which the same operational discipline that has made the Company an industry leader is being applied to our new medical imaging and overseas businesses. The result: both of these operations became profitable in 1999 and together are expected to be contributing one-third of Syncor's bottom line by 2001.

SUSTAINABILITY is a company's ability to maintain its competitive advantage by anticipating and adapting to changes in the marketplace. Syncor is growing both larger and more sustainable through carefully planned diversification and expansion. For example, Syncor Overseas developed a leadership position as a radiopharmacy services provider in Taiwan before branching into related services, including managing nuclear medicine departments for hospitals and producing PET radiopharmaceuticals. In China, Syncor Overseas will manufacture brachytherapy seeds in the same facility in Shanghai that houses its radiopharmacy operation.

[There's a map of Syncor U.S. Medical Imaging Locations]

Our medical imaging business, CMI, plans not only to sustain its significant annual sales growth rate but more importantly to strategically increase its share position in selected markets. CMI expects to achieve its objectives through a combination of growth in revenues from current operations and the balance through strategic acquisitions. In 1999, CMI acquired eight imaging centers in California and Arizona. Three of the new centers are located in the high desert sector of Southern California's San Bernardino County, which is part of Southern California's "Inland Empire" - one of the nation's fastest-growing metropolitan areas. By the end of the year, CMI expects to be the largest single provider of outpatient diagnostic imaging services in this market.

CMI also intends to sustain its growth by leveraging Syncor's existing relationships with hospitals into strategic alliances for providing imaging services on an outsourced basis.


THE RIGHT PARTNERS

Syncor is a principled organization that does business by collaborating with suppliers, customers, and employees in ways that not only increase stockholder value but also create value for its employees. We believe that the best way for us to attract and keep the right business partners is to consistently demonstrate our integrity in the way we do business.

Syncor collaborates with its largest supplier, DuPont, on a number of levels ranging from supporting clinical trials of new products to expanding the franchise for DuPont's Cardiolite(R), the world's leading cardiology imaging agent and Syncor's best-selling radiopharmaceutical. The results of this collaboration speak for themselves: in 1999, Syncor increased its Cardiolite sales by 18 percent and enlarged its cardiology market share despite having raised product prices and experiencing challenging competition.

[There's a map of Syncor International Locations]

Syncor's customer-partners include some of the country's largest national and regional healthcare group purchasing organizations
(GPOs). In 1999, Syncor renewed long-term, sole-source radiopharmacy services contracts with AmeriNet, which represents more than 2,000 hospitals nationwide, and the Health Trust Purchasing Group (formerly owned by Columbia/HCA), which operates more than 300 hospitals and other healthcare facilities in 36 states, England and Switzerland. Both contracts are extensions of mutually beneficial relationships that were initiated in 1992 and 1993, respectively. At year's end, Syncor also extended its relationship with Kaiser, the nation's largest health maintenance organization (HMO), increasing the term of the previous contract from three to five years.

Each of these organizations entered into long-term commitments with Syncor because of our unique ability to service their members. Syncor not only has the industry's largest radiopharmacy network but also offers the most comprehensive array of ancillary services and innovations that enable customers to manage their nuclear medicine operations more safely and efficiently.

Syncor has also recently entered into long-term partnering agreements with several of the country's largest integrated healthcare networks (IHNs), of which there are now more than 600 nationwide. These community-based networks link a variety of local providers and offer integrated care services. Based on Syncor's ability to provide radiopharmacy services programs that can enhance overall network efficiency and enable effective patient management, the Company has won contracts from leading IHNs, including: the Advocate System in Chicago, Illinois; Barnes Jewish-Christian in St. Louis, Missouri; Sisters of Providence in Seattle, Washington; and Memorial Herman in Houston, Texas.

Ultimately, the creation of stockholder value requires the ability to attract and retain the right business partners: namely, people who are competent, credible, and committed. Syncor's values - customer service, teamwork, professionalism, health and safety, employee ownership, community service, accountability and bias for action - reflect our shared belief as a Company of people. Our values are our codes of conduct in working together, setting priorities and making decisions. They guide us individually and as a team to make the best decisions each day for our customers, stockholders and fellow employees.

[There's a Bar Chart drawn on Syncor International Corporation
Quarter over Quarter Growth in EBIT]

Syncor's employees are also among the Company's most important stockholders. Nearly 75 percent of our 2,900-person U.S. workforce owns Syncor stock through an employees' savings and stock ownership plan (ESSOP), to which the Company makes matching contributions. The ESSOP is the largest holder of Syncor stock.

In 1998, stockholders approved a universal employee stock option plan and a management stock purchase plan, and the Company initiated a management stock compensation plan - actions that serve to better align the interests of employees, management and stockholders. All the plans are designed to ensure that every eligible employee participates in Syncor's growing prosperity and is motivated to make the Company's performance targets a reality.


TABLE OF CONTENTS
Selected Financial Data                                       13

Managements Discussion and Analysis Results of Operations     14

Consolidated Balance Sheets                                   22

Consolidated Statements of Income                             23

Consolidated Statements of Stockholders' Equity and
Comprehensive Income                                          24

Consolidated Statements of Cash Flows                         25

Notes to Consolidated Financial Statements                    26

Independent Auditors' Report                                  41

Management's Report                                           41

Selected Quarterly Results of Operations                      42

Corporate and Stockholder Information          Inside Back Cover



SELECTED FINANCIAL DATA

                                                  Twelve months ended December 31,
(IN THOUSANDS EXCEPT PER SHARE DATA)  1999      1998      1997      1996      1995
_________________________________________________________________________________________
Net sales                              $520,309  $449,023  $380,563  $366,447  $331,435

Gross profit                            169,321   131,950    90,165    80,193    73,626

Income:
  Continuing operations                  19,221    13,931    10,032     6,900     4,984

  Discontinued operations,
     net of taxes                             -         -     1,063    (2,264)     (315)

  Net income                             19,221    13,931    11,095     4,636     4,669
_________________________________________________________________________________________

Earnings per basic share:
  Continuing operations                    1.65      1.30      1.00      0.66      0.48

  Discontinued operations,
     net of taxes                             -         -      0.11     (0.22)    (0.03)

  Net income                           $   1.65  $   1.30  $   1.11  $    .44  $    .45
_________________________________________________________________________________________

Earnings per diluted share:
  Continuing operations                    1.51      1.23      0.98      0.65      0.48

  Discontinued operations,
     net of taxes                             -         -      0.10     (0.21)    (0.03)

  Net income                           $   1.51  $   1.23  $   1.08  $   0.44  $   0.45
_________________________________________________________________________________________

Cash, cash equivalents and
  marketable securities                $ 23,073  $ 19,722  $ 29,301  $ 27,711  $ 26,559

Working capital                        $ 56,326  $ 44,024  $ 34,685  $ 35,515  $ 34,286

Total assets                           $312,642  $256,567  $164,563  $145,563  $133,680

Long-term debt                         $ 76,326  $ 70,322  $ 17,332  $  7,595  $  5,200

Stockholders' equity                   $140,337  $111,373  $ 87,367  $ 78,532  $ 78,262

Weighted average shares outstanding:
  Basic                                  11,670    10,726     9,998    10,424    10,341

  Diluted                                12,739    11,339    10,282    10,629    10,481

Current ratio                              1.61      1.59      1.60      1.62      1.69
_________________________________________________________________________________________

Number of domestic radiopharmacies          123       120       119       121       118
_________________________________________________________________________________________

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS CALENDAR YEAR 1999 AND 1998

NET SALES

Consolidated sales in fiscal year 1999 totaled $520 million, an increase of 15.9 percent over fiscal year 1998. All of the Company's operating groups contributed to this significant growth rate. Different factors within each group combined to positively affect sales. These factors included continued strong cardiac imaging growth, increases in price for products and services, acquisitions, improvement in product and service mix, and the continued strong expansion of the medical imaging and international markets.

U.S. PHARMACY SERVICES BUSINESS

Sales for this group were approximately $440 million, an increase of 11 percent or $43 million over the 1998 results. Favorable market trends and the Company's dedication to customer service continue to have a positive impact on the Company's revenues. The Company supplies radiopharmaceutical products that are used primarily for diagnostic purposes in the fields of cardiology, oncology, and neurology. The largest factor affecting the Company is the continuing growth of diagnostic cardiac imaging. This technology has been shown to be a cost-effective tool in the management of cardiovascular disease. Annual revenue growth from cardiac imaging continues at the rate of 13 percent. Two proprietary and two generic agents represent the choices that physicians have in performing cardiac imaging. The principal imaging agent used for cardiac imaging is DuPont's proprietary product Cardiolite(R), to which the Company has preferred distribution rights. The other proprietary product is marketed by a competing manufacturer/distributor. It is the Company's belief that this competing product has not gained any significant market share during fiscal year 1999. In general, the generic agents, to which the Company also has access, continue to lose market share and experienced price declines due to the switching to the newer imaging agents. In 1998, the Company implemented a price increase on Cardiolite and several other products. This price increase also contributed to the sales growth for this group in 1999. A similar price increase was announced in 1999 to become effective in January 2000.

The Company believes that with the progressive aging of the general population in the United States and the prevalence of cardiovascular disease within this age group, the market potential for sustained growth of cardiac imaging remains favorable. Revenues from the sales of cardiac imaging agents represent approximately 67 percent of the revenues generated by this operating group.

The Company believes that as a result of its superior full-service business model, it has been able to show revenue gains in excess of the 6 to 8 percent for the overall market growth rate. In addition, the Company has also been able to retain and service a large portion of its managed care business despite the loss of a formal contract to supply some of the needs of these same managed care groups. The Company believes that this trend will continue.

U.S. MEDICAL IMAGING BUSINESS

Sales for 1999 were $55.2 million and grew at an annual rate of 56 percent or $19.9 million over the 1998 results. This growth is a combination of acquisitions and existing store growth. Syncor, through CMI, provides services in computerized tomography (CT) and magnetic resonance imaging (MRI) scans, which are used primarily in diagnostic medicine. The Company has been successful in growing the business with same store procedure volume increasing 7.5 percent for MRI and 14 percent for CT compared to 1998. The Company has focused its efforts in expanding its range of clinical applications for MRI procedures and improving the quality of its payer mix, both of which have increased the average value of the procedures performed. As a result, the Company has been successful in offsetting historical price erosion and ended the year with increases in MRI and CT net reimbursement rates over the corresponding rates in 1998. In addition, the Company continues to benefit from 1999 additions to its California network and the divestiture of three imaging centers in the second half of 1999 in non-strategic markets.

INTERNATIONAL OPERATIONS

Sales for 1999 were $28.9 million and grew at an annual rate of 72 percent or $12.1 million over the 1998 results. This growth is a combination of acquisitions, start-ups, existing store growth and the expansion in the offering of its products and services. Year over year same store revenue growth amounted to approximately 40 percent. Radiopharmacy services supporting cardiology and oncology continue to represent a substantial portion of the revenues. In addition, there has also been expansion into the radiology product and service areas. Radiology includes the operation of nuclear medicine departments and equipment, as well as the ownership and operation of freestanding MRI centers. Revenues from radiology account for approximately 14 percent of this group's 1999 revenues. In 1999, this group received approval from the FDA to market brachytherapy seeds. Beginning in the year 2000, brachytherapy seeds will begin a new category of radiotherapy. Brachytherapy seeds are used primarily in therapy for prostate cancer and will be distributed both through direct sales from this group and the pharmacy services group. The Company believes that a significant market exists for this product. The Company expects to add additional products and services in this category in the coming year, which will be offered by this group.

GROSS PROFIT

The Company's gross profit increased in 1999 to $169.3 million, an increase of 28.3 percent when compared to 1998. A number of factors impacted this growth, including continued improvement in product mix, and price increases. Margin expansion is also a result of increased revenue share from the medical imaging and international businesses, both of which have higher gross profit margins than the traditional business.

U.S. PHARMACY SERVICES BUSINESS

The Pharmacy Services Group showed a year over year growth in gross profits from $100 million to $117 million, a gain of 16.7 percent. This gain resulted from a number of business decisions and trends. The continued growth in cardiac imaging continues to shift revenues into this profitable segment of the business. This continued shift, when combined with the targeted cardiology price increase in late 1998, has been a factor in producing these favorable results. The Company also continued with some of its favorable materials acquisition pricing. In December 1999, the Company received a combination of price increases and decreases on certain products from one of its major suppliers. Assuming continued growth, the Company estimates that the net effect of these price changes will be approximately $3 million, which the Company has offset with price increases mentioned above. The Company expects gains to continue from both pricing and a continuation of the product mix shift. The Company continues to leverage its percentage sales increases (11 percent in 1999) into a relatively higher gross profit growth (16.7 percent in 1999). This is due in part to the Company's continuing focus on increasing efficiencies in the areas of direct material and labor utilization. The Company believes that these favorable trends will continue.

U.S. MEDICAL IMAGING BUSINESS

CMI's gross profit increased to $41.1 million in 1999. This represents an increase of 57 percent when compared to 1998. The increase in gross profit was principally derived from an improvement in productivity of 14% and reductions in film and contrast costs due to the benefit of national supply contracts.

INTERNATIONAL OPERATIONS

Syncor Overseas Ltd. showed a year over year growth in gross profits from $5.7 million to $11.3 million, a gain of 99 percent. The margin gains are due primarily to the strong sales growth from existing pharmacies. In 1998, many of the international sites were in their embryonic stages of development. The Company has always believed that significant growth opportunities existed in the overseas markets. In 1999, the sales levels contributed to more efficient utilization of the direct materials and labor leading to increased gross profit. The Company expects the growth opportunities to continue.

OPERATING, SELLING AND ADMINISTRATIVE COSTS

Operating, selling and administrative expenses increased $18.2 million in 1999 over 1998 and as a percentage of net sales increased to 22.1 percent in 1999 compared to 21.1 percent in 1998. In general, the increase is associated with the start-up and acquisition of certain businesses in 1999, the continued expansion of existing services, labor-related costs to support the continued expansion, and general corporate infrastructure costs including information systems.

U.S. PHARMACY SERVICES BUSINESS

The increase in the Pharmacy Services Group was approximately 11.6 percent or $3.8 million. The change is primarily related to increased expenditures for an expanded sales force and increased labor-related expenses including annual merit increases and certain bonuses.

U.S. MEDICAL IMAGING BUSINESS

The increase in the Comprehensive Medical Imaging Group was approximately 41 percent or $8 million. Increased costs of approximately $2.1 million, resulted from a full year's worth of expenses in 1999 compared to approximately nine months in 1998.
Acquisition related expenses contributed approximately $3.2 million of the increase in 1999.

INTERNATIONAL OPERATIONS

The increase in the Syncor Overseas Ltd. Group was approximately 77 percent or $3.5 million. Approximately $1.5 million is associated with the start-up or acquisition of sites during 1999. In addition, the remainder of the increase is attributable to the continued expansion of existing sites and the addition of new management resources to support the expansion of this group.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $4.3 million in 1999 or 28 percent over 1998. The majority of the increase, or approximately $2.7 million, is attributable to CMI, which incurred a full year's worth of expense in 1999 and acquired certain facilities. The balance of the increase relates to the expansion and growth of the international operations and continued information systems related expenses.

RESULTS OF OPERATIONS CALENDAR YEAR 1998 AND 1997

NET SALES

Consolidated net sales in 1998 totaled $449 million, an increase of 18 percent or $68 million over the 1997 results. Syncor
International Corporation's 1998 sales were positively affected by a number of factors, among which were strong growth in the cardiology-imaging market and the addition of the Medical Imaging business.

U.S. PHARMACY SERVICES BUSINESS

Pharmacy Services sales in 1998 were $412 million, an increase of 8 percent or $31 million over the 1997 results. Growth in this market was estimated to be expanding at an annual rate of approximately 16 percent. Although the Company primarily supplies products for diagnostic purposes in the fields of oncology, cardiology and neurology, it is the strong growth in the cardiology marketplace that continues to drive sales. The principal cardiology-imaging agent continues to be DuPont's cardiology product, Cardiolite(R), for which Syncor has preferred distribution rights. A competing radiopharmaceutical manufacturer/distributor is currently marketing a rival product to Cardiolite. This competing product continues to gain some market share in this rapidly growing market. During 1998, several generic cardiology products (also distributed by the Company and available through a variety of sources) continued to experience volume declines as customers switched to the newer available agents. In August 1998, the Company instituted a price increase on Cardiolite and certain other products. Pricing for the remaining cardiology agents remained relatively flat during 1998. When all of the above factors are combined, the Company showed an annual gain in overall cardiology sales of approximately 14 percent. Cardiology sales constituted approximately 65 percent of the Company's 1998 sales. Syncor expects the trends discussed above to continue; however, the Company also expects the growth in the cardiology marketplace (particularly due to Cardiolite) to offset the negative factors.

The Company announced the loss of a contract to sell radiopharmaceuticals to a Group Purchasing Organization. In the announcement, the Company indicated the annual loss of sales volume would be limited to approximately $10 to $15 million although the contract award was for a significantly larger amount. The Company also believes that the effect on earnings as a result of the loss of this contract will not be material. This belief is based on the Company's experience with the loss of a similar contract in a competitive bidding process approximately two years ago. The Company believes the strong customer loyalty and resulting business retention, despite a contractual loss, are the results of its ability to provide superior service to its customers.

U.S. MEDICAL IMAGING BUSINESS

In 1997, the Company entered into the medical diagnostic imaging business with the planned start-up of ten "Open MRI" centers as part of a joint venture. As of December 31, 1998, seven of those ten centers were operational. During 1998, the Company acquired three medical imaging companies for approximately $47 million and the assumption of $34 million in various liabilities. These acquisitions were all completed on or about the end of the first quarter of 1998 and now operate, along with the open MRI business, under a newly formed subsidiary, Comprehensive Medical Imaging, Inc. ("CMI"). Revenues for 1998 amounted to approximately $37 million and are included in the consolidated operating results of the Company. Revenues for the Medical Imaging business in 1997 were negligible.

GROSS PROFIT

Syncor's gross profit increased in 1998 to $132 million, an increase of 46 percent when compared to 1997. As a percentage of net sales, gross profit increased to 29.4 percent, compared to 24 percent in 1997. Gross profit was affected by a number of factors, including mix shift, price increases, a reduction in certain material acquisition costs and the addition of the Medical Imaging business, which generates substantially higher gross margins when compared to the Pharmacy Services business.

U.S. PHARMACY SERVICES BUSINESS

The Pharmacy Services Business continues to experience a shift in its sales mix as a result of growth in the cardiology sector. Generally, servicing this sector produces higher margins than other sectors. In addition, the Company received incentives from a manufacturer for achieving certain sales volume levels plus some cost decreases on selected products. In August 1998, the Company instituted a price increase, primarily on cardiology products. This price increase was phased in to correspond with contract renewal dates and other issues. Labor costs in 1998 were targeted for increased focus in order to ensure optimal utilization of resources and the attainment of certain efficiencies. As a result, labor costs for 1998 in the Pharmacy Services business were maintained at approximately the 1997 levels. Labor costs will continue to be targeted in 1999 for the express purpose of increasing efficiencies and maximizing utilization.

U.S. MEDICAL IMAGING BUSINESS

The Medical Imaging business had gross margins which amounted to $28 million or 74% of net sales for 1998, the first year of operations. During 1998, certain actions were taken to eliminate low-paying contracts and strengthen CMI's radiology affiliations to provide better quality radiology services and greater geographic coverage. The short-term impact of these decisions reduced revenues and gross margins during the second and third quarter of 1998 until new third-party payer contracts and radiology agreements were established.

OPERATING, SELLING AND ADMINISTRATIVE COSTS

Operating, selling and administrative expenses increased $24.9 million in 1998 as compared to 1997, and as a percentage of 1998 net sales to 21 percent compared to 18 percent in 1997. Operating expenses increased primarily as a result of the acquisition of the Medical Imaging business. The Medical Imaging business acquisition and subsequent operations accounted for approximately $25 million or 82 percent of this increase. The Medical Imaging business typically has less cost of goods sold and a greater proportion of indirect operating costs related to salaries, equipment costs, billing fees and expenses, and building leases.

In addition, increases were due to including a full year of operation of certain manufacturing facilities and the expansion of the international radiopharmacy business. Costs associated with the conversion of the Company's systems (year-2000 compliance), expansion of the information technology infrastructure, and continued investment in re-engineering certain critical business practices were also incurred. Programs that focus on the long-term competitiveness of the Company continue to receive funding.

Operating, selling and administrative expenses are expected to increase from their current levels although not as dramatically. This expansion will occur as the Medical Imaging business is expanded and has a full year of operations, new systems are implemented as a result of our re-engineering efforts, new field systems are designed, and expansion continues in the international marketplace.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization in 1998 increased to $15 million from $10 million in 1997. The majority of the increase is associated with the purchase of the Medical Imaging business. Depreciation and amortization expense for the Medical Imaging business amounted to $5 million, which included approximately $1.5 million relating to amortization of goodwill. In addition, the Company's depreciation expense also increased with increased systems infrastructure.

LIQUIDITY

The successful execution of the Company's strategies has produced improved operations in terms of both profitability and cash flow. These improvements have led to greater liquidity for the Company. The Company continues to see year over year improvements in its cash flow from operations, long-term debt to equity ratios, and current ratios. The Company has experienced growth in trade receivables that is comparable to the sales growth while the growth in patient receivables is primarily related to acquisitions. At year-end the Company made a purchase of approximately one month's worth of Cardiolite inventory at favorable terms and pricing. This inventory was completely utilized by mid-February 2000. The Company's growth in the medical imaging and international businesses was a result of start-ups and acquisitions. In 1999, the Company acquired additional stand-alone imaging centers or consolidated ownership in existing centers for approximately $18 million of additional borrowings under the existing line of credit and the assumption of approximately $5.2 million in debt. The results of these acquisitions are partly reflected in the change in the categories of "Property and Equipment", "Goodwill", and "Other" assets. The Company expects to finance continuing growth in both the medical imaging business and certain foreign operations through additional borrowings. As a result of these decisions, the Company increased its line of credit from $75 million in the prior year to $100 million as of December 31, 1999. As of December 31, 1999 approximately $47 million was available for borrowing under the line of credit. The Company also has the authority from its Board of Directors to increase the amounts available under the line of credit to $115 million. The Company believes that sufficient resources are available through a combination of internal and external sources to fund all of its operating and business expansion needs in the coming year.

CAPITAL RESOURCES

The Company's medical imaging operations, both foreign and domestic, are capital intensive. The Company may, from time to time, purchase new equipment, update, or enhance existing equipment. The costs of these purchases or enhancements can be relatively minor or well over $1 million per piece of equipment. The Company is constantly evaluating its needs for acquiring new equipment or improving existing equipment.

YEAR 2000 TRANSITION

In prior years, we discussed the nature and progress of our plans to ensure a smooth transition of the Company's information and other systems into the Year 2000. As a result of those planning and implementation efforts, the Company has not experienced any significant adverse consequences as a result of the Year 2000 change. Virtually all of the information technology systems and patient imaging equipment performed satisfactorily as the calendar changed from December 31, 1999 to January 1, 2000. We expended approximately $0.9 million in 1999 in connection with the remediation of our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products and services, our internal systems, or products and services of third parties. We will continue to monitor our mission critical computer systems and those of our suppliers throughout the Year 2000 to ensure a timely response to any latent matters that might arise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest income earned on the Company's investment portfolio is affected by changes in the general level of U.S. interest rates. The Company's line of credit borrowings effectively bear interest at variable rates and therefore, changes in U.S. interest rates affect interest expense incurred thereon. Changes in interest rates do not affect interest expense incurred on the Company's fixed rate debt. The following table provides information about the Company's financial debt instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity dates. The Company did not engage in any interest rate swaps during this period. The fair value of these instruments approximate the carrying value.


DECEMBER 31, 1999
(IN THOUSANDS)                     2000      2001       2002       2003        2004   Thereafter     Total
_______________________________________________________________________________________________________________
Long-term debt
  Fixed rate                     $6,927    $5,475     $4,175     $2,303     $ 1,425      $3,288    $23,593
  Average interest rate            7.59%     7.36%      6.90%      6.26%       5.72%       6.25%
  Variable rate                  $2,385     2,385     $4,575     $    0     $52,700      $   0     $62.045
  Average interest rate            7.09%     7.10%      7.11%      7.13%       7.13%
_______________________________________________________________________________________________________________

RECENT DEVELOPMENTS IN MEDICARE REIMBURSEMENT

Changes to the current framework by which the Federal government reimburses healthcare providers for healthcare services could have an impact on the Company's revenues. In June 1998, the Health Care Financing Administration (HCFA), acting pursuant to the Balanced Budget Act of 1997, published a proposed reimbursement schedule that, if implemented, would have resulted in reductions in Medicare reimbursement for medical imaging services over a four-year phase-in period. The proposed schedule was not implemented because the data from which HCFA prepared the proposed reimbursement schedule was not complete. As of March 2000, HCFA was still in the process of analyzing data to determine what reductions, if any, should be made in medical imaging reimbursement. The final outcome to the proposed fee restructuring and the impact on diagnostic facilities, and on the Company, cannot be predicted at this time.

HCFA also announced that in mid-year 2000, changes will be made in the reimbursement framework through the introduction of ambulatory payment classifications (APCs). Since APCs apply only to outpatient services performed by hospital-based medical providers, the Company's management does not expect the changes to affect the Company's medical imaging centers, which are not hospital-based. The Company's pharmacy services business does not get reimbursement from HCFA; however, the introduction of APCs could have an impact on the hospitals that purchase their radiopharmaceuticals from Syncor, and that impact, in turn, could affect the Company's revenues. The Company cannot predict at this time what impact those changes will have on the Company's radiopharmacy business, but based on information currently available to it, the Company's management believes that those changes will have a favorable impact on the pharmacy services business.

SAFE HARBOR STATEMENT

Statements which are not historical facts, including statements about our confidence, strategies and expectations, opportunities, industry and market growth, demand and acceptance of new and existing products, and return on investments are forward-looking statements that involve risks and uncertainties, including without limitation, the effect of general economic and market conditions, supply and demand for our products, competitor pricing, maintenance of our current market position and other factors. Given these uncertainties, under reliance should not be placed on such forward-looking statements.


CONSOLIDATED BALANCE SHEETS

                                                   DECEMBER 31, DECEMBER 31,
(IN THOUSANDS EXCEPT PER SHARE DATA)                      1999         1998
_____________________________________________________________________________
ASSETS

Current Assets:
  Cash and cash equivalents                           $ 13,352     $ 13,824
  Short-term investments                                 8,536        4,707
  Trade receivables, less allowance for doubtful
     accounts of $1,449 and $765, respectively          73,962       65,055
  Patient receivables, less allowance for doubtful
     accounts of $3,199 and $3,009, respectively        15,924       10,724
  Inventory                                             21,727       11,495
  Prepaids and other current assets                     14,446       12,780
_____________________________________________________________________________
     Total current assets                              147,947      118,585
_____________________________________________________________________________

Marketable investment securities                         1,185        1,191
Property and equipment, net                             66,640       49,103
Excess of purchase price over net assets acquired,
  net of accumulated amortization of $11,577 and
  $7,642, respectively                                  75,308       62,654
Other                                                   21,562       25,034
_____________________________________________________________________________
                                                      $312,642     $256,567
=============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                    $ 53,205     $ 44,578
  Accrued liabilities                                    9,682        7,005
  Accrued wages and related costs                       16,997       12,563
  Federal and state taxes payable                        2,425        1,293
  Current maturities of long-term debt                   9,312        9,122
______________________________________________________________________________
     Total current liabilities                          91,621       74,561
______________________________________________________________________________

Long-term debt, net of current maturities               76,326       70,322
Deferred taxes                                           4,358            -
Deferred compensation                                        -          311

Stockholders' Equity:
  Common stock $.05 par value; authorized 20,000
     shares; issued 13,306 and 12,517 shares
     at December 31, 1999 and 1998, respectively           665          626
  Additional paid-in capital                            91,269       72,622
  Notes receivables from related parties               (18,692)      (9,028)
  Accumulated other comprehensive income (loss)           (410)        (527)
  Employee savings and stock ownership loan guarantee   (3,370)      (5,056)
  Retained earnings                                     84,481       65,260
  Treasury stock, at cost, 1,393 and 1,356 shares
     at December 31, 1999 and 1998, respectively       (13,606)     (12,524)
______________________________________________________________________________
     Total stockholders' equity                        140,337      111,373
______________________________________________________________________________
                                                      $312,642     $256,567
==============================================================================

See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF INCOME

                                                         YEAR ENDED DECEMBER 31,
(IN THOUSANDS EXCEPT PER SHARE DATA)                    1999      1998      1997
_________________________________________________________________________________
Net sales                                           $520,309  $449,023  $380,563
Cost of sales                                        350,988   317,073   290,398
_________________________________________________________________________________

  Gross profit                                       169,321   131,950    90,165
Operating, selling and administrative expenses       110,308    92,146    67,214
Depreciation and amortization                         19,515    15,254     9,939
_________________________________________________________________________________

  Operating income                                    39,498    24,550    13,012

Other income (expense):
  Interest income                                      2,188     1,643     1,324
  Interest expense                                    (7,014)   (5,291)   (1,207)
  Other, net                                            (756)    3,283     3,826
_________________________________________________________________________________

Other income (expense), net                           (5,582)     (365)    3,943

Income from continuing operations before income taxes 33,916    24,185    16,955
Provision for income taxes                            14,695    10,254     6,923
_________________________________________________________________________________

Income from continuing operations                     19,221    13,931    10,032

Discontinued operations, net of taxes                      -         -     1,063
_________________________________________________________________________________

Net income                                          $ 19,221  $ 13,931  $ 11,095
=================================================================================

Net income per share - basic:
  Income from continuing operations                 $   1.65  $   1.30  $   1.00
  Discontinued operations, net of taxes                    -         -       .11
_________________________________________________________________________________

  Net income                                        $   1.65  $   1.30  $   1.11
=================================================================================


  Weighted average shares outstanding                 11,670    10,726     9,998
=================================================================================

Net income per share - diluted:
  Income from continuing operations                 $   1.51  $   1.23  $    .98
  Discontinued operations, net of tax benefit              -         -       .10
_________________________________________________________________________________

  Net income                                        $   1.51  $   1.23  $   1.08
=================================================================================

  Weighted average shares outstanding                 12,739    11,339    10,282
=================================================================================

See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

                                                                    Accumulated Other
                                                                   Comprehensive Income
                                                                 ________________________
                                                        Employee
                                                       Savings &                                                 Notes
                                                           Stock                 Foreign                    Receivable
                                            Additional Ownership  Unrealized    Currency                          From        Total
                               Common Stock    Paid-In      Loan     loss on Translation  Retained Treasury    Related Stockholders'
                             ________________
(IN THOUSANDS)                Shares  Amount   Capital Guarantee Investments  Adjustment  Earnings    Stock    Parties       Equity
____________________________________________________________________________________________________________________________________
Balance at December 31, 1996  10,215   $567   $53,072  $(4,544)     $  (27)      $(157)   $40,234  $(10,613)   $     -     $ 78,532
Issuance of common stock          94      5     1,754                                                                         1,759
Issuance of treasury stock       250                                                                  2,599                   2,599
Tax benefit from the exercise
  of stock options                                235                                                                           235
Reacquisition of common stock
  for treasury                  (480)                                                                (4,510)                 (4,510)
ESSOP loan guarantee                                     1,366                                                                1,366
Amortization of loan guarantee                          (3,563)                                                              (3,563)
Comprehensive Income:
Unrealized gain on investments                                           10
Foreign currency translation
  adjustment                                                                      (156)
Net income                                                                                 11,095
Total Comprehensive Income:                                                                                                  10,949
____________________________________________________________________________________________________________________________________

Balance at December 31, 1997  10,079   $572   $55,061  $(6,741)      $  (17)     $(313)   $51,329  $(12,524)   $     -     $ 87,367
Issuance of common stock       1,082     54    17,116                                                           (9,028)       8,142
Tax benefit from the exercise
  of stock options                                445                                                                           445
Amortization of loan guarantee                           1,685                                                                1,685
Comprehensive Income:
Unrealized loss on investments                                         (300)
Foreign currency translation
  adjustment                                                                       103
Net income                                                                                 13,931
Total Comprehensive Income:                                                                                                  13,734
____________________________________________________________________________________________________________________________________

Balance at December 31, 1998  11,161   $626  $72,622   $(5,056)      $ (317)     $(210)   $65,260  $(12,524)  $ (9,028)    $111,373
Issuance of common stock         789     39   15,904                                                            (9,664)       6,279
Tax benefit from the exercise
  of stock options                             2,743                                                                          2,743
Reacquisition of common
  stock for treasury             (37)                                                                (1,082)                 (1,082)
Amortization of loan guarantee                           1,686                                                                1,686
Comprehensive Income:
Unrealized loss on investments                                          172
Foreign currency translation
  adjustment                                                                       (55)
Net income                                                                                 19,221
Total Comprehensive Income:                                                                                                  19,338
____________________________________________________________________________________________________________________________________

Balance at December 31, 1999  11,913   $665  $91,269   $(3,370)      $ (145)     $(265)   $84,481  $(13,606)  $(18,692)    $140,337
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                   DECEMBER 31, DECEMBER 31, DECEMBER 31,
(IN THOUSANDS EXCEPT PER SHARE DATA)                      1999         1998         1997
__________________________________________________________________________________________
Cash flows from operating activities:
Net income                                             $19,221      $13,931      $11,095
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                       19,515       15,254        9,939
    Provision for losses on receivables                    466        2,734          129
    Amortization of loan guarantee                       1,686        1,685        1,366
    Decrease (increase) in:
      Accounts receivable - trade                       (9,592)      (9,459)      (3,237)
      Accounts receivable - patient                     (1,348)      (1,401)           -
      Inventory                                        (10,219)      (5,935)       2,336
      Prepaids and other current assets                 (2,369)      (2,223)       1,699
      Net assets of discontinued operations                  -            -        1,198
      Other assets                                      (9,032)      (4,846)     (8,368)
    Increase (decrease) in:
      Accounts payable                                   8,647        5,566      (4,012)
      Accrued liabilities                                1,597         (456)        998
      Accrued wages and related costs                    4,427       (1,110)      2,927
      Federal and state taxes payable                    4,001          630        (931)
      Deferred compensation                               (312)      (1,658)         (2)
_________________________________________________________________________________________

      Net cash provided by operating activities         26,688       12,712      15,137

Cash flows from investing activities:
    Purchase of property and equipment, net            (24,463)     (15,986)    (10,889)
    Payments for acquisitions                          (18,031)     (45,338)     (6,550)
    Net increase in short-term investments              (3,823)      (2,124)     (1,323)
    Net decrease (increase) in long-term investments         6          (11)         59
    Unrealized gain (loss) in investments                  171         (300)         10
_________________________________________________________________________________________

    Net cash used in investing activities              (46,140)     (63,759)    (18,693)

Cash flows from financing activities:
    Issuance of common stock                             6,279        3,142       1,759
    Issuance of treasury stock                               -            -       2,599
    Reacquisition of common stock                       (1,082)           -      (4,510)
    Increase in ESSOP loan guarantee                         -            -      (3,563)
    Proceeds from long-term debt                        23,643       46,271      10,634
    Repayment of long-term debt                         (9,955)     (10,070)     (2,807)


    Net cash provided by financing activities           18,885       39,343       4,112
-----------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents      (567)     (11,704)        556

Effect of exchange rate on cash                             95          (10)       (232)

Cash and cash equivalents at beginning of period        13,824       25,538      25,214
_________________________________________________________________________________________

Cash and cash equivalents at end of period             $13,352      $13,824     $25,538
=========================================================================================

See accompanying Notes to Consolidated Financial Statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The Company's business is primarily concentrated in three business segments. The first is the compounding, dispensing and distributing of radiopharmaceuticals to hospitals and clinics located within the United States. The second is the management and provision of medical diagnostic imaging services located within the United States. The third is providing both radiopharmaceuticals and radiology services outside of the United States. The consolidated financial statements include the assets, liabilities and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist principally of time deposits and tax-exempt municipal securities and are carried at cost, which approximates market value.

FINANCIAL INSTRUMENTS: The carrying value of financial instruments such as cash and cash equivalents, trade receivables, payables and floating rate short and long-term debt, approximate fair value.

PATIENT RECEIVABLES: The Company receives payment for services rendered from federal and state agencies (under the Medicare, Medicaid and Champus programs), managed health care plans, commercial insurance companies, employers and patients. During the year ended December 31, 1999 approximately 9.1 percent of the Company's patient revenues related to patients participating in the Medicare and Medicaid programs. The Company does not believe that there are any other significant concentrations of revenues from any particular payer that would subject the Company to any significant credit risk in the collection of its patient accounts receivable.

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

MARKETABLE INVESTMENT SECURITIES: Marketable investment securities consist primarily of corporate debt and United States government obligations. The Company classifies debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income until realized.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign operations are translated into U.S. dollars based upon the prevailing exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from these translations are included as a component of accumulated other comprehensive income. Actual gains or losses incurred on currency transactions in other than the country's functional currency are included in net income currently.

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

REVENUES: The Company's medical imaging facilities have entered into agreements with third-party payers, including government programs and managed care health care plans, under which the facilities are paid based upon established charges, predetermined rates per service or discounts from established charges.

Revenues are recorded at estimated amounts due from patients and third-party payers for the services provided. Management believes that adequate provisions have been made for any potential adjustments.

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


NOTE 2. ACQUISITIONS AND DISCONTINUED OPERATIONS

During 1998 and 1999, the Company acquired multiple medical imaging businesses all of which operate under the subsidiary CMI. During 1998, the Company acquired three companies in the medical imaging business. The first occurred in January when Syncor acquired the medical imaging business from National Diagnostic Services, Inc. and an affiliate ("NDS"). The purchase price for the acquisition was $12 million including the assumption of $4.3 million in debt. The acquired business included nine medical imaging centers owned or managed by NDS.

Also in January 1998, a subsidiary of Syncor merged with and into TME, Inc., a company based in Houston, Texas, pursuant to which TME, Inc. became a wholly owned subsidiary of Syncor. TME owned, operated and/or managed free-standing medical imaging centers through joint ventures and partnerships. It has 20 facilities in its network. As consideration for the merger, Syncor paid $14.5 million in cash to TME's stockholders and assumed $5.2 million in TME liabilities.

The third was the medical imaging business of International Magnetic Imaging, Inc., a subsidiary of Consolidated Technology Group Ltd.
in March 1998. The acquired business included ten outpatient medical imaging centers and an imaging referral network operating in 35 states. The purchase price for the acquisition was $20.4 million, plus the assumption of $24.3 million in liabilities and trade payables.

The Company accounted for these transactions as purchases and the purchase prices were allocated to fixed assets, non-compete and consulting agreements and goodwill. Goodwill for the NDS and IMI acquisitions is being amortized over a period of 20 years while the TME acquisition is being amortized over 30 years. The results of operations related to the above 1998 transactions are included in the Company's consolidated financial statements from the effective acquisition dates.

On December 31, 1998 the Company entered into an agreement to sell its partnership interest in the Imaging Center of Orlando ("ICO") for a secured note of $1.25 million. This transaction resulted in a pre-tax gain, recorded in "Other - income, Other - net," on sale of $1.1 million and an after tax gain of $.6 million, or $.05 per share on a diluted basis in the fourth quarter.

During 1999, the Company acquired eight imaging center sites in the expansion of its Medical Imaging business, and the remaining interest that the Company does not already own in certain sites for $18 million and the assumption of $5.2 million in debt. In April 1999, the Company acquired two imaging centers for a total purchase price of $2.5 million plus the assumption of $1.0 million in debt. The Company also purchased the minority interests in certain open MRI sites for $6.8 million in 1999.

During September 1999, the Company acquired a three site operation in the Victorville, California area for $3.4 million plus the assumption of $1.7 million in debt. In addition, the Company completed the purchase of the remaining interest that the Company does not already own in two sites for $2.7 million plus the assumption of $2.5 million in debt. The remaining site acquisition was in Santa Maria, California for a total purchase price of $2.8 million.

The Company accounted for these transactions as purchases and the purchase prices were allocated to accounts receivable, fixed assets and goodwill. Goodwill for these acquisitions is being amortized over 20 years. The results of operations related to the above 1999 transactions are included in the Company's consolidated financial statements from the effective acquisition dates.

The following unaudited pro forma information presents a summary of our consolidated results of operation as if the acquisitions had occurred on January 1, 1998:

                                                               FISCAL YEAR
(IN MILLIONS, EXCEPT PER SHARE)                              1999       1998
______________________________________________________________________________
Sales                                                    $524,676   $464,444
Net Earnings                                             $ 19,931   $ 14,285
Net Earnings per diluted share (continuing operations)   $   1.56   $   1.26
______________________________________________________________________________

These unaudited proforma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred or the future results of operations of the consolidated entities.


NOTE 3. PROPERTY AND EQUIPMENT, NET

The major classes of property were as follows:

                                              DECEMBER 31,  DECEMBER 31,
(IN THOUSANDS)                                       1999          1998
________________________________________________________________________
Land and buildings                               $  7,785      $  6,098
Furniture and equipment                            96,383        74,866
Leasehold improvements                             18,411        17,077
Construction in progress                            4,161             -
________________________________________________________________________
                                                  126,740        98,041
Less accumulated depreciation and amortization    (60,100)      (48,938)
________________________________________________________________________

                                                  $66,640       $49,103
========================================================================

NOTE 4. MARKETABLE INVESTMENT SECURITIES

Marketable investment securities consist of:

                                                    DECEMBER 31,  DECEMBER 31,
(IN THOUSANDS)                                             1999          1998
______________________________________________________________________________
Available-for-sale, at fair value, net of tax effect     $  685        $  691
Held-to-maturity, at amortized cost                         500           500
______________________________________________________________________________

                                                         $1,185        $1,191
==============================================================================

The amortized cost, gross unrealized holding gains and losses and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1999 and 1998 were as follows:

                                               1999 UNREALIZED
                              AMORTIZED      HOLDING      HOLDING       FAIR
(IN THOUSANDS)                     COST        GAINS       LOSSES      VALUE
_______________________________________________________________________________
Available-for-sale:
Corporate debt securities        $  697         $ 55         $(67)     $  685

Held-to-maturity:
U.S. Treasury securities            500            -            -         500
______________________________________________________________________________

                                 $1,197         $ 55         $(67)     $1,185
==============================================================================

                                                1998 UNREALIZED
                               AMORTIZED      HOLDING      HOLDING       FAIR
(IN THOUSANDS)                      COST        GAINS       LOSSES      VALUE
______________________________________________________________________________
Available-for-sale:
Corporate debt securities         $  697        $ 44         $(50)     $  691

Held-to-maturity:
U.S. Treasury securities             500           -            -         500
______________________________________________________________________________

                                  $1,197        $ 44         $(50)     $1,191
==============================================================================

The unrealized holding losses on held-to-maturity securities have not been recognized in the accompanying consolidated financial statements.

Maturities of investment securities classified as available-for-sale and held-to-maturity at December 31, 1999 and 1998 were as follows:


                                                  1999                 1998
_______________________________________________________________________________
                                       AMORTIZED     FAIR   AMORTIZED     FAIR
(IN THOUSANDS)                              COST    VALUE        COST    VALUE
_______________________________________________________________________________
Available-for-sale:
Due after one year through five years       $499     $493        $499     $490
Due after five years through ten years      $198     $192        $198     $201

Held-to-maturity
Due within one year                         $500     $500        $500     $500
===============================================================================

NOTE 5. LINE OF CREDIT

At December 31, 1999, the Company had an unsecured revolving line of credit for short-term borrowings aggregating $100,000,000. The line of credit was increased from $75,000,000 to $100,000,000 effective December 15, 1999. The terms of this revolving credit line include two interest rate borrowing options, the Eurodollar rate plus an applicable margin or the bank's Prime rate (8.50 percent at December 31, 1999). As of December 31, 1999, the availability of the line of credit was reduced by $50,000 as a result of outstanding standby letters of credit resulting in available credit of $47.3 million. To maintain this line of credit, the Company is required to pay a quarterly commitment fee of 1/4 of one percent per annum on the unused portion.

The line of credit agreement specifies that certain covenants (including limitations on investments and acquisitions, new borrowings and issuance of new stock) be maintained. Certain financial ratios (including EBITDA ratio and Fixed Charge Coverage ratio) also need to be maintained under this agreement. As of December 31, 1999, the Company was in compliance with all debt covenants under the credit line agreement.

NOTE 6. LONG TERM DEBT

The Company's long-term debt was as follows:

                                                                    DECEMBER 31,
(IN THOUSANDS)                                                     1999     1998
________________________________________________________________________________
Notes payable, unsecured, payable in installments through 2012,
  with effective interest rates ranging from 6.95% to 9.00%      $  919   $  508
________________________________________________________________________________

Note payable, unsecured, payable in installments through 2001, with a floating interest rate of either the lower of prime or
  LIBOR plus .75%, 6.57% and 5.91% at December 31, 1999 and 1998,
  respectively                                                    3,371    5,056
________________________________________________________________________________

Notes payable, secured, payable in installments through 2003, with a non-interest bearing rate, net of unamortized discount at 6% to 10% of $110 and $212 at December 31, 1999
  and 1998, respectively                                          1,575    2,554
________________________________________________________________________________

Note payable, unsecured, payable in installments through 2002, with a floating interest rate of LIBOR plus .95%, 6.95% and
  6.20% at December 31, 1999 and 1998, respectively               5,975    6,500
________________________________________________________________________________

Note payable, unsecured, payable in lump sum on November 1,
  2004 with a floating interest rate of LIBOR plus 1.25% or
  prime rate, with interest rates ranging from 6.31% to 7.44%    52,700   46,000
________________________________________________________________________________

Notes payable, payable in varying installments through 2005
  with effective interest rates ranging from 5.28% to 11.5%       7,878   10,703
________________________________________________________________________________

Non-Compete agreements paid in varying installments through
  2004, with effective interest rates of 6% to 7.12%                668      856
________________________________________________________________________________

Capital Lease obligations, payable in installments through
  2005, with effective interest rates from 4.63% to 13.18%       12,552    7,267
________________________________________________________________________________

Total debt                                                       85,638   79,444
________________________________________________________________________________

Less current maturities of long-term debt                         9,312    9,122
________________________________________________________________________________


Long-term debt, net of current maturities                       $76,326  $70,322
================================================================================

At December 31, 1999, long-term debt maturing over the next five years is as follows: 2000, $9,312; 2001, $7,860; 2002, $8,750; 2003, $2,303; 2004, $54,125
and $3,288 thereafter.

Interest paid was $6,945, $5,392, and $1,205 for the years ended December 31, 1999, 1998 and 1997, respectively.


NOTE 7. INCOME TAXES

Total income tax expense for the years ended December 31, 1999 and 1998 was allocated as follows:

                                                  YEAR ENDED     YEAR ENDED
                                                 DECEMBER 31,   DECEMBER 31,
(IN THOUSANDS)                                          1999           1998
____________________________________________________________________________
Income from continuing operations                   $14,695        $10,254
Stockholders' equity for compensation expense
  for tax purposes in excess of amounts
  recognized for financial reporting                 (2,748)          (444)
____________________________________________________________________________

                                                    $11,947        $ 9,810
============================================================================

Income tax expense (benefit) attributable to income from continuing operations consisted of:

                     YEAR ENDED        YEAR ENDED        YEAR ENDED
                    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
(IN THOUSANDS)             1999              1998              1997
______________________________________________________________________
Current:
  Federal               $10,062           $ 8,022           $ 6,839
  State                   2,324             1,715             1,262
______________________________________________________________________

                         12,386             9,737             8,101

Deferred:
  Federal                 2,163               625              (916)
  State                     146              (108)             (262)
______________________________________________________________________

                          2,309               517            (1,178)
______________________________________________________________________

                        $14,695           $10,254           $ 6,923
======================================================================

The amounts differed from the amounts computed by applying the federal income tax rate of 35 percent to pretax income from continuing operations as a result of the following:

                                                          YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                                            1999     1998     1997
_________________________________________________________________________________
Federal income taxes at "expected" rate                $11,871  $ 8,465   $5,935
  Increase (reduction) in income taxes resulting from:
    Meals and entertainment                                221      205      213
    Tax exempt interest                                    (50)     (95)    (109)
    Amortization of intangible assets                      365      343      143
    Foreign losses and foreign tax rate differential     1,027      789      370
State taxes, net of Federal benefit                      1,606    1,045      650
Utilization of general business credits                   (631)    (578)    (235)
Other                                                      287       80      (44)
_________________________________________________________________________________

                                                       $14,695  $10,254   $6,923
=================================================================================

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998, are presented below:

                                                                   DECEMBER 31,
(IN THOUSANDS)                                                    1999      1998
_________________________________________________________________________________
Deferred tax assets:
Net operating loss carryforwards                                $  232    $  394
Compensated absences, principally due to accrual
  for financial reporting purposes                               1,799     1,376
Accounts receivable, due to allowance for doubtful accounts      1,490     1,758
Accrued liabilities, primarily due to self-insurance and
  other contingency accruals for financial reporting purposes    1,881     2,169
Deferred compensation, due to accrual for financial reporting
  purposes                                                       3,159     3,100
Covenant not to compete due to difference in amortization          602       644
Other                                                              481       592
_________________________________________________________________________________

Total gross deferred tax asset                                  $9,644   $10,033

                                                       DECEMBER 31,  DECEMBER 31,
(IN THOUSANDS)                                                1999          1998
_________________________________________________________________________________
Deferred tax liabilities:
Plant and equipment, due to difference in depreciation      $1,203        $  522
Partnership basis, due to book to tax differences at
  partnership level                                            501         1,110
Deferred expenses                                              150           120
Goodwill due to difference in amortization                   2,420           424
Other                                                           45           129
_________________________________________________________________________________

Total gross deferred tax liabilities                         4,319         2,305
=================================================================================

Net deferred tax asset                                      $5,325        $7,728
=================================================================================

Management has reviewed the recoverability of deferred income tax assets and has determined that it is more likely than not that the deferred tax assets will be fully realized through future taxable earnings.

Income tax payments amounted to $7,704, $9,613, and $7,622 for the years ended December 31, 1999, 1998 and 1997, respectively.


NOTE 8. COMMITMENTS

The Company leases facilities, vehicles and equipment with terms ranging from three years to fifteen years. The majority of property leases contain renewal options and some have escalation clauses for increases in property taxes, Consumer Price Index and other items.

The Company leases a building and certain items of equipment under capital leases which had an approximate cost of $17,144, $13,148, and $6,891, at December 31, 1999, 1998 and 1997 respectively, and accumulated depreciation of $5,603, $4,702, and $2,181, respectively. The Company was not utilizing this building and, accordingly, sublet it to a third party for the balance of the lease term. The cost increase over the prior year was due to the acquisition of the medical imaging businesses of CMI and their related capital leases.

Future minimum lease payments under capital leases and ending noncancelable operating leases with terms greater than one year and related sublease income at December 31, 1999 were as follows:

                                              CAPITAL   OPERATING   SUBLEASE
(IN THOUSANDS)                                 LEASES      LEASES     INCOME
_____________________________________________________________________________
Year December 31,
  2000                                        $ 4,575     $ 8,064       $117
  2001                                          3,924       6,297         24
  2002                                          3,387       5,528          5
  2003                                          1,963       4,420          -
  2004                                            954       3,176          -
  Thereafter                                      205       4,647          -
_____________________________________________________________________________
                                              $15,008     $32,132       $146
=============================================================================

Less amount representing interest              (2,456)
_____________________________________________________________________________

Present value of net minimum lease payments   $12,552
=============================================================================

Rental expense under operating leases was $10,173, $8,199, and $7,528 for the years ended December 31, 1999, 1998 and 1997, respectively.


NOTE 9. STOCK OPTIONS AND RIGHTS

Options to purchase common stock have been granted under various plans to officers, directors and other employees at prices equal to the market prices at date of grant. An aggregate of 3,723,546 shares have been authorized for issuance under the various plans as of December 31, 1999. Options are generally exercisable at a rate of 25 percent per year beginning one year from the date of grant and expire ten years after the date of grant. At December 31, 1999, 446,633 shares were reserved for issuance under the various plans.

The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $21.47, $11.34, and $5.74, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999 expected dividend yield of 0%, risk-free interest rate of 5.62%, expected volatility of 58.7% and an expected life of 5.21 years. 1998 expected dividend yield of 0%; risk-free interest rate of 4.8%; expected volatility of 60.4% and an expected life of 5.19 years; 1997 expected dividend yield of 0%; risk-free interest rate of 5.71%; expected volatility of 61.1% and an expected life of 5.26 years.

The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the Consolidated Statements of Operations. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated in the following table:

                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)        1999           1998           1997
_______________________________________________________________________________
Net income
  As reported                              $19,221        $13,931       $11,095
  Pro forma                                $15,545        $11,343       $10,802
Earnings per share
Basic:
  As reported                              $  1.65        $  1.30       $  1.11
  Pro forma                                $  1.33        $  1.06       $  1.08
Diluted:
  As reported                              $  1.51        $  1.23       $  1.08
  Pro forma                                $  1.22        $  1.00       $  1.05
===============================================================================

A summary of employee stock options is as follows:

                                                                    WEIGHTED
                                         NUMBER OF                   AVERAGE
(IN THOUSANDS, EXCEPT SHARE PRICE)          SHARES            EXERCISE PRICE
_____________________________________________________________________________
Outstanding at December 31, 1996             1,146                    $10.03
Granted                                        401                    $ 9.80
Exercised                                      (94)                   $ 8.47
Cancelled                                      (42)                   $10.68
_____________________________________________________________________________

Outstanding at December 31, 1997             1,411                    $10.22
Granted                                      1,685                    $16.57
Exercised                                     (204)                   $12.04
Cancelled                                      (43)                   $10.21
_____________________________________________________________________________

Outstanding at December 31, 1998             2,849                    $13.77
Granted                                      1,072                    $31.21
Exercised                                     (403)                   $ 9.27
Cancelled                                     (241)                   $17.37
_____________________________________________________________________________

Outstanding at December 31, 1999             3,277                    $19.30
=============================================================================

At December 31, 1999, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.40 to $38.56 and eight years, respectively.

At December 31, 1999, 1998, and 1997, the number of options exercisable was approximately 988,000, 1,004,000, and 590,000, respectively, and the weighted average price of those options was $12.80, $11.16, and $10.12, respectively.

The Company derives a tax benefit from the options exercised and sold by employees and the benefit is credited to additional paid-in capital.

In September 1999, the Company adopted a new Rights Plan and declared a dividend distribution of one right for each outstanding share of the Company's common stock. The new Rights Plan replaced the Company's original rights plan, which was set to expire in September 1999. The rights under the new Rights Plan are set to expire in September 2009, unless redeemed earlier by the Board. At least once every three years, an independent committee of the Board will review the Rights Plan and, if the committee deems it appropriate, recommend to the entire Board that the Rights Plan be modified or terminated. Each right represents the right to purchase, if and when the right becomes exercisable, a unit consisting of one share of Syncor common stock at a per unit price of $180 (the "Purchase Price"). The rights generally will be exercisable only if a person or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of Syncor's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of Syncor's common stock (other than as a result of repurchases of stock by Syncor, or certain purchases by institutional or similar stockholders so long as they do not own 20% or more). In the event any person becomes an Acquiring Person (other than pursuant to an offer for all shares that the majority of the independent directors not associated or affiliated with the Acquiring Person determines to be adequate and otherwise in the best interest of the Company and its stockholders), each of the rights becomes a discount right entitling the holder (other than the Acquiring Person) upon payment of the Purchase Price, to common stock having a value equal to twice the Purchase Price (i.e., $360 worth of Syncor stock for a purchase price of $180). If following someone becoming an Acquiring Person, the Company engages in a merger or other business combination in which the Company does not survive or the common stock is changed or exchanged, or transfers more than 50% of its assets, cash flow or earning power in one transaction or a series of related transactions, each right becomes a right (except for the Acquiring Person) to acquire common shares of the other party to the transaction having a value equal to twice the Purchase Price.


NOTE 10. EMPLOYEE BENEFIT PLANS

The Company's 401(k) plan is open to all employees who are at least 21 years of age and have a minimum of twelve consecutive months of service. In 1989, the Company's Board of Directors amended the plan to an Employees' Savings and Stock Ownership Plan (ESSOP) to allow the plan to acquire one million of the Company's shares through a leveraged employee stock ownership plan transaction. In June 1995, September 1996, and August 1997, an additional 750,000 shares, in total, which were purchased in the open market, were contributed to the plan. These shares were originally classified as "treasury stock." The contributions totaled $8,657 and reflected the fair market value at the time of contribution. In connection with these transactions, the Company made a loan to the ESSOP. The ESSOP loan had an outstanding balance of $3,370,496 at December 31, 1999.

Under the ESSOP, participants may contribute one percent to fourteen percent of their compensation to 401(k) investment options and an additional two percent of their compensation to purchase Company stock. The Company makes matching contributions to 50 percent of the employees' 401(k) investment contributions up to a maximum of four percent of the employees' compensation and to 100 percent of the employees' Company stock purchases up to two percent of the employees' compensation. The Company's matching contribution is made in Company stock and reflects the ESSOP loan payment. The number of shares of stock available to match employee contributions is directly related to the amount of principal payments made on the ESSOP loan. Once the number of available shares is determined, the Company matches the employees' contributions as described above by determining the fair market value of the available stock. The remainder of any shares not allocated after all matching is complete will be allocated to all eligible employees based on relative compensation.

Participants are fully and immediately vested in their contributions and vest in employer contributions over a five-year period of continuous employment. After five years of continuous employment, any further employer contributions are fully and immediately vested. The Company's contributions for the years ended December 31, 1999, 1998 and 1997 amounted to $1,957, $2,091, and
$1,625, respectively, of which $1,686, $1,685, and $1,366,
respectively, were used to pay down principal on the ESSOP loan and $271, $406, and $259 respectively, to pay interest.

NOTE 11. NET INCOME PER SHARE

The following table presents the computation of basic earnings per share (EPS):


                                FOR THE YEAR ENDED                FOR THE YEAR ENDED                  FOR THE YEAR ENDED
                                DECEMBER 31, 1999                 DECEMBER 31, 1998                   DECEMBER 31, 1997
(IN THOUSANDS               Income        Shares  Per Share     Income        Shares  Per Share     Income        Shares  Per Share
EXCEPT PER SHARE DATE)  (Numerator) (Denominator)    Amount (Numerator) (Denominator)    Amount (Numerator) (Denominator)    Amount
___________________________________________________________________________________________________________________________________
Income from continuing
  Operations            $19,221                             $13,931                               $10,032
Basic EPS               $19,221       11,670       $1.65    $13,931         10,726     $1.30      $10,032      9,998        $1.00
                                                   =====                               =====                                =====

Effect of Dilutive
  Stock Options                        1,069                                   613                               284
                                       _____                                   ___                               ___
Diluted EPS             $19,221       12,739       $1.51    $13,931         11,339     $1.23      $10,032     10,282        $0.98
                                                   =====                               =====                                =====

Options to purchase 245 shares of common stock at prices ranging from $32.63 to $38.36 were outstanding during 1999, but were not included in the computation of diluted EPS at December 31, 1999 because the options' exercise prices were greater than the average market price of the common shares.


NOTE 12. LITIGATION AND CONTINGENCIES

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


NOTE 13. BUSINESS SEGMENTS

The Company is currently in three different business segments: The first segment is the compounding, dispensing, and distribution of radiopharmaceuticals in the United States. The second segment is the management and provision of medical diagnostic imaging services in the United States. The third segment is the compounding, dispensing, and distribution of radiopharmaceuticals and the provision of radiology services outside of the United States. Prior to 1998, the Company had only minimal participation in segments other than the radiopharmaceuticals segment.


(IN THOUSANDS)
__________________________________________________________________________
U.S. PHARMACY SERVICES BUSINESS                    1999              1998
__________________________________________________________________________

  Revenues                                     $440,322          $396,910
  Operating Income                             $ 48,090          $ 37,893
  Total Assets                                 $106,010          $ 86,766
  Capital Expenditures                         $  3,714          $  3,009
  Depreciation/Amortization                    $  4,256          $  4,946

U.S. MEDICAL IMAGING BUSINESS                      1999              1998
__________________________________________________________________________


  Revenues                                     $ 55,187          $ 35,309
  Operating Income                             $  5,881          $  2,328
  Total Assets                                 $122,020          $ 93,772
  Capital Expenditures                         $  5,961          $  2,717
  Depreciation/Amortization                    $  7,674          $  4,651

INTERNATIONAL OPERATIONS                           1999              1998
__________________________________________________________________________

  Revenues                                     $ 24,800          $ 16,804
  Operating Income                             $     55          $ (1,096)
  Total Assets                                 $ 38,478          $ 29,148
  Capital Expenditures                         $  8,002          $  5,164
  Depreciation/Amortization                    $  2,742          $  2,244

UNALLOCATED CORPORATE                              1999              1998
__________________________________________________________________________

  Operating Loss                               $(14,528)         $(14,575)
  Total Assets                                 $ 46,134          $ 46,881
  Capital Expenditures                         $  6,786          $  5,096
  Depreciation/Amortization                    $  4,843          $  3,413

                                              OPERATING             TOTAL
GEOGRAPHIC SEGMENTS           REVENUES           INCOME            ASSETS
__________________________________________________________________________

United States
  1999                        $495,509         $ 39,443          $274,164
  1998                        $432,219         $ 25,646          $227,419

Rest of World
  1999                        $ 24,800         $     55          $ 38,478
  1998                        $ 16,804         $ (1,096)         $ 29,148
===========================================================================

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS, SYNCOR INTERNATIONAL CORPORATION

We have audited the accompanying consolidated balance sheets of Syncor International Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syncor International Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
Los Angeles, California
February 16, 2000

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

SELECTED QUARTERLY RESULTS OF OPERATIONS

The unaudited quarterly operating results in the Selected Quarterly Results of Operations have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation for the periods presented.

Unaudited calendar quarterly information is summarized below:


(IN THOUSANDS, EXCEPT PER SHARE DATA)      MARCH 31,    JUNE 30,  SEPTEMBER 30,  DECEMBER 31,      1999
_________________________________________________________________________________________________________
Net sales                                  $123,868     $130,290      $131,508      $134,643    $520,309
Gross profit                               $ 38,582     $ 43,245      $ 42,705      $ 44,789    $169,321
Net income from continuing operations      $  5,029     $  6,387      $  3,194      $  4,611    $ 19,221
Net income per share
  from continuing operations:
  Basic                                    $    .44     $    .55      $    .27      $    .39    $   1.65
  Diluted                                  $    .41     $    .50      $    .25      $    .36    $   1.51

Net income                                 $  5,029     $  6,387      $  3,194      $  4,611    $ 19,221
Net income per share:
  Basic                                    $    .44     $    .55      $    .27      $    .39    $   1.65
  Diluted                                  $    .41     $    .50      $    .25      $    .36    $   1.51
Weighted average shares outstanding:
  Basic                                      11,363       11,675        11,805        11,846      11,670
  Diluted                                    12,393       12,757        12,937        12,841      12,739
_________________________________________________________________________________________________________

Market price per share:
  High                                     $  34.50     $  36.00      $  40.00      $  40.72    $  40.72
  Low                                      $  24.50     $  25.91      $  29.00      $  26.75    $  24.50
_________________________________________________________________________________________________________


(IN THOUSANDS, EXCEPT PER SHARE DATA)      MARCH 31,    JUNE 30,  SEPTEMBER 30,  DECEMBER 31,       1998
_________________________________________________________________________________________________________

Net sales                                  $102,724     $113,245      $114,102      $118,952    $449,023
Gross profit                               $ 27,155     $ 34,592      $ 34,866      $ 35,337    $131,950
Net income from continuing operations      $  3,358     $  4,395      $  2,726      $  3,452    $ 13,931
Net income per share from
  continuing operations:
  Basic                                    $   0.33     $   0.42      $   0.25      $   0.31    $   1.30
  Diluted                                  $   0.31     $   0.40      $   0.24      $   0.29    $   1.23

Net income                                 $  3,358     $  4,395      $  2,726      $  3,452    $ 13,931
Net income per share:
  Basic                                    $   0.33     $   0.42      $   0.25      $   0.31    $   1.30
  Diluted                                  $   0.31     $   0.40      $   0.24      $   0.29    $   1.23
Weighted average shares outstanding:
  Basic                                      10,304       10,536        10,982        11,073      10,726
  Diluted                                    10,786       11,057        11,504        11,960      11,339
_________________________________________________________________________________________________________

Market price per share
  High                                     $  18.94     $  18.38      $  19.88      $  27.25    $  27.25
  Low                                      $  13.81     $  15.50      $  14.00      $  14.50    $  13.81
_________________________________________________________________________________________________________


CORPORATE INFORMATION

BOARD OF DIRECTORS

Monty Fu
Chairman of the Board
Director since 1985
Governance Committee

Robert G. Funari
President and
Chief Executive Officer
Director since 1995
Quality Committee,
Governance Committee

George S. Oki
Chairman of the Board,
Meta Information Services, Inc.
Director since 1985
Compensation Committee,
Governance Committee

Arnold E. Spangler
Managing Director,
Mancuso & Company
Director since 1985
Audit Committee,
Compensation Committee

Steven B. Gerber, MD
Managing Director,
CIBC World Markets
Director since 1990
Audit Committee,
Quality Committee

Henry N. Wagner, Jr., MD
Professor of Radiological Science
Director of Nuclear Medicine
The Johns Hopkins Medical Institutions
Director since 1992
Quality Committee

Gail R. Wilensky, PhD
Senior Fellow, Project HOPE,
former HCFA Administrator and
Deputy Assistant to President Bush
Director since 1993
Audit Committee,
Quality Committee

Ronald A. Williams
President,
Blue Cross of California
Director since 1998
Compensation Committee,
Governance Committee

OFFICERS

Monty Fu
Chairman of the Board

Robert G. Funari
President and
Chief Executive Officer

Haig S. Bagerdjian
Executive Vice President
and Secretary;
President and
Chief Executive Officer
Syncor Overseas Ltd.

David L. Ward
Executive Vice President;
Prsident and Chief Executive Officer
Comprehensive Medical Imaging, Inc.

Michael E. Mikity
Senior Vice President and
Chief Financial Officer

John S. Baumann
Senior Vice President and
General Counsel

Michael L. Lach
Senior Vice President and
Chief Information Officer

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

WEB SITE
www.syncor.com

ANNUAL MEETING
The Company's Annual Meeting of Stockholders will be held at 1:00 pm, Tuesday, June 20, 2000, at the Warner Center Hilton Hotel, 6360 Canoga Avenue, Woodland Hills, California 91367. Stockholders of record on April 24, 2000, are invited to attend and vote at that meeting.

FORM 10-K
To receive a copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, contact the Corporate Headquarters, Syncor International Corporation, Attn: Investor Relations Department, 6464 Canoga Avenue, Woodland Hills, California 91367.

INDEPENDENT AUDITORS
KPMG LLP, 355 South Grand Avenue, Los Angeles, California 90017

STOCK DATA
The Company's common stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol SCOR.

TRANSFER AGENT AND REGISTRAR
Stockholders wishing to report a change of address, may forward details, including both the old and new addresses, to:
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10015
(212) 936-5100

STOCK MARKET INFORMATION
Stock price quotations are printed daily in major newspapers, including the Wall Street Journal.
As of March 24, 2000, there were 11,834,719 shares of common stock outstanding. Stockholders of record at that date numbered to 824. The Company has not paid cash dividends on its stock and has no current intention of paying cash dividends in the foreseeable future.